      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1996
                                                       REGISTRATION NO. 333-3998

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           UGLY DUCKLING CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                       5521                      86-0721358
(STATE OF INCORPORATION)  (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
                            CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                            ------------------------
                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            STEVEN P. JOHNSON, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           UGLY DUCKLING CORPORATION
                      2525 EAST CAMELBACK ROAD, SUITE 1150
                             PHOENIX, ARIZONA 85016
                                 (602) 852-6600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

  STEVEN D. PIDGEON, ESQ.                      CHRISTOPHER D. JOHNSON, ESQ.
   SNELL & WILMER L.L.P.                        SQUIRE, SANDERS & DEMPSEY
    ONE ARIZONA CENTER                         40 NORTH CENTRAL, SUITE 2700
PHOENIX, ARIZONA 85004-0001                     PHOENIX, ARIZONA 85004-4440
     (602) 382-6000                                   (602) 528-4000
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                           UGLY DUCKLING CORPORATION

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

 ITEM
NUMBER       REGISTRATION STATEMENT HEADING               LOCATION OR CAPTION IN PROSPECTUS
- ------   --------------------------------------  ---------------------------------------------------
   1.    Forepart of the Registration Statement
         and Outside Front Cover Page of
         Prospectus............................  Outside Front Cover Page of Prospectus
   2.    Inside Front and Outside Back Cover
         Pages of Prospectus...................  Inside Front and Outside Back Cover Pages of
                                                 Prospectus
   3.    Summary Information and Risk
         Factors...............................  Prospectus Summary; Risk Factors
   4.    Use of Proceeds.......................  Prospectus Summary; Use of Proceeds; Management's
                                                 Discussion and Analysis of Financial Condition and
                                                 Results of Operations
   5.    Determination of Offering Price.......  Underwriting
   6.    Dilution..............................  Dilution
   7.    Selling Security Holders..............  *
   8.    Plan of Distribution..................  Outside Front Cover Page of Prospectus;
                                                 Underwriting
   9.    Description of Securities to be
         Registered............................  Description of Capital Stock
  10.    Interests of Named Experts and
         Counsel...............................  *
  11.    Information with Respect to the
         Registrant............................  Prospectus Summary; Risk Factors; The Company; Use
                                                 of Proceeds; Dividend Policy; Recapitalization and
                                                 Related Transactions; Capitalization; Dilution;
                                                 Selected Consolidated Financial Data; Management's
                                                 Discussion and Analysis of Financial Condition and
                                                 Results of Operations; Business; Management;
                                                 Principal Stockholders; Certain Relationships and
                                                 Related Transactions; Description of Capital Stock;
                                                 Shares Eligible for Future Sale; Underwriting;
                                                 Consolidated Financial Statements
  12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities...........................  *

- ---------------
* Not applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED MAY 29, 1996

                                2,000,000 Shares

                                      LOGO
                                  Common Stock


     All of the 2,000,000 shares of Common Stock offered hereby are being sold by Ugly Duckling Corporation (the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. The Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market under the symbol "UGLY." It is currently estimated that the initial public offering price will be between $6.00 and $7.50 per share. See "Underwriting," for a discussion of the factors considered in determining the initial public offering price.


     It is anticipated that SunAmerica Life Insurance Company ("SunAmerica") will purchase from the Underwriters $1 million of the Common Stock offered hereby. SunAmerica has agreed to convert $3 million of convertible subordinated debt of the Company into additional Common Stock at the initial public offering price. SunAmerica has also agreed to enter into certain securitization transactions with the Company, the first of which was completed in March 1996. See "Recapitalization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                               ------------------


  SEE "RISK FACTORS" AT PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN
                                  FACTORS THAT

   SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED
                                    HEREBY.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================================
                                                           UNDERWRITING
                                        PRICE TO             DISCOUNTS           PROCEEDS TO
                                         PUBLIC         AND COMMISSIONS(1)       COMPANY(2)
- -------------------------------------------------------------------------------------------------
Per Share.........................           $                   $                    $
- -------------------------------------------------------------------------------------------------
Total(3)..........................           $                   $                    $
=================================================================================================

   (1) Excludes the value of warrants to purchase up to 150,000 shares of Common Stock (the "Representative's Warrant") granted to the representative of the several Underwriters (the "Representative"). The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended, in connection with this offering. See "Underwriting." (2) Before deducting expenses of the offering payable by the Company estimated at $1,262,500, including the Representative's non-accountable expense allowance. See "Underwriting." (3) The Company has granted the Underwriters a 45-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
Discounts and Commissions, and Proceeds to Company will be $          , $
, and $          , respectively. See "Underwriting."


     The shares of Common Stock are being offered severally by the Underwriters, subject to prior sale, when, as, and if delivered to and accepted by the Underwriters and subject to the right to reject any order in whole or in part and certain other conditions. It is expected that delivery of the shares will be made against payment therefor at the offices of Cruttenden Roth Incorporated, Irvine, California, or the facilities of the Depository Trust Company, on or
about             , 1996.

                               ------------------
                                CRUTTENDEN ROTH
                                  INCORPORATED

               The date of this Prospectus is             , 1996

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH

STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the over-allotment option granted to the Underwriters. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Ugly Duckling Corporation (the "Company") is a fully integrated used car sales and finance company that operates the largest chain of "buy here-pay here" used car dealerships in Arizona. As part of its activities, the Company underwrites, finances and services installment contracts generated by its dealerships and by third party used car dealerships located in selected markets throughout the United States. The Company targets customers who have limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers").



     The rapidly growing used car sales and finance industry achieved record sales in 1995 of 30.5 million units, representing approximately $290 billion in sales. During this same period, more than $185 billion in retail installment contracts were originated through the sale of used cars. Of this amount, approximately 19.2 million units were sold to Sub-Prime Borrowers, generating $124 billion in retail installment contracts.



     Consistent with the industry's growth, the Company has expanded significantly in recent periods. From 1994 to 1995, total revenues increased by 72.2% from $33.8 million to $58.2 million. Reflecting development of its infrastructure and expansion of its operations, the Company incurred losses of approximately $2.0 million and $4.0 million for these periods.



     During the three months ended March 31, 1996, the Company's net earnings before preferred stock dividends were approximately $1.1 million. The
Company's first quarter of each year has historically been one of its most profitable and may not necessarily be indicative of results to be expected for the rest of the year. See "Risk Factors -- Fluctuations in Quarterly Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality." The Company's total revenues for the first quarter of 1996 were $19.4 million, including $15.1 million on the sale of more than 2,000 used cars, and $3.6 million in finance income. Revenues also included a gain of approximately $540,000 on the sale of receivables pursuant to a newly instituted securitization program. See "-- Capital Resources". In addition, the Company purchased more than 1,200 contracts from third party dealers with an aggregate principal balance of $7.2 million during the quarter. The combined principal balance of the Company's dealership and third party dealer contract portfolios as of March 31, 1996 was $46.3 million.



     Sales and Finance Operations. The Company sells used cars through seven wholly owned used car dealerships ("Company Dealerships") serving the Phoenix and Tucson, Arizona metropolitan areas and finances such sales through retail installment contracts that the Company services. The Company also purchases and services contracts originated by third party used car dealerships ("Third Party Dealers"). Substantially all of the contracts the Company services are with Sub-Prime Borrowers. As a result, the Company incurs substantial credit losses, which it provides for through its Allowance for Credit Losses. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Allowance for Credit Losses -- Net Charge Offs," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses -- Delinquencies," and "Business -- Comparison of Contracts Originated at Company Dealerships and Third Party Dealers."



     The Company's targeted competition for its Company Dealerships are the numerous small independent used car dealerships that sell and finance sales of used cars to Sub-Prime Borrowers ("Buy Here-Pay Here" dealers). The Company estimates that there are over 63,000 independent used car dealers in the United States, a substantial portion of which are Buy Here-Pay Here dealers. The Company distinguishes its Company Dealership operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. In addition, the Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions, as well as networked computer systems and proprietary software that enable the Company to monitor and service large volumes of contracts. See "Business -- Business Strategy" and "Business -- Company Dealership Operations." Recently, the growth of the used car sales and finance market has attracted significant attention from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., Driver's Mart and CarChoice. The entrance into the used car market by these companies, each of which have substantially greater resources than the Company, could lead to greater competition and have a negative impact on the Company's gross margins. See "Business -- Competition."



     In 1994, the Company entered the Third Party Dealer financing market to leverage the contract servicing expertise it had acquired through its Company Dealership activities. Since that time, the Company has significantly expanded its Third Party Dealer contract purchasing operations and, as of April 15, 1996, had opened eleven Third Party Dealer contract buying offices ("Branch Offices") in selected markets throughout the United States (five in Arizona, two in Indiana, two in Colorado, one in Florida, and one in Nevada) and entered into contract purchasing agreements with over 300 Third Party Dealers. The Company generally competes against independent automobile finance companies and, to a lesser extent, traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers. See "Business -- Business Strategy," "Business -- Third Party Operations," and "Business -- Competition."


     Marketing. The Company believes it has achieved widespread brand name recognition through extensive television, radio, and billboard advertising featuring its widely recognized animated duck mascot and logo. The Company emphasizes its large network of Company Dealerships, its wide selection of quality used cars, and its ability to finance most Sub-Prime Borrowers. The Company has also established several innovative marketing programs that are designed to attract Sub-Prime Borrowers by assisting them in re-establishing their credit, offering rewards for timely payment on contracts, and promoting customer loyalty. See "Business -- Company Dealership Operations -- Advertising and Marketing."


     Growth Strategy. Since commencing its used car sales and financing operations in 1992, the Company has pursued an aggressive growth strategy through both internal development and acquisition. During 1996 and 1997, the Company expects to develop or acquire approximately five additional Company Dealerships and to open 15 to 20 additional Branch Offices in various states. The Company believes that the aggregate cost of such expansion will be approximately $8.5 million, which the Company expects to finance through operating cash flows and supplemental borrowings. See "Use of Proceeds." The additional overhead created by this expansion could adversely affect results of operations in the short-term. In conjunction with its expected expansion in the number of Branch Offices, during the next two years the Company expects to add up to 300 additional Third Party Dealers to its dealer network. The Company believes its current management team, monitoring and collection operations, and corporate infrastructure are capable of supporting the planned expansion of its operations. See "Business -- Business Strategy" and "Business -- Expansion Plans and Acquisition Opportunities."



     Capital Resources. The Company finances its operations through a variety of funding sources, including a $50 million revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation ("GE Capital"). In addition, the Company has agreed to the terms of a securitization program (the "Securitization Program") with SunAmerica pursuant to which SunAmerica may purchase up to $175 million of the Company's asset-backed securities. The Company and SunAmerica have completed one securitization of an aggregate of $13 million in contracts originated through Company Dealerships. Standard & Poor's gave the $10 million in certificates issued to SunAmerica in connection with the securitization a "BBB" rating, which the Company believes is the first "investment grade" rating given to certificates collateralized by used car installment contracts originated at Buy Here-Pay Here dealerships without any external credit enhancement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Standard & Poor's rating is unrelated to an investment in the securities being offered pursuant to this Prospectus.



     Recapitalization and Related Transactions. Upon the closing of this offering, Verde Investments, Inc. ("Verde Investments"), an affiliate of the Company whose sole stockholder is also the Chairman, Chief

Executive Officer, and majority stockholder of the Company, has agreed to sell to the Company, subject to financing, nine properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and, pending such sale, to lower the rental rates on such properties to an aggregate of $745,000 per year. In addition, Verde Investments has agreed to assign to the Company its leasehold interest in two properties it sub-leases to the Company. These two transactions would have resulted in savings to the Company of approximately $730,000 for 1995 and $310,000 for the three months ended March 31, 1996. Also effective upon the closing of this offering, Verde Investments has agreed to lower the interest rate on $14 million of subordinated debt payable to Verde Investments from 18% to 10% per annum and to lower the dividend rate on $10 million of Preferred Stock held by Verde Investments (which currently accrues a dividend of 12% annually, increasing one percent annually to a maximum of 18%) to 10% through 1997. SunAmerica, a significant funding source for the Company, has agreed to convert $3 million of subordinated debt into Common Stock at the public offering price. It is also anticipated that SunAmerica will purchase $1 million of the Common Stock offered hereby. Through the lowering of rents and financing costs as a result of the above-referenced transactions (the "Recapitalization Transactions"), the Company expects to save over $2.6 million annually through 1997. See "Recapitalization and Related Transactions" and "Certain Relationships and Related Transactions."


                                  THE OFFERING


Common Stock offered.........................  2,000,000 shares
Common Stock to be outstanding immediately
  after the offering.........................  8,024,044 shares(1)
Use of proceeds..............................  Repayment of debt, with increased borrowing capacity to be used for development and/or
                                               acquisition of additional Company Dealerships
                                               and Branch Offices, expansion of contract
                                               portfolio, and general corporate purposes. See
                                               "Use of Proceeds."
Nasdaq symbol................................  "UGLY"


- ---------------

(1) Includes 444,444 shares issuable to SunAmerica upon conversion of $3 million of convertible subordinated debt at an assumed public offering price of $6.75 per share. Excludes 300,000 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option. Also excludes: (i) 443,120 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1996 under the Company's Long-Term Incentive Plan with a weighted average exercise price of $1.70 per share;
    (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrant; (iii) 116,000 shares of Common Stock issuable upon exercise of warrants to be issued to SunAmerica; and (iv) 22,220 shares of Common Stock issuable to the Company's independent directors upon their appointment to the Board of Directors at the close of the offering. See "Recapitalization and Related Transactions," "Management," "Description of Capital Stock," and "Underwriting."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)



                                                                                       PRO FORMA, AS ADJUSTED(1)
                                                                                    --------------------------------
                                                                THREE MONTHS         YEAR ENDED      THREE MONTHS
                                 YEARS ENDED DECEMBER 31,      ENDED MARCH 31,      DECEMBER 31,    ENDED MARCH 31,
                                ---------------------------   -----------------     ------------   -----------------
                                 1993      1994      1995      1995      1996           1995        1995      1996
                                -------   -------   -------   -------   -------     ------------   -------   -------
STATEMENT OF OPERATIONS DATA:
Total Revenues................. $16,477   $33,774   $58,203   $11,546   $19,396       $ 48,747     $10,553   $19,396
  Dealership Sales of Used
    Cars.......................  13,969    27,768    47,824     9,683    15,081         38,368       8,690    15,081
  Income on Dealership Finance
    Receivables................   1,629     4,739     8,227     1,564     2,490          8,227       1,564     2,490
  Gain on Sale of Finance
    Receivables................      --        --        --        --       539             --          --       539
  Servicing Income.............      --        --        --        --        54             --          --        54
  Income on Residual in Finance
    Receivables Sold...........      --        --        --        --       103             --          --       103
  Income on Third Party Finance
    Receivables................      --       710     1,844       217     1,069          1,844         217     1,069
  Franchise Fees and Other
    Income.....................     879       557       308        82        60            308          82        60
Cost of Used Cars Sold.........   6,089    12,578    27,964     4,858     8,348         20,685       4,311     8,348
Provision for Credit Losses....   3,292     8,140     8,360     2,060     2,606          7,840       1,872     2,606
Net Revenues from Dealership
  Activities...................   6,217    11,790    19,728     4,329     7,259         18,071       4,071     7,259
Income before Operating
  Expenses.....................   7,096    13,056    21,880     4,628     8,442         20,223       4,370     8,442
Total Operating Expenses.......   5,411    12,150    19,600     3,946     5,694         16,468       3,409     5,214
Operating Income...............   1,685       906     2,280       682     2,748          3,755         961     3,228
Total Interest Expense.........     893     3,037     5,956     1,122     1,650          3,486         518     1,160
Net Earnings (Loss)............     699    (1,967)   (3,972)     (465)    1,066            195         419     2,036
Net Earnings (Loss) Available
  for Common Shares............     699    (1,967)   (3,972)     (465)      766            195         419     1,793
Net Earnings (Loss) per Common
  Share........................ $  0.14   $ (0.35)  $ (0.67)  $ (0.08)  $  0.13       $   0.02     $  0.05   $  0.21
Weighted Average Common Shares
  Outstanding during
  Period(2)....................   5,010     5,584     5,892     5,892     5,892          8,337       8,337     8,337


                                                                                       PRO FORMA, AS ADJUSTED(1)
                                                                                    --------------------------------
                                       DECEMBER 31,               MARCH 31,         DECEMBER 31,       MARCH 31,
                                ---------------------------   -----------------     ------------   -----------------
                                 1993      1994      1995      1995      1996           1995        1995      1996
                                -------   -------   -------   -------   -------     ------------   -------   -------
BALANCE SHEET DATA:
Total Finance Receivables,
  Net.......................... $ 7,089   $15,858   $40,726   $19,459   $39,479       $ 40,726     $19,459   $39,479
Total Assets...................  11,936    29,711    60,790    33,722    61,659         68,125      41,057    68,994
Total Subordinated Notes
  Payable......................   8,941    18,291    14,553    17,215    14,000         14,553      17,215    14,000
Total Debt.....................   9,380    28,617    50,737    29,804    49,755         44,187      23,254    43,205
Total Preferred Stock..........      --        --    10,000        --    10,000         10,000          --    10,000
Total Common Stock.............       1        77       127       127       127         14,012      14,012    14,012
Total Stockholders' Equity
  (Deficit)(3).................     697    (1,194)    4,884    (1,609)    5,650         18,769      12,276    19,535
Principal Balances Outstanding:
Dealership Portfolio........... $ 9,588   $19,881   $34,227   $23,801   $27,830       $ 34,227     $23,801   $27,830
Third Party Dealer Portfolio... $    --   $ 1,620   $13,805   $ 1,998   $18,492       $ 13,805     $ 1,998   $18,492
Portfolio Securitized with
  Servicing Retained........... $    --   $    --   $    --   $    --   $12,622       $     --     $    --   $12,622

                                                   (footnotes on following page)

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)



                                                                                       PRO FORMA, AS ADJUSTED(1)
                                                                                    --------------------------------
                                                                THREE MONTHS         YEAR ENDED      THREE MONTHS
                                 YEARS ENDED DECEMBER 31,      ENDED MARCH 31,      DECEMBER 31,    ENDED MARCH 31,
                                ---------------------------   -----------------     ------------   -----------------
                                 1993      1994      1995      1995      1996           1995        1995      1996
                                -------   -------   -------   -------   -------     ------------   -------   -------
DEALERSHIP OPERATING DATA
  (UNAUDITED):
Number of Used Cars Sold.......   3,359     5,270     7,383     1,654     2,119          6,326       1,496     2,119
Company Dealerships............       5         8         8         8         7              7           7         7
Units Sold per Dealership......     672       659       923       207       303            904         214       303
Number of Contracts
  Outstanding..................   2,929     5,515     8,049     6,414     6,194
Allowance as % of Outstanding
  Principal....................    30.0%     30.4%     21.9%     28.3%     23.0%
Average Principal Balances
  Outstanding.................. $ 3,273   $ 3,605   $ 4,252   $ 3,711   $ 4,493
Delinquencies:
Principal Balances 31 to 60
  Days.........................    10.5%      5.1%      4.2%      3.6%      2.6%
Principal Balances over 60
  Days.........................    15.0%      1.3%      1.1%      2.0%      1.1%
Average Yield on Contracts.....    26.4%     28.2%     28.0%     27.9%     28.0%

THIRD PARTY OPERATING DATA
  (UNAUDITED):
Number of Contracts
  Purchased....................      --     1,423     3,012       484     1,268
Number of Branch Offices.......      --         1         8         1        10
Number of Third Party
  Dealers......................      --        20       118        20       317
Number of Contracts
  Outstanding..................      --       726     2,733     1,029     3,592
Allowance as % of Outstanding
  Principal....................      --       9.8%      7.2%      7.6%      7.3%
Average Principal Balance
  Outstanding.................. $    --   $ 2,232   $ 5,051   $ 1,942   $ 5,148
Delinquencies:
Principal Balances 31 to 60
  Days.........................      --       6.0%      1.2%      2.8%      0.9%
Principal Balances over 60
  Days.........................      --       2.6%      0.4%      3.0%      0.1%
Average Yield on Contracts.....      --      30.9%     26.7%     30.5%     26.9%

- ---------------

(1) Pro forma, as adjusted, financial information gives effect to the Recapitalization Transactions, the sale of the Company's Gilbert, Arizona dealership (the "Gilbert Dealership"), and the sale of the 2,000,000 shares of Common Stock offered hereby and the initial application of the net proceeds therefrom to repay indebtedness under the Company's Revolving Facility, in each case as if such transaction had occurred as of December 31, 1994. See Notes (1) and (2) to the Selected Consolidated Financial Data and "Use of Proceeds."
(2) See Notes to the Consolidated Financial Statements for a determination of the weighted average common shares outstanding.
(3) The Accumulated Deficit component of Total Stockholders' Equity does not give any effect to the pro forma adjustments.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves certain risks. In addition to the other information included elsewhere in this Prospectus, prospective investors should give careful consideration to the following factors before purchasing shares of the Common Stock offered hereby.

NO HISTORY OF PROFITABLE OPERATIONS; NO ASSURANCE OF CONTINUED PROFITABILITY


     The Company began operations in 1992 and incurred significant losses in 1994 and 1995. For the three months ended March 31, 1996, however, the Company achieved profitability with net earnings of approximately $1.1 million on total revenues of $19.4 million. The Company's business strategy calls for aggressive growth in its sales and financing activities. Over the next two years, the Company anticipates developing or acquiring approximately five new Company Dealerships and opening 15 to 20 new Branch Offices. The Company's ability to remain profitable as it pursues this business strategy will depend upon its ability to: (i) expand its revenue generating operations while not proportionately increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; and (iv) adapt to the increasingly competitive market in which it operates. Outside factors, such as the economic, regulatory, and judicial environments in which it operates, will also have an effect on the Company's business. The Company's inability to achieve or maintain any or all of these goals could have a material adverse effect on the Company's operations, profitability, and growth. See "Business -- Business Strategy."



POOR CREDITWORTHINESS OF BORROWERS; HIGH RISK OF CREDIT LOSSES



     Substantially all of the contracts that the Company services are with Sub-Prime Borrowers. Due to their poor credit histories, Sub-Prime Borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. The Company typically charges a fixed interest rate of 29.9% on contracts originated at Company Dealerships while rates range from 21% to 29.9% on the Third Party Dealer contracts it purchases. In addition, the Company has established an Allowance for Credit Losses, which approximated 17.7% and 16.7% of contract principal balances for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, to cover anticipated credit losses on the contracts currently in its portfolio. At December 31, 1995 and March 31, 1996, the principal balance of delinquent contracts as a percentage of total outstanding contract principal balances was 4.2% and 2.8%, respectively. The Company's net charge offs as a percentage of average principal outstanding for the year ended December 31, 1995 and the three months ended March 31, 1996 were 21.7% and 4.7%, respectively. The Company believes its Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, no assurance can be given that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of reserves will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company's profitability. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Allowance for Credit Losses" and "Business -- Monitoring and Collections."



HIGHLY COMPETITIVE INDUSTRY



     Although the used car sales industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., Driver's Mart, and CarChoice, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

     Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to Sub-Prime Borrowers is a highly fragmented and very competitive market. In recent periods, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers, which could have a material adverse effect on the Company's profitability. See "Business -- Competition."

     The Company believes that recent demographic, economic, and industry trends favor growth in the used car sales and Sub-Prime Borrower financing markets. To the extent such trends do not continue, however, the Company's profitability may be materially and adversely affected. See "Business -- Overview of Used Car Sales and Finance Industry."

GENERAL ECONOMIC CONDITIONS


     The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to increased delinquencies, repossessions, and credit losses that could hinder the Company's planned expansion. Because of the Company's focus on Sub-Prime Borrowers, its actual rate of delinquencies, repossessions, and credit losses on contracts could be higher under adverse conditions than those experienced in the used car sales and finance industry in general. Economic changes are uncertain, and sluggish sales of used cars and weakness in the economy could have an adverse effect on the Company's business and that of the Third Party Dealers from which it purchases contracts. See "Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."



NEED TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH THIRD PARTY DEALERS



     The Company enters into nonexclusive agreements with Third Party Dealers, which may be terminated by either party at any time, pursuant to which the Company purchases contracts originated by such dealers that meet the Company's established terms and conditions. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, or that such dealers will continue to generate a volume of contracts comparable to the volume of contracts historically generated by such dealers. See "Business -- Third Party Dealer Operations."


GEOGRAPHIC CONCENTRATION

     The Company's direct used car sales and financing operations are currently conducted in the Phoenix and Tucson, Arizona, metropolitan areas. In addition, as of April 15, 1996, the Company had opened eleven Branch Offices, five of which were located in Arizona, two in Indiana, two in Colorado, one in Florida, and one in Nevada. Of the $46.3 million in total contracts owned by the Company at March 31, 1996, the Company estimates that approximately $42.2 million were originated in Arizona. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in Arizona and the southwestern United States. See
"Business -- Company Dealership Operations" and "Business -- Third Party Dealer Operations."

DEPENDENCE ON EXTERNAL FINANCING


     The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations from financing companies and other lenders, some of which are affiliated with the Company. Currently, the Company receives financing pursuant to the Revolving Facility with GE Capital, which has a maximum commitment of $50 million. Under the Revolving Facility, the Company may borrow up to 65% of the principal balance of eligible Company Dealership contracts and up to 90% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew it for one additional year. The Revolving Facility is secured by substantially all of the Company's assets. As of March 31, 1996, the Company's borrowing capacity under the Revolving Facility was approximately $34.2 million, the aggregate principal amount outstanding under the Revolving Facility was $31.8 million, and the amount available to be borrowed was $2.4 million. There can be no assurance that the Company will be able to continue to satisfy the terms and conditions of the Revolving Facility or that it will be extended beyond its current expiration date. In addition, the Company has agreed to terms with SunAmerica pursuant to which SunAmerica may purchase up to $175 million of the Company's asset-backed securities created pursuant to the Securitization Program. The Securitization Program is subject to numerous terms and conditions, including the Company's ability to achieve investment-grade ratings on its asset-backed securities. The Company and SunAmerica have completed one securitization of an aggregate of $10 million in certificates backed by $13 million in contracts originated through Company Dealerships. There can be no assurance, however, that any further securitizations will be completed or that the Company will be able to secure additional financing when and as needed in the future, or on terms acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



SUBSTANTIAL LEVERAGE



     In connection with its growth over the past several years, the Company has incurred substantial indebtedness, resulting in a highly leveraged capital structure. At March 31, 1996, the Company's total indebtedness was approximately $49.8 million. See "Capitalization" and "Selected Consolidated Financial Data." The Company's substantial leverage could have important consequences, including limiting its ability to obtain additional financing, requiring the Company to use substantial portions of operating cash flow to meet interest and principal repayment obligations, exposing the Company to interest rate fluctuations due to floating interest rates, increasing the Company's vulnerability to changes in general economic conditions and competitive pressures, and limiting the Company's ability to realize some or all of the benefit of significant business opportunities. In addition, the Revolving Facility contains various covenants that limit, among other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions. See "Dividend Policy." The covenants also require the Company to meet certain financial tests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Revolving Facility." Although the Company believes that it is currently in compliance with the terms and conditions of its borrowing arrangements, a default thereunder could have a material adverse effect on the Company's financial condition and results of operations.



SENSITIVITY TO INTEREST RATES; IMPACT OF USURY LAWS



     A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns under the contracts in its portfolio. While the contracts the Company services bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility bears interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases Third Party Dealer contracts, or raising the retail sales prices of its used cars. To the extent the Company were unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

     The Company typically charges a fixed interest rate of 29.9% on the contracts originated at Company Dealerships, while rates range from 21% to 29.9% on the Third Party Dealer contracts it purchases. Currently, all of the Company's used car sales activities are conducted in, and a majority of the contracts the Company services are originated in, the State of Arizona, which does not impose limits on the rate that a lender may charge. The Company has expanded, and will continue to expand, its operations into states that impose usury limits. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount. The Company's inability to achieve adequate discounts in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that Arizona will not adopt a usury statute or that Arizona or other jurisdictions in which the Company operates will not adopt additional laws, rules, and regulations that could adversely affect the Company's business. See "Business -- Regulation, Supervision, and Licensing."


FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     Historically, the Company has experienced higher revenues in the first two quarters of the year (particularly in the first quarter) than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first part of the year, which are a primary source of down payments on used car purchases. Given the possibility of such fluctuations, the Company believes that quarterly comparisons of the results of its operations during any fiscal year are not necessarily meaningful and that results for any one fiscal quarter should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

DEPENDENCE UPON KEY PERSONNEL

     The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include non-competition provisions) with certain of its officers. See "Management."


CONTROL BY MAJORITY STOCKHOLDER



     Upon the completion of the offering, Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and majority stockholder, will hold 52% of the outstanding Common Stock, assuming exercise of all outstanding options and warrants. As a result, Mr. Garcia will have a significant influence upon the activities of the Company, as well as on all matters requiring approval of the stockholders, including electing or removing members of the Company's Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and changing the Company's dividend policy. See "Management" and "Principal Stockholders."



POTENTIAL ANTI-TAKEOVER EFFECT OF PREFERRED STOCK



     The Company's Certificate of Incorporation authorizes the Company to issue "blank check" Preferred Stock, the designation, number, voting powers, preferences, and rights of which may be fixed or altered from time to time by the Board of Directors. Accordingly, the Board of Directors has the authority, without stockholder approval, to issue Preferred Stock with dividend, conversion, redemption, liquidation, sinking fund, voting, and other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The Preferred Stock could be utilized, under certain circumstances, to discourage, delay, or prevent a merger, tender offer, or change in control of the Company that a stockholder might consider to be in its best interests. Although the Company has no present intention of issuing any additional shares of its authorized Preferred Stock, there can be no assurance that the Company will not do so in the future. See "Description of Capital
Stock -- Preferred Stock."

REGULATION, SUPERVISION, AND LICENSING



     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.



     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.


PRIOR LEGAL ACTIONS INVOLVING CHIEF EXECUTIVE OFFICER


     In October 1990, Mr. Garcia pled guilty to one felony count of bank fraud brought by the United States, on behalf of the Resolution Trust Corporation ("RTC"), for his participation in a real estate transaction involving Lincoln Savings and Loan Association, a federally insured savings and loan institution that later went into receivership. In connection with this matter, Mr. Garcia also settled civil lawsuits filed against him by the RTC and the Securities and Exchange Commission (the "Commission"), and consented to an administrative order imposed by the Commission. In addition, a real estate investment company owned by Mr. Garcia, as well as several limited partnerships organized by that company, filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in 1990 and 1991. Mr. Garcia and his wife filed a petition for discharge under Chapter 7 of the United States Bankruptcy Code in June 1990. Mr. Garcia's company and the related partnerships were successfully reorganized in the period from 1990 to 1993 and Mr. Garcia was fully discharged in 1991. See "Management -- Involvement in Certain Legal Proceedings."



ABSENCE OF PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICES



     Prior to this offering, there has been no public trading market for the Common Stock and there can be no assurance that a regular trading market for the Common Stock will develop after this offering or, if developed, that it will be sustained following the offering. No assurance can be given that the Common Stock will continue to be listed on the Nasdaq National Market. The initial public offering price of the Common Stock offered hereby will be determined through negotiations between the Company and the Representative and may not necessarily bear any relationship to the price at which the Common Stock will trade after completion of the offering, or to the Company's book value, assets, past operating results, or financial condition or to any other established criteria of value. The market price of the Common Stock could also be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, general trends in the industry, and other events or factors. See "Underwriting."

                                  THE COMPANY


     The Company is a fully integrated used car sales and finance company. The Company operates the largest chain of Buy Here-Pay Here used car dealerships in Arizona and underwrites, finances, and services retail installment contracts generated from sales by its Company Dealerships and Third Party Dealers located in selected markets throughout the United States. The Company began its used car sales and financing operations in 1992 and has pursued an aggressive growth strategy since that time. As a result of both internal development and acquisition, as of April 15, 1996 the Company had developed or acquired seven Company Dealerships in Arizona and, since 1994, had opened eleven Branch Offices located in five states.


     In 1990, Duck Ventures, Inc., currently a subsidiary of the Company, acquired the assets of the Ugly Duckling Rent-A-Car, Inc. franchise system. The Company currently administers 49 Ugly Duckling Rent-A-Car franchises throughout the United States. The Company has suspended efforts to solicit new franchisees or otherwise expand the Ugly Duckling Rent-A-Car business and it does not expect to reinitiate such activities in the foreseeable future.

     The Company operates through numerous direct and indirect wholly owned subsidiaries, including: Duck Ventures, Inc., which provides all administrative services to the Company, such as corporate finance and accounting, personnel administration, data processing, communication systems maintenance, and software development; Ugly Duckling Car Sales, Inc., which operates the Company Dealerships; Champion Acceptance Corp., which services contracts originated by Company Dealerships and contracts purchased from Third Party Dealers; Champion Financial Services, Inc., which purchases contracts originated by Third Party Dealers; UDRAC, Inc., which provides administrative services to Ugly Ducking Rent-A-Car franchisees; Champion Receivables Corp., which is the Company's special purpose corporation for purposes of the Securitization Program; Drake Insurance Services, Inc., which serves as a holding company for Drake Insurance Agency, Inc., an Arizona licensed insurance agency, and Drake Casualty Insurance, Inc. and Drake Life Insurance, Inc., which are Turks and Caicos Islands-chartered and licensed reinsurance companies; and several other inactive subsidiaries. The Company has not yet conducted significant insurance operations.

     The Company was formed in Arizona in 1992 for the purpose of purchasing Duck Ventures, Inc. and other subsidiaries and was reincorporated in Delaware in 1996. Except as otherwise specified, all references in this Prospectus to the "Company" refer to Ugly Duckling Corporation and its subsidiaries. The Company's principal executive offices are located at and its mailing address is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016. The telephone number of the Company is 1-800-THE-DUCK.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be approximately $11.0 million ($12.8 million if the Underwriters' over-allotment option is exercised in full) based upon an assumed initial public offering price of $6.75 per share.



     The Company intends to use the net proceeds of the offering to reduce the debt outstanding under its Revolving Facility with GE Capital (approximately $31.8 million as of March 31, 1996) by approximately $11.0 million. The Revolving Facility has a maximum commitment of $50 million through September 1997, at which time the Company has the option to renew it for one additional year. Debt outstanding under the Revolving Facility accrues interest daily at an annual rate of 4.25% over the 30-day average London Inter-Bank Offered Rate ("LIBOR") (total rate of 9.6% as of March 31, 1996).



     The amount repaid under the Revolving Facility will remain available for use by the Company to implement its growth strategy. The Company anticipates developing or acquiring approximately five new Company Dealerships and opening 15 to 20 new Branch Offices over the next two years. The Company estimates that it would cost an aggregate of approximately $7.5 million to develop these Company Dealerships and an additional $750,000 to $1,000,000 to establish the Branch Offices. See "Business -- Business Strategy -- Growth Strategy" and "Business -- Expansion Plans and Acquisition Opportunities."

                                DIVIDEND POLICY


     The Company has never paid cash dividends on the Common Stock and does not anticipate doing so in the foreseeable future. It is the current policy of the Company's Board of Directors to retain any earnings to finance the operations and expansion of the Company's business. In addition, the terms of the Revolving Facility prevent the Company from declaring or paying dividends in excess of 10% of each year's net earnings available for distribution. The Company is also subject to certain prohibitions against the payment of cash dividends to holders of Common Stock pursuant to the terms of its Preferred Stock. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Revolving Facility" and "Description of Capital Stock -- Preferred Stock."


                   RECAPITALIZATION AND RELATED TRANSACTIONS


     Effective upon the closing of this offering, Verde Investments, an affiliate of the Company whose sole stockholder, Ernest C. Garcia, II, is also the Chairman, Chief Executive Officer, and majority stockholder of the Company, has agreed to modifications to its present lease and financing arrangements with the Company. In addition, SunAmerica, a significant funding source for the Company, has agreed to convert $3 million of subordinated indebtedness into Common Stock of the Company. As a result of the Recapitalization Transactions, the Company expects to achieve savings of over $2.6 million annually through 1997.


VERDE INVESTMENTS


     As of March 31, 1996, the Company leased nine properties and sub-leased two additional properties from Verde Investments. Upon the closing of the offering, Verde Investments has agreed to sell to the Company, subject to financing, nine properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and, pending such sale, to lower the rental rates on such properties to an aggregate of $745,000 per year, which the Company believes approximates the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments has agreed to assign to the Company its leasehold interest in the two properties it sub-leases to the Company. These two transactions would have resulted in savings to the Company of approximately $730,000 for 1995 and $310,000 for the three months ended March 31, 1996.



     Verde Investments also currently holds $14 million of the Company's subordinated debt and $10 million of the Company's Preferred Stock, which accrues a dividend of 12% annually, increasing one percent per year up to a maximum of 18%. At the closing of this offering, the interest rate on the outstanding subordinated debt payable to Verde Investments will be reduced from 18% to 10% per annum. In addition, Verde Investments has agreed with the Company to reduce the dividend rate on the Preferred Stock to 10% through the end of 1997, at which time the rate will be raised to 12%. See "Description of Capital Stock -- Preferred Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Relationships and Related Transactions."


SUNAMERICA


     In 1995, SunAmerica purchased $3 million of convertible subordinated debt of the Company. Upon the effectiveness of the offering, SunAmerica has agreed to convert this debt into Common Stock at the initial public offering price (444,444 shares at an assumed initial public offering price of $6.75 per share). In connection with such conversion, the Company has agreed to grant SunAmerica a ten-year warrant to purchase 116,000 shares of Common Stock at the initial public offering price and to pay to SunAmerica fees totaling $150,000. Separately, it is anticipated that SunAmerica will purchase $1 million of Common Stock from the Underwriters in this offering at the initial public offering price. See "Description of Capital Stock -- Other Securities."

                                 CAPITALIZATION


     The following table sets forth the: (i) actual capitalization of the Company as of March 31, 1996; (ii) the pro forma capitalization of the Company, which assumes the consummation of the Recapitalization Transactions as of December 31, 1994; and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby (exclusive of the over-allotment option) at an assumed initial public offering price of $6.75 per share and the initial application of the estimated net proceeds therefrom to repay $11.0 million under the Revolving Facility as of December 31, 1994. See "Recapitalization and Related Transactions." The table should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.



                                                                    MARCH 31, 1996
                                                      -------------------------------------------
                                                                                       PRO FORMA
                                                        ACTUAL         PRO FORMA      AS ADJUSTED
                                                      -----------     -----------     -----------
Debt:
  Obligations under Capital Leases..................  $   916,357     $   916,357     $   916,357
  Revolving Facility................................   31,839,050      31,839,050      20,839,050
  Debt on real property to be acquired from Verde
     Investments....................................           --       7,450,000       7,450,000
  Convertible Note Payable (excluding $114,950 in
     unamortized debt issuance costs)...............    3,000,000              --              --
  Subordinated Notes Payable........................   14,000,000      14,000,000      14,000,000
                                                      -----------     -----------     -----------
          Total Liabilities.........................   49,755,407      54,205,407      43,205,407
                                                      -----------     -----------     -----------
Stockholders' Equity:
  Preferred Stock, $.001 par value; 10,000,000
     shares authorized; 1,000,000 shares issued and
     outstanding....................................   10,000,000      10,000,000      10,000,000
  Common Stock, $.001 par value; 20,000,000 shares
     authorized; 5,579,600 shares issued and
     outstanding, actual; 6,024,044 shares issued
     and outstanding, pro forma; 8,024,044 shares
     issued and outstanding, pro forma, as
     adjusted(1)....................................      127,000       3,012,050      14,012,050
  Accumulated Deficit(2)............................   (4,476,936)     (4,476,936)     (4,476,936)
                                                      -----------     -----------     -----------
          Total Stockholders' Equity................    5,650,064       8,535,114      19,535,114
                                                      -----------     -----------     -----------
          Total Capitalization......................  $55,405,471     $62,740,521     $62,740,521
                                                      ===========     ===========     ===========


- ---------------

(1) Includes 444,444 shares issuable to SunAmerica upon conversion of $3 million of convertible subordinated debt at an assumed public offering price of $6.75 per share. Excludes up to 300,000 shares of Common Stock that may be sold by the Company upon the exercise of the Underwriters' over-allotment option. Also excludes: (i) 443,120 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1996, under the Company's Long-Term Incentive Plan with a weighted average exercise price of $1.70 per share; (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrant; (iii) 116,000 shares of Common Stock issuable upon exercise of warrants to be issued to SunAmerica; and (iv) 22,220 shares of Common Stock issuable to the Company's independent directors upon their appointment to the Board of Directors at the close of the offering. See "Recapitalization and Related Transactions," "Management," "Description of Capital Stock," and "Underwriting."


(2) The Accumulated Deficit component of Total Stockholders' Equity does not give effect to the pro forma adjustments. See "Selected Consolidated Financial Data."

                                    DILUTION

     The pro forma net tangible book value (deficit) of the Company's Common Stock at March 31, 1996, was approximately $(1.7 million), or $(0.29) per share. Pro forma net tangible book value per common share represents the book value of the Company's tangible assets less Preferred Stock and total liabilities (after giving effect to the conversion by SunAmerica of its $3 million of convertible subordinated debt into Common Stock at the initial public offering price) divided by the number of shares of Common Stock outstanding.


     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of Common Stock of the Company pursuant to the offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale of the 2,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $6.75 per share) and the application of the net proceeds therefrom, the as adjusted pro forma net tangible book value of the Common Stock at March 31, 1996, would have been $9.3 million, or $1.16 per share. This represents an immediate increase in pro forma net tangible book value of $1.45 per common share to existing stockholders and an immediate dilution of $5.59 per common share to new investors purchasing Common Stock pursuant to the offering. The following table illustrates the per share effect of this dilution on an investor's purchase of shares:



    Initial public offering price per common share......................             $6.75
      Pro forma net tangible book value per common share before
         offering.......................................................  $(0.29)
      Increase in pro forma net tangible book value per common share attributable to new investors..................................  $ 1.45
                                                                            ----
    As adjusted pro forma net tangible book value per common share after
      the offering......................................................             $1.16
                                                                                      ----
    Dilution per common share to new investors..........................             $5.59
                                                                                      ====


     The following table summarizes, on an as adjusted basis as of March 31, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total price paid, and the average price per share paid by existing stockholders and by new investors purchasing shares of Common Stock pursuant to the offering, after giving effect to SunAmerica's conversion of $3 million of convertible subordinated debt into Common Stock at the initial public offering price:


                                                                TOTAL CONSIDERATION
                                      SHARES PURCHASED                 PAID                AVERAGE
                                    ---------------------     -----------------------       PRICE
                                     NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                    ---------     -------     -----------     -------     ---------
    Existing stockholders.........  6,024,044       75.1%     $ 3,012,050       18.2%       $0.50
    New investors.................  2,000,000       24.9%     $13,500,000       81.8%       $6.75
                                    ---------        ---      -----------        ---
              Total...............  8,024,044      100.0%     $16,512,050      100.0%
                                    =========        ===      ===========        ===



     The foregoing tables include 444,444 shares issuable to SunAmerica upon conversion of $3 million of convertible subordinated debt at an assumed public offering price of $6.75 per share. The tables exclude up to 300,000 shares of Common Stock that may be sold by the Company upon the exercise of the Underwriters' over-allotment option. The tables also exclude: (i) 443,120 shares of Common Stock issuable upon exercise of stock options outstanding at March 31, 1996, under the Company's Long-Term Incentive Plan with a weighted average exercise price of $1.70 per share; (ii) 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrant; (iii) 116,000 shares of Common Stock issuable upon exercise of warrants to be issued to SunAmerica; and (iv) 22,220 shares of Common Stock issuable to the Company's independent directors upon their appointment to the Board of Directors at the close of the offering. See "Recapitalization and Related Transactions," "Management," "Description of Capital Stock," and "Underwriting."

                      SELECTED CONSOLIDATED FINANCIAL DATA

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


    The following selected consolidated financial data are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected Consolidated Balance Sheet data of the Company as of December 31, 1993, 1994 and 1995 and the Statement of Operations data for the fiscal years ended December 31, 1993, 1994 and 1995, are derived from the Consolidated Financial Statements of the Company audited by KPMG Peat Marwick LLP, independent certified public accountants. The following selected consolidated financial information for the three months ended March 31, 1995 and 1996 has been derived from the Company's unaudited consolidated financial information for such periods. The following Consolidated Balance Sheet data as of December 31, 1992 and the Statement of Operations data for the year ended December 31, 1992 are derived from Consolidated Financial Statements of the Company audited by Toback & Co. independent certified public accountants. Also presented is certain consolidated financial data as of December 31, 1991 and for the fiscal year then ended which has been derived from the Company's unaudited Consolidated Financial Statements for such periods. In the opinion of management, such unaudited data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.


                                                                                                                  PRO FORMA(1)
                                                                                                              ---------------------
                                                                                                                             THREE
                                                                                                                            MONTHS
                                                                                             THREE MONTHS                    ENDED
                                                                                                 ENDED                       MARCH
                                                     YEARS ENDED DECEMBER 31,                  MARCH 31,       YEAR ENDED     31,
                                           ---------------------------------------------   -----------------  DECEMBER 31,  -------
      STATEMENT OF OPERATIONS DATA:         1991     1992     1993      1994      1995      1995      1996        1995       1995
- ------------------------------------------ ------   ------   -------   -------   -------   -------   -------  ------------  -------
Dealership Revenues:
Sales of Used Cars........................ $   --   $2,136   $13,969   $27,768   $47,824   $ 9,683   $15,081    $ 38,368    $ 8,690
Income on Finance Receivables.............     --      148     1,629     4,739     8,227     1,564     2,490       8,227      1,564
Gain on Sale of Finance Receivables.......     --       --        --        --        --        --       539          --         --
Income on Residual in Finance Receivables
 Sold.....................................     --       --        --        --        --        --       103          --         --
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
                                               --    2,284    15,598    32,507    56,051    11,247    18,213      46,595     10,254
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Cost of Dealership Revenues:
Cost of Used Cars Sold....................     --    1,010     6,089    12,578    27,964     4,858     8,348      20,685      4,311
Provision for Credit Losses...............     --      826     3,292     8,140     8,360     2,060     2,606       7,840      1,872
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
                                               --    1,836     9,381    20,717    36,324     6,918    10,954      28,525      6,183
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Net Revenues from Dealership Activity.....     --      448     6,217    11,790    19,728     4,329     7,259      18,071      4,071
Other Income:
Servicing Income..........................     --       --        --        --        --        --        54          --         --
Income on Third Party Finance
 Receivables..............................     --       --        --       710     1,844       217     1,069       1,844        217
Franchise Fees and Other Income...........    819      982       879       557       308        82        60         308         82
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
                                              819      982       879     1,266     2,152       299     1,183       2,152        299
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Income before Operating Expenses..........    819    1,430     7,096    13,056    21,880     4,628     8,442      20,223      4,370
Operating Expenses:
Selling and Marketing.....................    302      656     1,293     2,402     3,856       751     1,041       3,229        710
General and Administrative................    905      876     3,561     8,971    14,430     2,935     4,321      11,974      2,449
Depreciation and Amortization.............    326      429       557       777     1,314       260       332       1,265        250
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
                                            1,533    1,962     5,411    12,150    19,600     3,946     5,694      16,468      3,409
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Operating Income (Loss)...................   (714)    (531)    1,685       906     2,280       682     2,748       3,755        961


                                                             AS ADJUSTED(2)
                                                     -------------------------------
                                                                     THREE MONTHS
                                                                         ENDED
                                                      YEAR ENDED       MARCH 31,
                                                     DECEMBER 31,  -----------------
      STATEMENT OF OPERATIONS DATA:          1996        1995       1995      1996
- ------------------------------------------  -------  ------------  -------   -------
Dealership Revenues:
Sales of Used Cars........................  $15,081    $ 38,368    $ 8,690   $15,081
Income on Finance Receivables.............    2,490       8,227      1,564     2,490
Gain on Sale of Finance Receivables.......      539          --         --       539
Income on Residual in Finance Receivables
 Sold.....................................      103          --         --       103
                                            -------     -------    -------   -------
                                             18,213      46,595     10,254    18,213
                                            -------     -------    -------   -------
Cost of Dealership Revenues:
Cost of Used Cars Sold....................    8,348      20,685      4,311     8,348
Provision for Credit Losses...............    2,606       7,840      1,872     2,606
                                            -------     -------    -------   -------
                                             10,954      28,525      6,183    10,954
                                            -------     -------    -------   -------
Net Revenues from Dealership Activity.....    7,259      18,071      4,071     7,259
Other Income:
Servicing Income..........................       54          --         --        54
Income on Third Party Finance
 Receivables..............................    1,069       1,844        217     1,069
Franchise Fees and Other Income...........       60         308         82        60
                                            -------     -------    -------   -------
                                              1,183       2,152        299     1,183
                                            -------     -------    -------   -------
Income before Operating Expenses..........    8,442      20,223      4,370     8,442
Operating Expenses:
Selling and Marketing.....................    1,041       3,229        710     1,041
General and Administrative................    3,841      11,974      2,449     3,841
Depreciation and Amortization.............      332       1,265        250       332
                                            -------     -------    -------   -------
                                              5,214      16,468      3,409     5,214
                                            -------     -------    -------   -------
Operating Income (Loss)...................    3,228       3,755        961     3,228
Other Expenses:
Interest on Subordinated Debt.............     --       --       678     2,569     3,492       792       631       1,940        440
Interest Expense, Other...................      1       12       215       468     2,464       330     1,019       2,742        394
Other, Net................................     --      (48)       64       170       296        25        32          75         25
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
                                                1      (36)      957     3,207     6,251     1,147     1,682       4,757        859
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Income Tax Expense (Benefit)..............     --       --        30      (334)       --        --        --          --         --
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Net Earnings (Loss)....................... $ (715)  $ (495)  $   699   $(1,967)  $(3,972)  $  (465)  $ 1,066    $ (1,002)   $   102
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Preferred Stock Dividend.................. $   --       --        --        --        --        --   $   300          --         --
                                           ------   ------   -------   -------   -------   -------   -------     -------    -------
Net Earnings (Loss) Available to Common
 Shares................................... $ (715)  $ (495)  $   699   $(1,967)  $(3,972)  $  (465)  $   766    $ (1,002)   $   102
                                           ======   ======   =======   =======   =======   =======   =======     =======    =======
Net Earnings (Loss) per Common Share...... $(0.15)  $(0.11)  $  0.14   $ (0.35)  $ (0.67)  $ (0.08)  $  0.13    $  (0.16)   $  0.02
                                           ======   ======   =======   =======   =======   =======   =======     =======    =======
Weighted Average Common Shares Outstanding
 during Period(3).........................  4,640    4,640     5,010     5,584     5,892     5,892     5,892       6,337      6,337
                                           ======   ======   =======   =======   =======   =======   =======     =======    =======

Interest on Subordinated Debt.............      350       1,940        440       350
Interest Expense, Other...................    1,081       1,545         77       810
Other, Net................................       32          75         25        32
                                            -------     -------    -------   -------
                                              1,463       3,560        542     1,192
                                            -------     -------    -------   -------
Income Tax Expense (Benefit)..............       --          --         --        --
                                            -------     -------    -------   -------
Net Earnings (Loss).......................  $ 1,765    $    195    $   419   $ 2,036
                                            -------     -------    -------   -------
Preferred Stock Dividend..................  $   250          --         --   $   250
                                            -------     -------    -------   -------
Net Earnings (Loss) Available to Common
 Shares...................................  $ 1,515    $    195    $   419   $ 1,786
                                            =======     =======    =======   =======
Net Earnings (Loss) per Common Share......  $  0.24    $   0.02    $  0.05   $  0.21
                                            =======     =======    =======   =======
Weighted Average Common Shares Outstanding
 during Period(3).........................    6,337       8,337      8,337     8,337
                                            =======     =======    =======   =======
(footnotes on page 19)

              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)


                                                                                                                  PRO FORMA(1)
                                                                                                              ---------------------
                                                                                                                             MARCH
                                                           DECEMBER 31,                        MARCH 31,                      31,
                                           ---------------------------------------------   -----------------  DECEMBER 31,  -------
                                            1991     1992     1993      1994      1995      1995      1996        1995       1995
                                           ------   ------   -------   -------   -------   -------   -------  ------------  -------
BALANCE SHEET DATA:
Total Finance Receivables, Net............ $   --   $1,758   $ 7,089   $15,858   $40,726   $19,459   $39,479    $ 40,726    $19,459
Total Assets..............................  1,195    4,392    11,936    29,711    60,790    33,722    61,659      68,125     41,057
Total Subordinated Notes Payable..........              93     8,941    18,291    14,553    17,215    14,000      14,553     17,215
Total Debt................................    400    4,189     9,380    28,617    50,737    29,804    49,755      55,187     34,254
Total Preferred Stock.....................     --       --        --        --    10,000        --    10,000      10,000         --
Total Common Stock........................      1        1         1        77       127       127       127       3,012      3,012
Total Stockholders' Equity (Deficit)(4)...      4       (1)      697    (1,194)    4,884    (1,609)    5,650       7,769      1,276
Principal Balances Outstanding:
Dealership Sales Portfolio................     --    2,492     9,588    19,881    34,227    23,801    27,830      34,227     23,801
Third Party Dealer Portfolio..............     --       --        --     1,620    13,805     1,998    18,492      13,805      1,998
Portfolio Securitized with Servicing
 Retained.................................     --       --        --        --        --        --    12,622          --         --
                                           ------   ------   -------   -------   -------   -------   -------      ------    -------
Total..................................... $   --   $2,492   $ 9,588   $21,501   $48,031   $25,799   $58,944    $ 48,031    $25,799
                                          =======  =======  ========  ========  ========  ========  ======== ============== ========


                                             PRO FORMA (1)           AS ADJUSTED(2)
                                             ---------------------------------------
                                                                       MARCH 31,
                                                     DECEMBER 31,  -----------------
                                             1996        1995       1995      1996
                                            -------  ------------  -------   -------
BALANCE SHEET DATA:
Total Finance Receivables, Net............  $39,479    $ 40,726    $19,459   $39,479
Total Assets..............................   68,944      68,125     41,057    68,944
Total Subordinated Notes Payable..........   14,000      14,553     17,215    14,000
Total Debt................................   54,205      44,187     23,254    43,205
Total Preferred Stock.....................   10,000      10,000         --    10,000
Total Common Stock........................    3,012      14,012     14,012    14,012
Total Stockholders' Equity (Deficit)(4)...    8,535      18,769     12,276    19,535
Principal Balances Outstanding:
Dealership Sales Portfolio................   27,830      34,227     23,801    27,830
Third Party Dealer Portfolio..............   18,492      13,805      1,998    18,492
Portfolio Securitized with Servicing
 Retained.................................   12,622          --         --    12,622
                                            -------      ------    -------   -------
Total.....................................  $58,944    $ 48,031    $25,799   $58,944
                                            ======== ============== ======== ========


                                                                                                                   THREE MONTHS
                                                                                                                       ENDED
                                                                          YEARS ENDED DECEMBER 31,                   MARCH 31,
                                                               ----------------------------------------------    -----------------
                                                               1991    1992      1993       1994       1995       1995      1996
                                                               ----   ------    -------    -------    -------    ------    -------
DEALERSHIP OPERATING DATA (UNAUDITED):
Average Sales Price per Car..................................   --       n/a(1) $ 4,159    $ 5,269    $ 6,478    $5,854    $ 7,117
Number of Used Cars Sold.....................................   --       n/a      3,359      5,270      7,383     1,654      2,119
Number of Contracts Originated...............................   --       n/a      3,093      4,731      6,129     1,470      1,986
Principal Balances Originated (000 Omitted)..................   --       n/a    $12,984    $23,589    $36,568    $8,165    $13,635
Company Dealerships..........................................   --         1          5          8          8         8          7
Units Sold per Dealership....................................   --       n/a        672        659        923       207        303
Number of Contracts Outstanding..............................   --       803      2,929      5,515      8,049     6,414      6,194
Allowance as % of Outstanding Principal......................   --      29.4%      30.0%      30.4%      21.9%     28.3%      23.0%
Average Principal Balance Outstanding........................   --    $3,105    $ 3,273    $ 3,605    $ 4,252    $3,711    $ 4,493
Average Yield on Contracts...................................   --       n/a       26.4%      28.2%      28.0%     27.9%      28.0%
Delinquencies:
Principal Balances 31 to 60 Days.............................   --       n/a       10.5%       5.1%       4.2%      3.6%       2.6%
Principal Balances over 60 Days..............................   --       n/a       15.0%       1.3%       1.1%      2.0%       1.1%
THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased................................   --        --         --      1,423      3,012       484      1,268
Principal Balances Purchased (000 Omitted)...................   --        --         --    $ 3,607    $16,455    $  932    $ 7,186
Number of Branch Offices.....................................   --        --         --          1          8         1         10
Number of Third Party Dealers................................   --        --         --         20        118        20        317
Number of Contracts Outstanding..............................   --        --         --        726      2,733     1,029      3,592
Allowance as % of Outstanding Principal......................   --        --         --        9.8%       7.2%      7.6%       7.3%
Average Principal Balance Outstanding........................   --        --         --    $ 2,232    $ 5,051    $1,942    $ 5,148
Average Yield on Contracts...................................   --        --         --       30.9%      26.7%     30.5%      26.9%
Delinquencies:
Principal Balances 31 to 60 days.............................   --        --         --        6.0%       1.2%      2.8%       0.9%
Principal Balances over 60 days..............................   --        --         --        2.6%       0.4%      3.0%       0.1%
Per Contract Purchased:
Average Discount.............................................   --        --         --    $   504    $   551    $  212    $   569
Average Percent Discount.....................................   --        --         --       12.5%      10.1%     11.0%      10.0%

                                                                      PRO FORMA(1)
                                                               ---------------------------
                                                                   YEAR       THREE MONTHS
                                                                  ENDED          ENDED
                                                               DECEMBER 31,    MARCH 31,
                                                                   1995           1995
                                                               ------------   ------------
                                                               <
DEALERSHIP OPERATING DATA (UNAUDITED):
Average Sales Price per Car..................................    $  6,065        $5,809
Number of Used Cars Sold.....................................       6,326         1,496
Number of Contracts Originated...............................       5,768         1,338
Principal Balances Originated (000 Omitted)..................    $ 34,419        $7,418
Company Dealerships..........................................           7             7
Units Sold per Dealership....................................         904           214
Number of Contracts Outstanding..............................       8,049         6,414
Allowance as % of Outstanding Principal......................
Average Principal Balance Outstanding........................    $  4,252        $3,711
Average Yield on Contracts...................................        28.0%         27.9%
Delinquencies:
Principal Balances 31 to 60 Days.............................
Principal Balances over 60 Days..............................
THIRD PARTY OPERATING DATA (UNAUDITED):
Number of Contracts Purchased................................
Principal Balances Purchased (000 Omitted)...................
Number of Branch Offices.....................................
Number of Third Party Dealers................................
Number of Contracts Outstanding..............................
Allowance as % of Outstanding Principal......................
Average Principal Balance Outstanding........................
Average Yield on Contracts...................................
Delinquencies:
Principal Balances 31 to 60 days.............................
Principal Balances over 60 days..............................
Per Contract Purchased:
Average Discount.............................................
Average Percent Discount.....................................



                                                   (footnotes on following page)

                                  (FOOTNOTES)

- ---------------

(1) The pro forma financial data presented herein gives information concerning the continuing impact of certain transactions on the Company's operations by showing how such transactions might have affected the Company's historical financial statements if the transactions had been consummated as of December 31, 1994. Unless otherwise indicated, the transactions to which such retroactive effect has been given in the pro forma financial data are the Recapitalization Transactions, which will take effect upon the closing of the offering, and the sale of the Company's Gilbert Dealership, which took effect as of December 31, 1995. See "Recapitalization and Related Transactions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction." The pro forma effect of the Recapitalization Transactions is presented for all periods since December 31, 1994. The pro forma effect of the sale of the Gilbert Dealership is presented only for the three months ended March 31, 1995 and the year ended December 31, 1995, since the dealership was not operating during the three months ended March 31, 1996. The following table indicates the transactions giving rise to the pro forma presentation, the line items of the Company's results of operations affected by the pro forma presentation, the amounts of such adjustments, and the periods in which such adjustments have been made.



                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                                             YEAR ENDED             MARCH 31,
                                                                            DECEMBER 31,     -----------------------
                                                                                1995           1995          1996
                                                                            ------------     ---------     ---------
        Pro Forma Adjustments due to the Recapitalization Transactions:
          Reduction in Interest on Subordinated Debt due to rate reduction
            on Subordinated Debt from 18% to 10%..........................   $1,551,855      $ 352,151     $ 280,615
          Elimination of rent expense charged to General and
            Administrative Expense on real property to be purchased from
            Verde Investments.............................................    1,185,432        258,999       433,380
          Additional Interest Expense, Other arising from the purchase of
            real property financed at an assumed rate of 10%..............     (645,000)      (151,250)     (167,500)
          Reduction in rent expense charged to General and Administrative
            Expense on properties sub-leased from Verde Investments.......      187,000         46,750        46,750
          Reduction in Preferred Stock Dividend due to rate reduction on
            the Series A Preferred Stock from 12% to 10%..................           --             --        50,000
          Reduction in Interest Expense, Other arising from the purchase of $3 million of Common Stock at the public offering price pursuant to the conversion of convertible debt held by
            SunAmerica and the pro forma reduction of borrowings..........      366,222         86,565       105,641
                                                                             ----------      ---------     ---------
          Total pro forma increase in Net Earnings Available to Common
            Shares arising from the Recapitalization Transactions.........   $2,645,509      $ 593,215     $ 748,886
                                                                             ----------      ---------     ---------
        Pro Forma Adjustments due to the Sale of the Gilbert Dealership:
          Reduction in:
            Sales of Used Cars............................................    9,456,814        992,869            --
            Cost of Used Cars Sold........................................    7,279,436        546,765            --
            Provision for Credit Losses...................................      520,077        187,653            --
                                                                             ----------      ---------     ---------
                 Net Revenues from Dealership Activities..................    1,657,301        258,451            --
                                                                             ----------      ---------     ---------
            Selling and Marketing Expenses................................      627,021         40,373            --
            General and Administrative Expenses...........................    1,083,689        180,460            --
            Depreciation..................................................       48,808         10,759            --
            Other Expenses (loss on sale of leasehold improvements,
              property, and equipment)....................................      221,396             --            --
                                                                             ----------      ---------     ---------
          Total pro forma increase (decrease) in Net Earnings Available to
            Common Shares arising from the sale of the Gilbert
            Dealership....................................................      323,613        (26,859)           --
                                                                             ----------      ---------     ---------
          Total pro forma increase in Net Earnings Available to Common
            Shares arising from all pro forma adjustments.................   $2,969,122        566,356       748,886
                                                                             ==========      =========     =========



(2) As adjusted financial information reflects the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $6.75 per share and the initial application of the estimated net proceeds therefrom to repay indebtedness under the Company's Revolving Facility as of December 31, 1994. Such adjustment reduces the Company's Interest Expense, Other and increases the Company's Net Earnings for the year ended December 31, 1995 by $1,197,215, for the three months ended March 31, 1995 by $317,404, and for the three months ended March 31, 1996 by $271,003 (variances are due to the fluctuating rate under the Revolving Facility).



(3) See Notes to the Consolidated Financial Statements for a determination of the weighted average common shares outstanding.



(4) The Accumulated Deficit component of Total Stockholders' Equity does not give any effect to the pro forma adjustments.



(5) n/a -- not available.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis provides information regarding the Company's consolidated financial position as of December 31, 1994 and 1995 and March 31, 1995 and 1996, and its results of operations for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996. This discussion should be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and related Notes thereto and other consolidated financial data appearing elsewhere in this Prospectus. In the opinion of management, such unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors." Any forward-looking statements included in this Prospectus should be considered in light of such factors, as well as the information set forth below.


INTRODUCTION

     General. The Company commenced its used car sales and finance operations with the acquisition of two Company Dealerships in 1992. During 1993, the Company acquired three additional Company Dealerships. In 1994, the Company constructed and opened four new Company Dealerships that were built specifically to meet the Company's new standards of appearance, reconditioning capabilities, size, and location. During 1994, the Company closed one Company Dealership because the facility failed to satisfy these new standards and, at the end of 1995, closed its Gilbert, Arizona dealership (the "Gilbert Dealership").


     The Gilbert Dealership was used by the Company to evaluate the sale of later model used cars. These cars had an average age of approximately three years, which is two to five years newer than the cars typically sold at Company Dealerships, and cost more than twice that of typical Company Dealership cars. The Company determined that its standard financing program could not be implemented on these higher cost cars. Furthermore, operation of this dealership required additional corporate infrastructure to support its market niche, such as distinct advertising and marketing programs, which the Company was unable to leverage across its other operations. Accordingly, the Company terminated this program, and sold the land, dealership building, and other improvements to a third party for $1.7 million. Pursuant to this sale and the disposition of other assets, the Company recognized a loss of approximately $221,000. See "Certain Relationships and Related Transactions." During fiscal year 1995, the Gilbert Dealership produced sales of $9.5 million (average of $8,946 per car sold) and gross profits (Sales of Used Cars less Cost of Used Cars Sold) of $2.2 million (average of $2,060 per car sold), and the Company incurred selling and marketing expenses of $627,000 (average of $593 per car sold). The pro forma results of operations discussed below have been adjusted as if the Gilbert Dealership had been terminated as of December 31, 1994, as management believes these pro forma results are more indicative of ongoing operations.


     In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan for purchasing contracts from Third Party Dealers and by April 15, 1996 had opened eleven Branch Offices in five states serving over 300 Third Party Dealers. This expansion of its Third Party Dealer network enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the expansion of its Company Dealerships.

     Growth in Finance Receivables. As a result of the Company's rapid expansion, total assets, consisting primarily of contract receivables, increased from $11.9 million at December 31, 1993, to $29.7 million at December 31, 1994, to $60.8 million at December 31, 1995 to $61.7 million at March 31, 1996 (which excludes $13.0 million in contracts sold and securitized in March 1996).

     The following tables reflect the growth in contract originations by Company Dealerships and contract purchases from Third Party Dealers as well as the period end balances measured in terms of the principal amount and the number of contracts.


                      TOTAL CONTRACTS ORIGINATED/PURCHASED

                                                                                                                    THREE
                                                                                                                   MONTHS
                                                                                                                 ENDED MARCH
                                                            YEARS ENDED DECEMBER 31,                                 31,
                                   ---------------------------------------------------------------------------   -----------
                                            1993                      1994                      1995                1995
                                   -----------------------   -----------------------   -----------------------   -----------
                                    PRINCIPAL     NO. OF      PRINCIPAL     NO. OF      PRINCIPAL     NO. OF      PRINCIPAL
                                     AMOUNT      CONTRACTS     AMOUNT      CONTRACTS     AMOUNT      CONTRACTS     AMOUNT
                                   -----------   ---------   -----------   ---------   -----------   ---------   -----------
Company Dealerships..............  $12,983,997     3,093     $23,589,458     4,731     $36,568,158      6,129    $ 8,164,833
Third Party Dealers..............           --        --       3,606,554     1,423      16,455,472      3,012        931,831
                                   -----------     -----     -----------     -----     -----------      -----    -----------
   Total.........................  $12,983,987     3,093     $27,196,012     6,154     $53,023,630      9,141    $ 9,096,664
                                   ===========     =====     ===========     =====     ===========      =====    ===========


                                                        1996
                                               -----------------------
                                    NO. OF      PRINCIPAL     NO. OF
                                   CONTRACTS     AMOUNT      CONTRACTS
                                   ---------   -----------   ---------
Company Dealerships..............    1,470     $13,635,146      1,986
Third Party Dealers..............      484       7,185,662      1,268
                                     -----     -----------     ------
   Total.........................    1,954     $20,820,808      3,254
                                     =====     ===========     ======

                          TOTAL CONTRACTS OUTSTANDING

                                                                                                                 AS OF MARCH
                                                               AS OF DECEMBER 31,                                    31,
                                   ---------------------------------------------------------------------------   -----------
                                            1993                      1994                      1995                1995
                                   -----------------------   -----------------------   -----------------------   -----------
                                    PRINCIPAL     NO. OF      PRINCIPAL     NO. OF      PRINCIPAL     NO. OF      PRINCIPAL
                                     AMOUNT      CONTRACTS     AMOUNT      CONTRACTS     AMOUNT      CONTRACTS     AMOUNT
                                   -----------   ---------   -----------   ---------   -----------   ---------   -----------
Company Dealerships..............  $ 9,587,995     2,929     $19,881,034     5,515     $34,226,909      8,049    $23,801,383
Third Party Dealers..............           --        --       1,620,098       726      13,804,533      2,733      1,997,896
                                   -----------     -----     -----------     -----     -----------      -----    -----------
Total Portfolio Serviced.........  $ 9,857,995     2,929     $21,501,132     6,241     $48,031,442     10,782    $25,799,279
                                   -----------     -----     -----------     -----     -----------      -----    -----------
Less Portfolio Securitized and
 Sold............................           --        --              --        --              --         --             --
                                   -----------     -----     -----------     -----     -----------      -----    -----------
Company Total....................  $ 9,587,995     2,929     $21,501,132     6,241     $48,031,442     10,782    $25,799,279
                                   ===========     =====     ===========     =====     ===========      =====    ===========


                                                        1996
                                               -----------------------
                                    NO. OF      PRINCIPAL     NO. OF
                                   CONTRACTS     AMOUNT      CONTRACTS
                                   ---------   -----------   ---------
Company Dealerships..............    6,414     $40,451,684      8,880
Third Party Dealers..............    1,029      18,492,469      3,592
                                     -----     -----------      -----
Total Portfolio Serviced.........    7,443     $58,944,153     12,472
                                     -----     -----------      -----
Less Portfolio Securitized and
 Sold............................       --     (12,621,846)    (2,686)
                                     -----     -----------      -----
Company Total....................    7,443     $46,322,307      9,786
                                     =====     ===========      =====

RESULTS OF OPERATIONS

     Presentation of Dealership Revenues and Cost of Revenues. Revenues from Company Dealership operations consist of Sales of Used Cars, Income on Finance Receivables and, beginning in 1996, Gain on Sale of Finance Receivables and Income on Residual in Finance Receivables Sold. Cost of Revenues of Dealership operations is comprised of Costs of Used Cars Sold and the Provision for Credit Losses.

     The prices at which the Company sells its cars and the interest rate that it charges to finance these sales take into consideration that the Company's primary customers are high-risk borrowers, many of whom ultimately default. The Provision for Credit Losses reflects these factors and is treated by the Company as a cost of both the future finance income derived on the contract receivables originated at Company Dealerships as well as a cost of the sale of the cars themselves. Accordingly, unlike traditional car dealerships, the Company does not present gross profits in its Statement of Operations calculated as Sales of Used Cars less Cost of Used Cars Sold.

  THREE MONTHS ENDED MARCH 31, 1995 AND 1996

     Sales of Used Cars. Sales of Used Cars increased by 73.6% from $8.7 million (pro forma) for the three months ended March 31, 1995 to $15.1 million for the three months ended March 31, 1996. This growth reflects increases in the average unit sales price and the average number of units sold by each Company Dealership. The sales for both periods reflect the results of all seven current Company Dealerships.

     The average sales price per car increased by 22.5% from $5,809 (pro forma) for the three months ended March 31, 1995 to $7,117 for the three months ended March 31, 1996. This increase reflect management's decision to sell higher quality vehicles at its seven operating dealerships. Units sold per Company Dealership averaged 214 (pro forma) for the three months ended March 31, 1995, and 303 for the three months ended March 31, 1996. The Company attributes the increase in units sold per Company Dealership to the success of the Company's business strategy, most notably its advertising and marketing programs.

     Income on Finance Receivables from Dealership Sales. A primary element of the Company's sales strategy is to provide financing to customers with poor credit histories who are unable to obtain automobile financing through traditional sources. The Company financed 89.4% (pro forma) and 93.7% of the used cars sold at Company Dealerships for the three months ended March 31, 1995 and 1996, respectively. Finance income rose in conjunction with the growth in the Company Dealership contract portfolio, increasing by 56.3% from $1.6 million for the three months ended March 31, 1995 to $2.5 million for the three months ended March 31, 1996. Finance income was reduced in March 1996 and will be reduced further in future periods by the securitization completed in March 1996 and by additional securitizations. Substantially all contracts have been originated with a 29.9% annual percentage rate ("APR").

     The Company defers certain costs associated with the origination of finance receivables at its Company Dealerships and amortizes these loan origination costs against Income on Finance Receivables using the interest method. In each of the three month periods ended March 31, 1995 and 1996, the Company deferred $100 in loan origination costs per contract originated. Total costs deferred for these three month periods in 1995 and 1996 were $181,000 and $206,000, respectively. Income on receivables was reduced for these periods by the amortization of the loan origination costs by $107,000 and $152,000, respectively. The effective yield on finance receivables from Company Dealerships was 28.0% at both March 31, 1995 and 1996.

     Gain on Sale of Finance Receivables. During the quarter ended March 31, 1996, the Company initiated a securitization program ("Securitization Program") with SunAmerica under which the Company sells certificates backed by Company Dealership contracts to SunAmerica. The Company retains a residual in the contracts sold and records a gain on the sale. The Company's intention is to periodically securitize an amount of contracts commensurate with the amount of contracts produced during the period. Through the recognition of a gain on the sale of finance receivables, the Company has effectively present valued the income from finance receivables generated from the sale of used cars, net of all associated administrative, servicing, credit loss, and financing costs. To the extent that the amount of finance receivables generated from used car sales in a period is equal to the amount of receivables sold, the Company's results of operations in a given period will more closely reflect the profitability of used car sales and financing for the period. Such sales will also have the effect of reducing the Company's future finance income.

     The amount of the gain on sale reflects the difference between the yield earned on the contract portfolio securitized and the return on the certificates sold, and is computed based on the difference between: (i) the dollar amount received for the certificates plus the value of the residual retained by the Company, and (ii) the principal balance of the contract portfolio sold less the amount of the Allowance for Credit Losses allocable to such contract portfolio and direct expenses.


     The first securitization was completed in March, 1996 with the sale to SunAmerica of $10.0 million in certificates backed by $13.0 million in contracts. The Company reduced its Allowance by $1.7 million in this transaction and retained a residual in the contracts sold of $2.6 million, recording a gain on sale of $539,000, net of expenses of $318,000. The Company plans to complete a securitization approximately every three to four months.


     Income on Residual in Finance Receivables Sold. The Residual in Finance Receivables Sold is based on the Company's right to cash flows from the trust to which the finance receivables are sold in the Securitization Program to the extent cash is not required to make payments on the certificates sold to SunAmerica or for associated costs. The amount of the residual is calculated using estimates for prepayments and losses (charge-offs), with cash flows discounted at a rate for similar maturing instruments. In the event actual performance of the receivables sold results in less cash flow than originally anticipated, and to the extent that the net realizable value of the Residual is impaired, the Residual's value will be reduced with a corresponding charge to operations in the period in which the adjustment is made. For the quarter ended March 31, 1996, income on the residual was $103,000 reflecting activity from March 12, 1996.

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 93.0% from $4.3 million (pro forma) for the three months ended March 31, 1995 to $8.3 million for the three months ended March 31, 1996. On a per unit basis, the Cost of Used Cars Sold increased by 36.7% from $2,882 (pro forma) for the three months ended March 31, 1995 to $3,939 for the three months ended March 31, 1996, largely due to management's determination to sell higher quality cars throughout its operations. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 52.3% from $4.4 million (pro forma) for the three months ended March 31, 1995 to $6.7 million for the three months ended March 31, 1996. As a percentage of sales, the gross margin decreased from 50.4% for the three months ended March 31, 1995 (pro forma) to 44.6% for the three months ended March 31, 1996. The Company attributes the decline in the gross margin percentage to the increased cost of the higher quality cars sold at Company Dealerships which was not accompanied by a proportionate increase in sales price. The decline in the gross margin percentage was offset by corresponding increases in the quality of finance contracts generated (resulting in a lower Provision for Credit Losses) and greater unit sales per Company Dealership. On a per unit basis, the gross margin per car sold was $2,927 (pro forma) for the three months ended March 31, 1995 and $3,178 for the three months ended March 31, 1996.


     Provision for Credit Losses. A high percentage of Company Dealership customers ultimately do not make all of their contractually scheduled payments, requiring the Company to charge off the remaining principal balance due. The Company maintains an Allowance for Credit Losses to absorb such losses. To fund the Allowance as it relates to cars financed through Company Dealerships, a direct charge to revenues is recorded through the Provision for Credit Losses for each contract originated. The Provision for Credit Losses increased by 36.8% from $1.9 million (pro forma) for the three months ended March 31, 1995 to $2.6 million for the three months ended March 31, 1996. As a percentage of contract balances originated, the Provision decreased from 25.2% (pro forma) for the three months ended March 31, 1995 to 19.1% for the three months ended March 31, 1996. The decrease for the three months ended March 31, 1996, reflects the Company's strengthened underwriting requirements, the higher quality of used cars sold, and the Company's improved collection efforts. The amount of the Provision in a given period is based on the amount the Company estimates is required to maintain an adequate Allowance. See "-- Allowance for Credit Losses," for additional information about the Allowance, including with respect to contracts purchased from Third Party Dealers.

     The Company charges its Provision for Credit Losses to current operations and does not recognize any portion of the unearned interest income as a component of its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full APR on its contracts less amortization of loan origination costs.

     Net Revenues from Dealership Activities. Net Revenues from Dealership Activities increased significantly in the three months ended March 31, 1996 compared to the three months ended March 31, 1995, reflecting primarily the rapid growth of the Company Dealerships and the completion of the first securitization in March 1996. Net revenues as a percentage of total revenues from dealership activities were 39.7% (pro forma) and 39.9% for the three months ended March 31, 1995 and 1996, respectively. The increase in 1996 reflects first time revenues from the Gain on Sale and Income on Residual in Finance Receivables from the first securitization, and the decrease in the Provision for Credit Losses as a percentage of sales. These factors were offset by increases in the Cost of Used Cars Sold.

     Servicing Income. The Company services the $13.0 million in contracts sold in the initial sercuritization for a monthly fee of .417% of beginning of period principal balance (5% annualized). Servicing Income for March 1996 totaled $54,000.

     Income on Third Party Finance Receivables. Finance income has increased in conjunction with the increases in Third Party Dealer contracts purchased and outstanding. See "-- Introduction -- Growth in Finance Receivables." Finance income increased by 407% from $217,000 for the three months ended March 31, 1995, which was prior to the expansion of the Company's Third Party Dealer operations, to $1.1 million for the three months ended March 31, 1996. Subsequent to March 31, 1995, as a result of its migration to more creditworthy borrowers and expansion into markets with interest rate limits of 21%, the Company's yield on its Third Party Dealer contract portfolio has trended downward. Portfolio yield was approximately 30.5% and 26.7% at March 31, 1995 and 1996, respectively.

     Franchise Fees and Other Income. Franchise Fees and Other Income consist primarily of franchise fees from the Company's rent-a-car franchisees. This income decreased by 26.8% from $82,000 for the three months ended March 31, 1995 to $60,000 for the three months ended March 31, 1996. The Company no longer actively engages in the rent-a-car franchise business. The Company has informed its rent-a-car franchisees that it will not advertise or actively support the rent-a-car business and that they may terminate their franchise agreements provided that they cease to use the Company's trademarks.

     Income before Operating Expenses. As a result of the Company's rapid expansion, Income before Operating Expenses grew by 90.9% from $4.4 million (pro forma) for the three months ended March 31, 1995 to $8.4 million for the three months ended March 31, 1996. Net Revenue from Dealership Activity was the primary contributor to the increase. The increase also reflects the growth of the Company's Third Party Dealer operations.

     Operating Expenses. Operating Expenses consist of Selling and Marketing Expenses, General and Administrative Expenses, Depreciation and Amortization, and Amortization of Covenants. The allocation of these expenses to each of the Company's business segments (Company Dealerships, Third Party Dealers, and Corporate and Other) is shown at Note 21 to the Consolidated Financial Statements.


     Selling and Marketing Expenses. For the three months ended March 31, 1995 and 1996, Selling and Marketing Expenses were comprised entirely of advertising costs and commissions relating to Company Dealership operations. Selling and Marketing Expenses increased by 42.9% from $710,000 (pro forma) for the three months ended March 31, 1995 to $1.0 million for the three months ended March 31, 1996 . As a percentage of Sales of Used Cars, these expenses averaged 8.2% (pro forma) for the three months ended March 31, 1995 and 6.9% for the three months ended March 31, 1996. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships increased by 3.5% from $475 (pro forma) for the three months ended March 31, 1995 to $491 for the three months ended March 31, 1996. Beginning in the middle of 1994 and continuing throughout March 1996, the Company undertook to significantly expand its advertising and marketing efforts. Advertising increased by 30.1% from $428,000 (pro forma) for the three months ended March 31, 1995 to $557,000 for the three months ended March 31, 1996.



     General and Administrative Expenses. General and Administrative Expenses increased by 48.3% from $2.9 million for the three months ended March 31, 1995 to $4.3 million for the three months ended March 31, 1996. These expenses represented 25.4% of total revenues for the three months ended March 31, 1995 and 22.3% for the three months ended March 31, 1996. For the three months ended March 31, 1995, 76.9% of General and Administrative Expenses were attributable to Company Dealership sales and financing activities, 3.1% to Third Party Dealer activities and 20.0% to Corporate overhead. For the three months ended March 31, 1996, 67.0% of General and Administrative Expenses were attributable to Company Dealership sales and financing activities, 13.0% to Third Party Dealer activities and 20.0% to Corporate overhead. Increased lease costs attributable to base and percentage rent factors on leases relating to six Company Dealerships leased from an affiliate, Verde Investments, were primary contributors to the increase in General and Administrative Expenses. These rents increased 47.7% from $394,000 for the three month period ended March 31, 1995 to $582,000 for the three month period ended March 31, 1996. Upon the closing of the offering, Verde Investments, an affiliate of the Company, has agreed to sell to the Company, subject to financing, nine properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and, pending such sale, to lower the rental rates on such properties to an aggregate of $745,000 per year, which the Company believes approximates the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments has agreed to assign to the Company its leasehold interest in two properties it sub-leases to the Company. These two transactions would have resulted in savings to the Company of approximately $310,000 for the three months ended March 31, 1996. See "Recapitalization and Related Transactions." In addition, the build up of these expenses reflects the development of a corporate infrastructure, including the hiring of senior management and the implementation of sophisticated contract servicing facilities and systems, to accommodate future growth.


     Depreciation and Amortization. Depreciation and Amortization consists of depreciation on the Company's property and equipment and amortization of the Company's trademarks. Depreciation and amortization increased by 32.8% from $250,000 (pro forma) for the three months ended March 31, 1995 to $332,000 for the three months ended March 31, 1996. The increase was due primarily to the construction of Company servicing facilities, which opened in June 1995, and the purchase of associated equipment. For the three months ended March 31, 1996, 75.6% of these expenses were attributable to Company Dealership sales and financing activities, 10.1% to Third Party Dealer activities and 14.3% to Corporate overhead. Amortization of Covenants was $70,000 for the three months ended March 31, 1995. As of December 31, 1995, all existing covenants had been fully amortized.



     Other Expenses. Interest on Subordinated Debt, which bears interest at 18%, decreased by 20.3% from $792,000 for the three months ended March 31, 1995 to $631,000 for the three months ended March 31, 1996, due to the decrease in the average principal balance outstanding during the quarter. Effective upon the closing of this offering, the interest rate on the subordinated debt will be decreased from 18% to 10%. On a pro forma basis, such adjustments would have lowered subordinated debt interest expense for the three months ended March 31, 1995 and 1996 by approximately $352,000 and $281,000, respectively.


     Other Interest Expense increased by 203% from $330,000 for the three months ended March 31, 1995 to $1.0 million for the three months ended March 31, 1996, due to increased borrowings from GE Capital under the Revolving Facility and from SunAmerica under the $3 million convertible note issued in August 1995. The amount outstanding on the Revolving Facility increased from $12.1 million at March 31, 1995 to $31.8 million at March 31, 1996. For the three months ended March 31, 1995 and March 31, 1996, the average interest rates on the Revolving Facility were 11.5% and 10.5%, respectively. See "Liquidity and Capital Resources," below. Effective upon the closing of the offering, SunAmerica will convert its convertible note into Common Stock. On a pro forma basis this conversion to Common Stock would have lowered Interest Expense, Other by $86,000 and $106,000 for the three months ended March 31, 1995 and 1996, respectively.

  YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995

     Sales of Used Cars. Sales of Used Cars increased by 98.6% from $14.0 million in 1993 to $27.8 million in 1994 and by 38.1% to $38.4 million (after giving pro forma effect to the sale of the Gilbert Dealership) in 1995. This growth reflects increases in the number of Company Dealerships, the average unit sales price, and, in 1995, the average number of units sold by each Company Dealership. The number of Company Dealerships increased from two to five in 1993. In 1994 the Company opened four additional Company Dealerships, and closed one in August 1994. Seven Company Dealerships, excluding the Gilbert Dealership, were open throughout 1995.

     The average sales price per car increased by 26.7% from $4,159 in 1993 to $5,269 in 1994 and by 15.1% to $6,065 (pro forma) in 1995. These increases reflect management's decision to sell higher quality vehicles at its seven operating dealerships. Units sold per Company Dealership averaged 672 in 1993, 659 in 1994, and 904 (pro forma) in 1995. The Company attributes the decrease in average units sold in 1994 as compared to 1993 to the adoption of stricter underwriting guidelines in mid-1994, resulting in an increase in the rate of rejection of credit applications. The increase in units sold per Company Dealership in 1995 over 1994 is attributed to the success of the Company's business strategy, most notably its advertising and marketing programs.


     Income on Finance Receivables from Dealership Sales. The Company financed 92.1%, 89.8%, and 91.2% (pro forma) of the used cars sold at Company Dealerships in 1993, 1994, and 1995, respectively. As of December 31, 1995, the Company had retained all of the contracts originated by its Company Dealerships, including its Gilbert Dealership. Finance income rose in conjunction with the growth in the Company Dealership contract portfolio, increasing by 194% from $1.6 million in 1993 to $4.7 million in 1994 and by 74.5% to $8.2 million in 1995. During this three year period, substantially all contracts were originated with a 29.9% APR.


     The Company defers certain costs associated with the origination of finance receivables at its Company Dealerships and amortizes these loan origination costs against Income on Finance Receivables using the interest method. In 1993, 1994 and 1995, the Company deferred $75, $85, and $100 in loan origination costs per contract originated, respectively. Total costs deferred for 1993, 1994 and 1995 were $252,000, $503,000 and $737,000, respectively. Income on finance receivables was reduced by the amortization of the loan origination costs by $79,000, $309,000 and $522,000 in 1993, 1994 and 1995, respectively. The effective yield on finance receivables from Company Dealerships was 26.4%, 28.2% and 28.0% for 1993, 1994 and 1995, respectively.

     Cost of Used Cars Sold and Gross Margin. The Cost of Used Cars Sold increased by 106.6% from $6.1 million in 1993 to $12.6 million in 1994 and by 64.3% to $20.7 million (pro forma) in 1995. On a per unit basis, the Cost of Used Cars Sold increased by 31.7% from $1,813 in 1993 to $2,387 in 1994 and by 37.0% to $3,270 (pro forma) in 1995, largely due to management's determination to sell higher quality cars throughout its operations. The gross margin on used car sales (Sales of Used Cars less Cost of Used Cars Sold excluding Provision for Credit Losses) increased by 92.4% from $7.9 million in 1993 to $15.2 million in 1994 and by 16.4% to $17.7 million (pro forma) in 1995. As a percentage of sales, the gross margins for such periods were 56.4%, 54.7% and 46.1% (pro forma), respectively. The Company attributes the decline in the gross margin percentage to the increased cost of the higher quality cars sold at Company Dealerships which was not accompanied by a proportionate increase in sales price. The decline in the gross margin percentage was offset by corresponding increases in the quality of finance contracts generated resulting in a lower Provision for Credit Losses and greater unit sales per Company Dealership. On a per unit basis, the gross margin per car sold was $2,346 in 1993, $2,882 in 1994, and $2,795 (pro forma) in 1995.


     Provision for Credit Losses. The Provision for Credit Losses increased by 145% from $3.3 million in 1993 to $8.1 million in 1994 and by 3.7% to $8.4 million in 1995. As a percentage of contract balances originated, the Provision for Credit Losses increased from 25.4% in 1993 to 34.5% in 1994 and then decreased to 22.9% in 1995. The decrease in 1995 resulted from the Company's strengthened underwriting requirements, the higher quality of used cars sold, and the Company's improved collection efforts. The amount of the Provision for Credit Losses in a given period is based on the amount the Company estimates is required to maintain an adequate Allowance. See "-- Allowance for Credit Losses."

     Net Revenues from Dealership Activities. Net Revenues from Dealership Activities increased significantly over the past three fiscal years, reflecting primarily the rapid growth of the Company Dealerships. Net revenues as a percentage of total revenues from dealership activities were 39.9%, 36.3% and 38.8% (pro forma) in 1993, 1994 and 1995, respectively. The percentage decrease from 1993 to 1994 was primarily the result of a substantial increase in the Provision for Credit Losses prompted by the rapid growth of the Company's portfolio. The increase from 1994 to 1995 reflected a decrease in the Provision as a percentage of Company Dealership revenues due to the Company's ability to maintain its sales growth while strengthening its underwriting requirements, sale of better quality and higher priced cars (which both increased sales and lowered net losses), and improved collection efforts. See "-- Allowance for Credit Losses."

     Income on Finance Receivables from Third Party Dealers. Finance income has increased in conjunction with the increases in Third Party contracts purchased and outstanding. See "-- Introduction -- Growth in Finance Receivables." Finance income increased by 157.1% from $710,000 in 1994, when the Company initiated its Third Party Dealer operations, to $1.8 million in 1995. During this two year period, substantially all contracts purchased carried APR's ranging from 21% to 29.9%. As a result of its migration in 1995 to more creditworthy borrowers financed at lower interest rates, the Company's yield on its Third Party Dealer contract portfolio trended downward. Portfolio yield was approximately 30.9% and 26.7% at the end of 1994 and 1995, respectively.

     Franchise Fees and Other Income. Franchise Fees and Other Income decreased by 36.7% from $879,000 in 1993 to $557,000 in 1994 and by 44.7% to $308,000 in
1995, reflecting the Company's suspension of active engagement in the rent-a-car business.

     Income before Operating Expenses. As a result of the Company's rapid expansion, Income before Operating Expenses grew by 84.5% from $7.1 million in 1993 to $13.1 million in 1994, and by 54.2% to $20.2 million (pro forma) in 1995. Net Revenue from Dealership Activity was the primary contributor to the increase. The increase also reflects the development of the Company's Third Party Dealer operations.

     Selling and Marketing Expenses. In 1995, Selling and Marketing Expenses were comprised entirely of advertising costs and commissions relating to Company Dealership operations. Excluding expenses of $400,000 in 1993 and $140,000 in 1994 attributable to rent-a-car franchising, Selling and Marketing Expenses increased by 155.6% from $900,000 in 1993 to $2.3 million in 1994 and by 39.1% to $3.2 million (pro forma) in 1995. As a percentage of Sales of Used Cars, these expenses averaged 6.3% in 1993, 8.1% in 1994, and 8.4% (pro forma) in 1995. On a per unit sold basis, Selling and Marketing Expenses of Company Dealerships increased by 63.7% from $262 in 1993 to $429 in 1994 and by 18.9% to $510 (pro forma) in 1995. Beginning in the middle of 1994 and continuing throughout 1995, the Company undertook to significantly expand its advertising and marketing efforts. Advertising increased by 226% from $429,000 in 1993 to $1.4 million in 1994 and by 57.1% to $2.2 million in 1995. In the Company's view, by the middle of 1994 its dealership network had achieved a sufficient critical mass in the Tucson and Phoenix markets to justify a more extensive advertising campaign. In addition, the Company believed that it could develop programs that would distinguish its Company Dealerships from other Buy Here-Pay Here dealers. Although the development and implementation of the advertising and marketing programs has raised costs on a per unit basis substantially, the Company believes that these efforts have produced corresponding increases in unit sales per Company Dealership.



     General and Administrative Expenses. General and Administrative Expenses increased by 150.0% from $3.6 million in 1993 to $9.0 million in 1994, and by 60.0% to $14.4 million in 1995. These expenses represented 21.6% of total revenues in 1993, 26.6% in 1994, and 24.8% in 1995. In 1995, 73.4% of General
and Administrative Expenses were attributable to Company Dealership sales and financing activities, 8.1% to Third Party Dealer activities, and 18.5% to Corporate overhead. Increased lease costs attributable to base and percentage rent factors on leases relating to six Company Dealerships leased from an affiliate, Verde Investments, contributed to the increase in General and Administrative Expenses. These rents increased by 410% from $235,000 in 1993 to $1.2 million in 1994 and by 50.0% to $1.8 million in 1995. Upon the closing of the offering, Verde Investments, an affiliate of the Company, has agreed to sell to the Company, subject to financing, nine properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and, pending such sale, to lower the rental rates on such properties to an aggregate of $745,000 per year, which the Company believes approximates the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments has agreed to assign to the Company its leasehold interest in two properties it sub-leases to the Company. These two transactions would have resulted in savings to the Company of approximately $730,000 for for 1995. See "Recapitalization and Related Transactions." In addition, the build up of these expenses reflected the development of a corporate infrastructure, including the hiring of senior management and the establishment of sophisticated contract servicing facilities and systems, to accommodate future growth.


     Depreciation and Amortization. Depreciation and Amortization consists of depreciation on the Company's property and equipment and amortization of the Company's trademarks. In 1995, 57.7% of these expenses were attributable to Company Dealership sales and financing activities, 6.8% to Third Party Dealer activities, and 35.5% to Corporate overhead. Depreciation and Amortization increased by 39.5% from $557,000 in 1993 to $777,000 in 1994 and by 69.1% to
$1.3 million in 1995. These increases were due primarily to the construction of Company Dealerships and servicing facilities and the purchase of associated equipment.

     Amortization of Covenants. Amortization of Covenants was $366,000 in 1993, $296,000 in 1994 and $296,000 in 1995. As of December 31, 1995, all existing covenants had been fully amortized.

     Other Expenses. Interest on Subordinated Debt increased by 283.5% from $678,000 in 1993 to $2.6 million in 1994 and by 34.6% to $3.5 million in 1995 as additional subordinated debt borrowings were incurred to meet the Company's cash needs. Effective upon the closing of this offering, the interest rate on the subordinated debt will be decreased from 18% to 10%. On a pro forma basis, such adjustments would have lowered subordinated debt interest expense in 1995 by approximately 45.7%, from $3.5 million to $1.9 million.

     Other Interest Expense, relating primarily to the Revolving Facility with GE Capital and to a much lesser extent in 1995 on the convertible subordinated note issued to SunAmerica, increased by 117.7% from $215,000 in 1993 to $468,000 in 1994 and by 434.2% to $2.5 million in 1995. Effective upon the closing of the offering, SunAmerica will convert its convertible note into Common Stock. The Revolving Facility commenced in June 1994 and had a balance of $9.9 million outstanding at the end of 1994, which increased to $32.2 million at the end of 1995. For 1995, the average interest rate on the Revolving Facility was 10.7%. See "Liquidity and Capital Resources," below.

     Other Expenses increased by 166.8% from $64,000 in 1993 to $170,000 in 1994 and by 73.6% to $296,000 in 1995. The primary cause for the increase from 1994 to 1995 was the accrual of an estimated loss of $120,000 related to the sale of the Gilbert Dealership.

ALLOWANCE FOR CREDIT LOSSES

     The Company has established an Allowance for Credit Losses to cover anticipated credit losses on the contracts currently in its portfolio. The Allowance has been established through the Provision for Credit Losses on contracts originated at Company Dealerships, and through nonrefundable acquisition discounts on contracts purchased from Third Party Dealers.

     The following tables reflect activity in the Allowance for Credit Losses for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1995 and 1996.

                                                            YEARS ENDED DECEMBER 31,
                                --------------------------------------------------------------------------------
                                                1994                                       1995
                                -------------------------------------     --------------------------------------
                                  COMPANY       THIRD                       COMPANY       THIRD
                                DEALERSHIPS     PARTY        TOTAL        DEALERSHIPS     PARTY         TOTAL
                                -----------   ---------   -----------     -----------   ----------   -----------
Balance, Beginning of
  Period....................    $ 2,876,399   $      --   $ 2,876,399     $ 6,049,439   $  159,221   $ 6,208,660
Provision for Credit
  Losses....................      8,139,791          --     8,139,791       8,359,585           --     8,359,585
Discount Acquired...........             --     766,820       766,820              --    1,659,798     1,659,798
Discount Accreted to
  Income....................             --    (187,692)     (187,692)             --           --            --
Net Charge Offs.............     (4,966,751)   (419,907)   (5,386,658)     (6,909,024)    (819,019)   (7,728,043)
                                -----------   ---------   -----------     -----------   ----------   -----------
Balance, End of Period......    $ 6,049,439   $ 159,221   $ 6,208,660     $ 7,500,000   $1,000,000   $ 8,500,000
                                ===========   =========   ===========     ===========   ==========   ===========
Allowance as % of
  Principal.................          30.4%        9.8%         28.9%           21.9%         7.2%         17.7%
                                ===========   =========   ===========     ===========   ==========   ===========


                                                          THREE MONTHS ENDED MARCH 31,
                                --------------------------------------------------------------------------------
                                                1995                                       1996
                                -------------------------------------     --------------------------------------
                                  COMPANY       THIRD                       COMPANY       THIRD
                                DEALERSHIPS     PARTY        TOTAL        DEALERSHIPS     PARTY         TOTAL
                                -----------   ---------   -----------     -----------   ----------   -----------
Balance, Beginning of
  Period....................    $ 6,049,439   $ 159,221   $ 6,208,660     $ 7,500,000   $1,000,000   $ 8,500,000
Provision for Credit
  Losses....................      2,217,331          --     2,217,331       2,606,112           --     2,606,112
Discount Acquired...........             --     102,814       102,814              --      720,931       720,931
Reduction in Allowance for
  Finance Receivables
  Sold......................             --          --            --      (1,658,534)          --    (1,658,534)
Net Charge Offs.............     (1,521,887)   (110,883)   (1,632,770)     (2,047,578)    (370,931)   (2,418,509)
                                -----------   ---------   -----------     -----------   ----------   -----------
Balance, End of Period......    $ 6,744,883   $ 151,152   $ 6,896,035     $ 6,400,000   $1,350,000   $ 7,750,000
                                ===========   =========   ===========     ===========   ==========   ===========
Allowance as % of
  Principal.................          28.3%        7.6%         26.7%           23.0%         7.3%         16.7%
                                ===========   =========   ===========     ===========   ==========   ===========

     The reduction in the Allowance as a percentage of principal balances reflects the increase in Third Party Dealer contracts as a percentage of the Company's total contract portfolio, the strengthening of the Company's underwriting procedures, increases in collateral ratios, and improved collection procedures.

     The Provision for Credit Losses is charged to Company Dealership revenues for contracts originated at Company Dealerships. The Provision has declined as a percentage of principal balances originated due to the factors discussed above. See "-- Results of Operations -- Provision for Credit Losses."

     Each of the contracts acquired from Third Party Dealers are purchased at a discount to the principal amount of the contract. Beginning January 1, 1995, the Company has allocated all nonrefundable discounts to the Allowance. In 1994, the acquisition discount averaged $504 per contract, or 12.5% of the principal balance. In 1995, the acquisition discount averaged $551 per contract, or 10.1% of the principal balance. For the three months ended March 31, 1996, the discount averaged $569 per contract or 10.0%. The decrease in the discount as a percentage of the contract principal balance from 1994 through the end of the first quarter of 1996 reflects the increase in the quality of contracts purchased. As with the Allowance on Company Dealership contracts, the Company does not allocate any portion of the unearned interest income on its Third Party Dealer contracts to its Allowance for Credit Losses. Accordingly, the Company's unearned finance income is comprised of the full APR on its contracts.

     Net Charge Offs. The Company's policy is to charge off contracts when they are deemed uncollectible, but in any event at such time as a contract is delinquent for 90 days. The net charge off amount is the principal balance of the contract at the time of the charge off plus accrued but unpaid interest, less any recovery. The following tables set forth information regarding charge off activity for the years ended December 31, 1994 and 1995, and for the periods ended March 31, 1995 and 1996:


                                                            YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------
                                                 1994                                      1995
                                --------------------------------------   ----------------------------------------
                                  COMPANY       THIRD                      COMPANY        THIRD
                                DEALERSHIPS     PARTY         TOTAL      DEALERSHIPS      PARTY         TOTAL
                                -----------   ----------   -----------   -----------   -----------   ------------
Charge off Activity:
  Principal Balances:
    Collateral Repossessed....  $ 5,743,090   $  289,708   $ 6,032,798   $ 6,685,926   $   806,619   $  7,492,545
    Other.....................    2,456,919      106,920     2,563,839     2,478,353       219,652      2,698,005
                                -----------   ----------   -----------   -----------   -----------   ------------
  Total Principal Balances....    8,200,009      396,628     8,596,637     9,164,279     1,026,271     10,190,550
  Accrued Interest............      653,969       23,279       677,248       652,592        58,723        711,315
  Recoveries..................   (3,887,227)          --    (3,887,227)   (2,907,847)     (265,975)    (3,173,822)
                                -----------   ----------   -----------   -----------   -----------   ------------
Net Charge Offs...............  $ 4,966,751   $  419,907   $ 5,386,658   $ 6,909,024   $   819,019   $  7,728,043
                                ============  ==========   ============  ============  ============  =============
Ave. Principal Outstanding....  $16,507,497   $1,788,245   $18,295,742   $28,764,336   $ 6,889,247   $ 35,653,583
                                ============  ==========   ============  ============  ============  =============
Net Charge Offs as % of Ave.
  Principal Outstanding.......        30.1%        23.5%         29.4%         24.0%         11.9%          21.7%
                                ============  ==========   ============  ============  ============  =============



                                                          THREE MONTHS ENDED MARCH 31,
                                ---------------------------------------------------------------------------------
                                                 1995                                      1996
                                --------------------------------------   ----------------------------------------
                                  COMPANY       THIRD                      COMPANY        THIRD
                                DEALERSHIPS     PARTY         TOTAL      DEALERSHIPS      PARTY         TOTAL
                                -----------   ----------   -----------   -----------   -----------   ------------
Charge off Activity:
  Principal Balances:
    Collateral Repossessed....  $ 1,155,327   $   57,646   $ 1,212,973   $ 2,252,042   $   542,028   $  2,794,070
    Other.....................      569,865       47,369       617,234       462,299        90,902        553,201
  Total Principal Balances....    1,725,192      105,015     1,830,207     2,714,341       632,930      3,347,271
  Accrued Interest............      119,612        5,868       125,480       167,157        29,785        196,942
  Recoveries..................     (322,917)          --      (322,917)     (833,920)     (291,784)    (1,125,704)
                                -----------   ----------   -----------   -----------   -----------   ------------
Net Charge Offs...............  $ 1,521,887   $  110,883   $ 1,632,770   $ 2,047,578   $   370,931   $  2,418,509
                                ============  ==========   ============  ============  ============  =============
Ave. Principal Outstanding....  $22,348,582   $1,927,865   $24,276,447   $35,426,966   $16,522,191   $ 51,949,157
                                ============  ==========   ============  ============  ============  =============
Net Charge Offs as % of Ave.
  Principal Outstanding.......         6.8%         5.8%          6.7%          5.8%          2.2%           4.7%
                                ============  ==========   ============  ============  ============  =============



     The Company significantly revised and expanded its Third Party Dealer program in April 1995. Prior to April 1995, the Company purchased from Third Party Dealers, at discounts of approximately 15% to 25%, contracts with average principal balances of approximately $4,000 bearing a typical APR of 29.9%. Under the Company's revised program, which is aimed at more creditworthy borrowers, it purchases from Third Party Dealers, at discounts averaging approximately 10%, contracts with average principal balances of approximately $5,600 bearing an average APR of 25%. As a result, Net Charge Offs as a percentage of contract principal balances outstanding were 23.5% in the year ended December 31, 1994 and 5.8% in the three months ended March 31, 1995 versus 11.9% in the year ended December 31, 1995 and 2.2% in the three months ended March 31, 1996. The continued improvement in the Company's Net Charge Off percentage is considered by management in reviewing the adequacy of the Allowance for Credit Losses as a percentage of contract principal balances outstanding.

     The Company's Net Charge Offs on its Third Party Dealer contract portfolio are significantly lower than those incurred on its Company Dealership contract portfolio. This is attributable to the generally more creditworthy customers served by Third Party Dealers and the relationship of the average amount financed to the underlying collateral's wholesale value. In its Third Party Dealer portfolio, the Company generally limits its investment (advance to wholesale book ratio) to not more than 120% of the wholesale value of the underlying car, as determined by various recognized valuation services such as NADA or Kelly Blue Book, plus tax and license, although the Company will make exceptions on a case-by-case basis. For 1995, the advance to wholesale book ratio on the Third Party Dealer contract portfolio averaged 117%, as compared to 184% for the Company Dealership portfolio (105% of Kelly Blue Book retail value). Accordingly, when it becomes necessary to repossess the collateral securing Third Party Dealer contracts, the Company's net recovery is expected to be approximately 45% to 55% of the outstanding contract balance, while on the Company Dealership portfolio the net recovery is expected to be approximately 33%.

     Recoveries averaged 47.4% of principal balances charged off on contracts originated through Company Dealerships in 1994 versus 31.7% in 1995 and 30.7% for the three months ended March 31, 1996, primarily reflecting reductions in the percentage of repossessed cars sold at its Company Dealerships from 57.5% in 1994 to 33.6% in 1995, and to 16.5% for the three months ended March 31, 1996. Repossessed cars not sold through Company Dealerships are sold in wholesale transactions. The average recovery on repossessed cars sold at Company Dealerships was $4,869 in 1995 compared to an average recovery of $481 in wholesale transactions. The Company's net charge offs on contracts generated through Company Dealerships are favorably affected by a reduction in sales tax liability as a result of loan defaults.

     Recoveries of charge offs on Third Party Dealer purchased contracts were 25.9% in 1995 and 46.1% for the three months ended March 31, 1996. Management believes that recoveries in 1995 related primarily to contracts purchased prior to April 1995. Since then, the Company has purchased contracts with more creditworthy borrowers, where the value of the amount financed more closely approximates the wholesale value of the car.


     Static Pool Analysis. The Company has reduced its Allowance for Credit Losses as a percentage of contract principal balances as a result of the improved performance of its Company Dealership contract portfolio. To monitor portfolio performance, beginning in June 1995, the Company implemented "static pool" analysis for all contracts originated since January 1, 1993. Static pool analysis is a monitoring methodology by which each month's originations and subsequent charge offs are assigned to a unique pool and the pool performance is monitored separately. Improving or deteriorating performance is measured based on cumulative gross and net charge offs as a percentage of original principal balances, based on the number of complete payments made by the customer before charge off.



     The following table, which relates to Company Dealership contracts only as of April 30, 1996, sets forth the cumulative net charge offs as a percentage of original contract cumulative balances, based on the quarter of origination and segmented by the number of payments made prior to charge off. While the Company analyzes its static pools on a monthly basis, for presentation purposes the information in the table is presented on a quarterly basis:



                                            POOLS' CUMULATIVE NET LOSSES AS PERCENT OF POOLS'
                                                  ORIGINAL AGGREGATE PRINCIPAL BALANCE
                       -------------------------------------------------------------------------------------------
 PAYMENTS COMPLETED                1993                            1994                           1995
     BY CUSTOMER       -----------------------------   -----------------------------   ---------------------------
  BEFORE CHARGE OFF     1ST     2ND     3RD     4TH     1ST     2ND     3RD     4TH     1ST     2ND    3RD    4TH
- ---------------------  -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   ----   ----
0 Payments...........   6.6%    7.7%    8.5%    7.1%    3.5%    3.6%    3.4%    2.9%    1.6%    2.5%   2.0%   0.8%
3 Payments...........  18.3%   18.4%   19.9%   16.9%   10.7%   11.3%    8.3%    8.8%    7.9%    7.5%   6.1%   x
6 Payments...........  26.6%   26.2%   25.2%   23.4%   14.2%   15.3%   12.6%   12.8%   13.1%   11.9%      x   --
12 Payments..........  33.2%   30.6%   30.4%   27.7%   17.5%   19.7%   16.5%   16.9%       x      --     --   --
18 Payments..........  35.1%   32.1%   31.5%   28.9%   18.9%   21.4%       x      --      --      --     --   --
24 Payments..........  35.3%   32.3%   31.7%   29.5%       x      --      --      --      --      --     --   --


     For periods denoted by an "x", the pools have not seasoned sufficiently to allow for computation of cumulative losses. With respect to periods denoted by a "--", the pools have not yet attained the indicated cumulative age. However, management has factored the improved trends indicated by its static pool analysis into its determination of the adequacy of the Allowance for Credit Losses for these periods.

     The Company attributes the improvement in its credit loss experience as a percentage of contracts originated to a variety of factors. First, the Company believes that it has strengthened its underwriting requirements at the Company Dealerships. Second, as a result of the higher quality of cars sold at Company Dealerships, defaults arising from mechanical problems tend to be less frequent, and when repossession is necessary, the amount recovered upon resale is generally higher as a percentage of the contract balance. Finally, the Company believes it has significantly improved its servicing and collection efforts.

     Although the Company intends to apply static pool analysis to its Third Party Dealer portfolio, this portfolio has not had sufficient seasoning for meaningful analysis. In the meantime, management evaluates the adequacy of the Allowance on the Third Party Dealer portfolio through comparisons in the characteristics of the collateral ratios and borrowers on the Third Party Dealer contracts versus those of the Company Dealership contracts, as well as through comparisons of actual contract performance.

     Delinquencies. Analysis of delinquency trends is also considered in evaluating the adequacy of the Allowance. The following tables reflect the principal balances of delinquent contracts as a percentage of total outstanding contract principal balances as of December 31, 1993, 1994, and 1995, and as of March 31, 1995 and 1996.

                                                                    AS OF DECEMBER 31,
                                  ---------------------------------------------------------------------------------------
                                             1993                          1994                          1995
                                  ---------------------------   ---------------------------   ---------------------------
                                    COMPANY     THIRD             COMPANY     THIRD             COMPANY     THIRD
                                  DEALERSHIPS   PARTY   TOTAL   DEALERSHIPS   PARTY   TOTAL   DEALERSHIPS   PARTY   TOTAL
                                  -----------   -----   -----   -----------   -----   -----   -----------   -----   -----
31 Days to 60 Days..............      10.5%       --    10.5 %      5.1%       6.0%    5.2%       4.2%       1.2%    3.3%
Over 60 Days....................      15.0%       --    15.0 %      1.3%       2.6%    1.4%       1.1%       0.4%    0.9%
                                       ---      -----   -----       ---       -----   -----       ---       -----   -----
Total Over 30 Days..............      25.5%       --    25.5 %      6.4%       8.6%    6.6%       5.3%       1.6%    4.2%
                                  ==========    =====   =====   ==========    =====   =====   ==========    =====   =====


                                                                       AS OF MARCH 31,
                                    -------------------------------------------------------------------------------------
                                                      1995                                        1996
                                    -----------------------------------------   -----------------------------------------
                                      COMPANY     SECURITIZED   THIRD             COMPANY     SECURITIZED   THIRD
                                    DEALERSHIPS    PORTFOLIO    PARTY   TOTAL   DEALERSHIPS    PORTFOLIO    PARTY   TOTAL
                                    -----------   -----------   -----   -----   -----------   -----------   -----   -----
31 Days to 60 Days................      3.6%           --        2.8%    3.5%       2.6%          2.9%       0.9%    2.1%
Over 60 Days......................      2.0%           --        3.0%    2.1%       1.1%          0.6%       0.1%    0.7%
                                        ---           ---       -----   -----       ---           ---       -----   -----
Total Over 30 Days................      5.6%           --        5.8%    5.6%       3.7%          3.5%       1.0%    2.8%
                                    ==========    ==========    =====   =====   ==========    ==========    =====   =====



     The Company's improved delinquency experience on its Company Dealership contract portfolio is attributable to the factors discussed above. See
"-- Allowance for Credit Losses -- Static Pool Analysis." The Company attributes the improved delinquency experience of its Third Party Dealer contract portfolio to the increased quality of the contracts it purchases from Third Party Dealers. Because its Third Party Dealer contract portfolio is relatively unseasoned, the Company expects delinquencies in this portfolio to increase in the aggregate, reflecting the fact that delinquencies occur throughout the term of a contract.


LIQUIDITY AND CAPITAL RESOURCES


     The Company requires capital to support increases in its contract portfolio, expansion of Company Dealerships and Branch Offices, the purchase of inventories, the purchase of property and equipment, and for working capital and general corporate purposes. The funding sources available to the Company include operating cash flow and supplemental borrowings.


     The Company's Net Cash Provided by Operating Activities decreased by 10.5% from $3.8 million in 1993 to $3.4 million in 1994, and then increased by 85.3% to $6.3 million in 1995. The decrease from 1993 to 1994 was primarily attributable to significant increases in inventory in connection with the Company's opening of four new Company Dealerships, while the increase from 1994 to 1995 was primarily due to increases in accrued expenses and other long-term liabilities. The Net Cash Used in Investing Activities increased by 291.4% from $9.3 million in 1993 to $36.4 million in 1995. The principal uses in 1995 were $33.2 million for the increase in the contract portfolio and $3.2 million for purchase of property and equipment.


     The Company's Net Cash Provided by Operating Activities increased by 54.5% from $3.3 million for the three months ended March 31, 1995 to $5.1 million for the three months ended March 31, 1996. The increase was primarily due to increases in net earnings, Provision for Credit Losses and accrued expenses, and other long-term liabilities offset by a reduction in prepaid expenses. The Net Cash Used in Investing Activities decreased by 30.3% from $6.6 million in the three months ended March 31, 1995 to $4.6 million in the three months ended March 31, 1996. The principal uses in 1996 were $10.8 million for the increase in the contract portfolio and the $2.6 million increase in the residual in finance receivables offset by $10.0 million provided by the sale of finance receivables.


     The Company's Net Cash Provided by Financing Activities in 1995 was $31.3 million, the primary sources of which were the Revolving Facility with GE Capital, subordinated debt from Verde Investments, and a convertible note issued to SunAmerica. The Company's Net Cash Used in Financing Activities for the three months ended March 31, 1996 was $1.3 million, the primary uses of which were pay down of the Revolving Facility of $362,000, repayments on subordinated debt of $552,000, and a dividend on the Preferred Stock of $300,000.


     Revolving Facility. The Revolving Facility with GE Capital has a maximum commitment of up to $50 million. Under the Revolving Facility, the Company may borrow up to 65% of the principal balance of eligible Company Dealership contracts and up to 90% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew the Revolving Facility for one additional year. The facility is secured by substantially all of the Company's assets. As of March 31, 1996, the Company's borrowing capacity under the Revolving Facility was approximately $34.2 million, the aggregate principal amount outstanding under the Revolving Facility was $31.8 million, and the amount available to be borrowed under the facility was $2.4 million. The Revolving Facility bears interest at the 30-day LIBOR plus 4.25%, payable daily (total rate of 9.6% as of March 31, 1996). The Company intends to use all or substantially all of the net proceeds of this offering to temporarily repay indebtedness under the Revolving Facility. See "Use of Proceeds."


     The Revolving Facility contains covenants that, among other things, limit the Company's ability to, without GE Capital's consent: (i) incur additional indebtedness; (ii) engage in securitization transactions; (iii) merge with, consolidate with, acquire, or otherwise combine with any other person or entity, transfer any division or segment of its operations to another person or entity, or form new subsidiaries; (iv) make changes in its capital structure; (v) pay dividends or make certain other distributions; (vi) make certain investments and capital expenditures; and (vii) engage in certain transactions with affiliates. These covenants also require the Company to maintain specified financial ratios and comply with all laws relating to the Company's business. The Revolving Facility also provides that a transfer of ownership of the Company's outstanding voting securities resulting in a change in control in which Mr. Ernest C. Garcia, II, the Company's majority stockholder, owns less than 51% of the Company will result in an event of default under the Revolving Facility. No change in control will occur as a result of this offering.

     Subordinated Indebtedness and Preferred Stock. The Company has borrowed substantial amounts from Verde Investments, a company owned by the Company's Chairman, Chief Executive Officer and majority stockholder. The balances outstanding to Verde Investments under these arrangements totaled $8.9 million as of December 31, 1993, $18.3 million as of December 31, 1994, and $14.6 million as of December 31, 1995 ($24.6 million prior to the conversion of $10.0 million to Preferred Stock as discussed below), and $14.0 million at March 31, 1996. At all times, these borrowings have accrued interest at an annual rate of 18%.

     On December 31, 1995, Verde converted $10.0 million of subordinated debt to Preferred Stock of the Company. The Preferred Stock accrues a dividend of 12% annually, increasing one percent per year up to a maximum of 18%. Concurrently with the closing of the offering, the dividend on the Preferred Stock will be decreased to 10% through December 31, 1997, at which time the rate will be raised to 12%. See "Recapitalization and Related Transactions" and "Description of Capital Stock -- Preferred Stock."

     Upon the closing of this offering, the interest rate on the $14 million of subordinated debt payable to Verde Investments will be lowered to 10%, and the Company will be required to make monthly payments of interest and annual payments of principal in the amount of $2 million. This debt will be junior to all of the Company's other indebtedness. The Company may suspend interest and principal payments in the event it is in default on obligations to any other creditors.


     Convertible Note. In 1995, the Company entered into a note purchase agreement with SunAmerica pursuant to which SunAmerica purchased a $3 million convertible subordinated note. The convertible note, which is due June 30, 1998, bears interest at a rate of 12.5%, payable quarterly, and is secured by a pledge of the Common Stock of the Company held by the Company's Chairman, Chief Executive Officer and majority stockholder. The note is convertible into Common Stock of the Company at the initial public offering price of the Common Stock. Effective upon the closing of the offering, SunAmerica will exercise its conversion rights. In return for the conversion, the Company has agreed to grant SunAmerica a ten-year warrant to purchase 100,000 of Common Stock at the initial public offering price and pay to SunAmerica fees totaling $150,000. See "Recapitalization and Related Transactions."


     Securitizations. SunAmerica and the Company have entered into the Securitization Program under which SunAmerica may purchase up to $175 million of certificates secured by contracts. The Securitization Program is intended to provide the Company with an additional source of funding to the Revolving Facility. At the closing of each securitization, the Company receives payment from SunAmerica for the certificates sold (net of investments held in trust). The Company also generates cash flow under this program from ongoing servicing fees and excess cash flow distributions resulting from the difference between the payments received from customers on the contracts and the payments paid to SunAmerica.

     Although the Securitization Program had significant up-front expenses which reduced the Company's gain on sale on the first securitization, management expects that the ongoing funding costs will be lower than those of the Revolving Facility. In addition, securitization allows the Company to fix its borrowing cost for a given contract portfolio, broadens the Company's capital source alternatives, and provides a higher advance rate than that available under the Revolving Facility.


     Capital Expenditures and Commitments. Pursuant to its growth strategy, the Company anticipates developing or acquiring five new Company Dealerships and opening 15 to 20 new Branch Offices through the end of 1997. The Company estimates that it will cost an aggregate of approximately $7.5 million to develop these Company Dealerships and an additional $750,000 to $1,000,000 to establish the Branch Offices. The Company intends to finance these expenditures through operating cash flows and supplemental borrowings, including under the Revolving Facility.


SEASONALITY

     Historically, the Company has experienced higher revenues in the first two quarters (particularly in the first quarter) of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first half of the year, which are a primary source of down payments on used car purchases.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's borrowings would decrease the profitability of the Company's existing portfolio. The Company will seek to limit this risk through its Securitization Program and, to the extent market conditions permit, for contracts originated at Company Dealerships, either by increasing the interest rate charged, or the profit margin on, the cars sold, or for contracts acquired from Third Party Dealers, either by acquiring contracts at a higher discount or with a higher APR. To date, inflation has not had a significant impact on the Company's operations.

ACCOUNTING MATTERS


     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " (SFAS No. 121), which the Company will adopt for its fiscal year ending December 31, 1996, will require "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable." In the opinion of management, the adoption of SFAS No. 121 will not have any effect on the Company's financial position.



     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) establishes financial accounting and reporting standards for stock-based employee compensation plans. These plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples include stock purchase plans, stock options, restricted stock, and stock appreciation rights. SFAS No. 123 also applies to transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. These transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the equity instruments issued, whichever is the more reliable measure. The Company will adopt the disclosure requirements of SFAS No. 123 for its fiscal year ending December 31, 1996.

                                    BUSINESS

GENERAL


     Ugly Duckling Corporation (the "Company") is a fully integrated used car sales and finance company that operates the largest chain of "buy here-pay here" used car dealerships in Arizona. As part of its activities, the Company underwrites, finances and services installment contracts generated by its dealerships and by third party used car dealerships located in selected markets throughout the United States. The Company targets Sub-Prime Borrowers who have limited credit histories, low incomes, or past credit problems.



     The rapidly growing used car sales and finance industry achieved record sales in 1995 of 30.5 million units, representing approximately $290 billion in sales. During this same period, more than $185 billion in retail installment contracts were originated through the sale of used cars. Of this amount, approximately 19.2 million units were sold to Sub-Prime Borrowers, generating $124 billion in retail installment contracts.



     Consistent with the industry's growth, the Company has expanded significantly in recent periods. From 1994 to 1995, total revenues increased by 72.2% from $33.8 million to $58.2 million. Reflecting development of its infrastructure and expansion of its operations, the Company incurred losses of approximately $2.0 million and $4.0 million for these periods.



     During the three months ended March 31, 1996, the Company's net earnings before preferred stock dividends were approximately $1.1 million. The Company's first quarter of each year has historically been one of its most profitable and may not necessarily be indicative of results to be expected for the rest of the year. The Company's total revenues for the first quarter of 1996 were $19.4 million, including $15.1 million on the sale of more than 2,000 used cars, and $3.6 million in finance income. Revenues also included a gain of approximately $540,000 on the sale of receivables pursuant to a newly instituted securitization program. In addition, the Company purchased more than 1,200 contracts from Third Party Dealers with an aggregate principal balance of $7.2 million during the quarter. The combined principal balance of the Company's dealership and third party dealer contract portfolios as of March 31, 1996 was $46.3 million.


OVERVIEW OF USED CAR SALES AND FINANCE INDUSTRY


     Used Car Sales. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The market for used car sales in the United States is significant and has steadily increased over the past five years. The Company believes that the factors that have led to growth in this industry include substantial increases in new car prices, which have made vehicles less affordable to the average consumer relative to used cars, the greater reliability and durability of used cars resulting from the production of higher quality cars, and the increasing number of vehicles coming off-lease in recent years. Many analysts expect these trends to continue, leading to further expansion of the used car sales market.


     The used car sales industry is highly fragmented and, traditionally, sales to customers have occurred through franchised and independent dealerships owned by individuals, families, and small groups. According to industry sources, there are over 23,000 franchised and 63,000 independent used car dealership locations in the United States. Used car sales from franchised dealerships (or affiliated used-only car lots) accounted for approximately 51.4% of these sales, with the remaining 48.6% resulting from sales by independent dealerships. Approximately 675 independent used car dealerships are located in Arizona.

     The Company participates in the sub-prime segment of the independent used car sales and finance market. This segment is serviced primarily by Buy Here-Pay Here dealers that sell and finance sales of used cars to Sub-Prime Borrowers. Buy Here-Pay Here dealers typically offer their customers certain advantages over more traditional financing sources, such as expanded credit opportunities, flexible payment terms

(including prorating customer payments due within one month into several smaller payments and scheduling payments to coincide with a customer's pay days), and the ability to make payments in person, an important feature to many Sub-Prime Borrowers who may not have checking accounts or are otherwise unable to make payments by the due date through use of the mail because of the timing of paychecks.


     Recently, the growth of the used car sales and finance market has attracted significant attention from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., Driver's Mart, and CarChoice, which have entered the used car sales business or announced plans to develop large used car sales operations. The Company believes that these companies are attracted by the relatively high gross margins that can be earned in this business and the lack of consolidation in this market. None of these companies have indicated an intention to focus on the Buy Here-Pay Here segment.

     Used Car Financing. The automobile financing industry is the third-largest consumer finance market in the country, after mortgage debt and credit card revolving debt, with more than $350 billion in contracts on new and used cars originated in 1995. The sub-prime segment of this industry accounted for approximately $50 billion of the overall market. Growth in automobile financing has been fueled by the increasing prices of both new and used cars, which has forced greater numbers of purchasers to seek financing when purchasing a car. This industry is served by such traditional lending sources as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Buy Here-Pay Here dealers. In general, the industry is categorized according to the type of car sold (new versus used) and the credit characteristics of the borrower. With respect to the borrowers, finance companies classify such individuals according to the following generalized criteria:

     - An "A" credit or "prime" borrower is a person who has a long credit history with no defaults, has been employed in the same job for a period of at least 18 months, and can easily finance a new car purchase through a bank, a captive finance subsidiary of an automobile manufacturer, or an independent finance company.

     - A "B" credit or "non-prime" borrower is a person who has a substantial credit history that includes late payments, an inconsistent employment history, or significant or unresolved problems with credit in the past. To finance a used car purchase, this borrower will generally not be able to obtain a loan from a captive finance subsidiary or a bank, and will have to obtain financing from an independent finance company that lends into this market category.

     - A "C" credit or "sub-prime" borrower generally has little or no credit history or a credit history characterized by consistently late payments and sporadic employment. Like "B" credit borrowers, "C" credit borrowers generally are not able to obtain a loan from a captive finance subsidiary or a bank, and have to obtain financing from an independent finance company that lends into this market category.

     - A "D" credit borrower is also referred to as a "sub-prime" borrower. These persons, however, in addition to having an unfavorable employment history, have also experienced debt charge offs, foreclosures, or personal bankruptcy. In purchasing a car, this borrower's only choice is to obtain financing from an independent finance company or Buy Here-Pay Here lot.

     As with its sales operations, the Company's finance operations are directed to the sub-prime segment of the market. In particular, the finance operations of Company Dealerships are directed toward Sub-Prime Borrowers classified in the "C" and "D" categories, while its Third Party Dealer finance operations are generally directed to "C" credit borrowers. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to the sub-prime consumer finance market. The Company believes traditional lenders avoid this market because of its high credit risk and the associated collection efforts.


     The industry statistical information presented herein is derived from information provided to the Company by CNW Marketing/Research of Bandon, Oregon.

BUSINESS STRATEGY

     The Company's primary objective is to increase income from its used car sales and financing operations through the application of a comprehensive business strategy combining various operating, marketing, and growth objectives.


     Company Dealership Operations. The Company distinguishes its direct sales and financing operations from typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. In addition, the Company has developed flexible underwriting guidelines and techniques, which combine established underwriting criteria with managerial discretion, to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts. See "-- Company Dealership Operations."


     Company Dealership Marketing Strategy. The Company has designed and implemented a marketing program that promotes its image as a professional, yet approachable, operation, in contrast to the generally unfavorable public image of typical Buy Here-Pay Here dealers. The Company's advertising employs its widely recognized duck mascot and logo in television, radio, and billboard advertisements and features its multiple locations, wide selection of quality used cars, and ability to finance most Sub-Prime Borrowers. The Company has also implemented innovative marketing programs that are designed to attract Sub-Prime Borrowers by assisting them in reestablishing their credit, offering incentives for timely payment on contracts, and promoting customer loyalty. The Company believes that these programs have enabled it to create brand name awareness in its target market. See "-- Company Dealership Operations -- Advertising and Marketing."

     Third Party Operations. The Company has leveraged the contract servicing experience and capabilities it acquired through its Company Dealership activities by purchasing and servicing contracts originated by Third Party Dealers. The Company hires experienced branch managers having existing relationships with Third Party Dealers. The Company's branch managers have an average of approximately 12 years of experience in the sub-prime automobile finance industry. The Company also continually evaluates expansion into additional geographic areas with Third Party Dealers whose contracts meet the Company's underwriting standards. The Company expects that contracts purchased from Third Party Dealers will make up an increasingly greater percentage of its total contract portfolio. See "-- Third Party Dealer Operations."


     Growth Strategy. Since commencing its used car sales and financing operations in 1992, the Company has pursued an aggressive growth strategy through both internal development and acquisition. As of April 15, 1996, the Company had developed or acquired seven Company Dealerships (excluding two others which it has subsequently closed) and, since 1994, had opened eleven Branch Offices (five in Arizona, two in Indiana, two in Colorado, one in Florida, and one in Nevada). These Branch Offices service the more than 300 Third Party Dealers with whom the Company currently has dealer agreements. The Company intends to leverage its management team, collection facilities, and computer networks and proprietary software to grow its Company Dealership and Third Party Dealer activities, both in Arizona and in other geographic locales. Over the next two years, the Company anticipates developing or acquiring approximately five additional Company Dealerships and opening 15 to 20 additional Branch Offices in various states, and also expects to add up to 300 Third Party Dealers to its dealer network. See "-- Expansion Plans and Acquisition Opportunities."


COMPANY DEALERSHIP OPERATIONS

     Company Dealership operations include the retail sale of used cars and the underwriting, financing, and servicing of contracts originated from such sales. The Company's total revenues from its Company Dealership operations were $15.6 million, $32.5 million, and $56.1 million ($46.6 million excluding sales at the Gilbert Dealership) for fiscal years 1993, 1994, and 1995, respectively. See "Selected Consolidated Financial Data."

     Retail Car Sales. The Company operates a chain of seven used car dealerships serving the Phoenix and Tucson, Arizona metropolitan areas. The Company distinguishes its direct sales and financing operations from those of typical Buy Here-Pay Here dealers through its network of multiple locations, upgraded facilities, large inventories of used cars, centralized purchasing, value-added marketing programs, and dedication to customer service. All Company Dealerships are located in high visibility, high traffic commercial areas, and generally are newer and cleaner in appearance than other Buy Here-Pay Here dealers, which helps promote the Company's image as a friendly and reputable business. The Company believes that these factors, coupled with its widespread brand name recognition (achieved through extensive promotion of its duck mascot and logo), enable it to attract customers who might otherwise visit another Buy Here-Pay Here dealer.

     Each Company Dealership maintains an extensive inventory of 100 to 300 used cars and features a broad selection of makes and models (with ages generally ranging from 5 to 10 years) and a range of sale prices, all of which enables the Company to meet the tastes and budgets of a broad range of potential customers. The Company acquires its inventory from new or late-model used car dealers, used car wholesalers, used car auctions, and customer trade-ins, as well as from repossessions. The Company's size enables it to cut inventory costs by making volume purchases for all Company Dealerships. In making its purchases, the Company takes into account each car's retail value and the costs of buying, reconditioning, and delivering the car for resale. After purchase, cars are delivered to the individual dealerships, where they are inspected and reconditioned for sale. Although the prices of used cars are subject to market variance, the Company does not believe that it will encounter significant difficulty in maintaining its current inventory levels.

     The average sales price per car at Company Dealerships was $7,117 for the three months ended March 31, 1996, and $6,065 for the fiscal year ended December 31, 1995 (exclusive of sales at the Company's Gilbert Dealership). Customer down payments during these periods averaged 10% to 15% of the purchase price. The Company typically finances the balance of the purchase price at a fixed interest rate of 29.9% over periods ranging from 18 to 36 months. Company Dealerships use a standardized sales contract. The Company sells cars on an "as is" basis, and requires its customers to sign an agreement at the date of sale releasing the Company from any obligation with respect to vehicle-related problems that subsequently occur.

     Used Car Financing. The Company finances sales by Company Dealerships through retail installment contracts which the Company services. Subject to the discretion of its sales managers, potential customers must meet the Company's underwriting guidelines, referred to as minimum deal standards, before the Company will agree to finance the purchase of a car. The Company created these minimum deal standards to control its exposure to credit risk while providing its sales managers with sufficient flexibility to consummate sales when appropriate. In connection with each sale, customers are required to complete a credit application. Company personnel analyze and verify the application, which contains employment and residence histories, income information, and references, as well as the customer's personal cash flow statement (taking into account the completion of the sale), credit bureau reports, and other information regarding the customer's credit history.


     The Company's credit underwriting process takes into account the ability of its managers and other sales employees, who have extensive experience, to make sound judgments regarding the extension of credit to Sub-Prime Borrowers and to personalize financing terms to meet the needs of individual customers. For example, contract payments may be scheduled to coincide with the customer's pay days, whether weekly, biweekly, semi-monthly, or monthly. In addition, each manager makes credit approvals only after a "face-to-face" interview with the potential customer in which the manager gains firsthand information regarding the customer's financial situation, sources of income, and past credit problems. The Company believes that its customers value the expanded credit opportunities that such flexibility provides and, consequently, will pay a higher price for their cars. The Company believes that the higher prices it charges are necessary to fund the high rate of credit losses incurred as a result of financing Sub-Prime Borrowers. To the extent the Company were unable to charge such higher prices or otherwise obtain acceptable margins, its results of operations would be adversely affected.


     Subsequent to each sale, all finance transactions are "audited" by the Company's corporate staff and reviewed for compliance with minimum deal standards. To the extent such audits reveal non-compliance with minimum deal standards, such non-compliance is discussed with dealership management and, where appropriate, remedial action against the responsible manager, ranging from oral or written reprimands to termination, is taken.


     The Company's use of wide area and local area networks, which feature its proprietary software, enables it to service large volumes of contracts from its centralized servicing facilities while allowing the customer the flexibility to make payments at and otherwise deal with the individual dealerships. In addition, the Company has developed comprehensive databases and sophisticated management tools, including static pool analysis, to analyze customer payment history and contract performance and to monitor underwriting effectiveness.

     The Company reserves a percentage of the principal balance of each contract originated by a Company Dealership for future credit losses, recording this amount as a direct charge to expense through its Provision for Credit Losses, which increases the Allowance for Credit Losses. The size of this Allowance, which as of March 31, 1996 averaged 23% of the total outstanding principal balance of all contracts originated by Company Dealerships, reflects the credit risk presented by the customers of Company Dealerships, the relatively low wholesale value of the cars securing the contracts, and the generally high margins earned by Company Dealerships on sales of used cars. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Provision for Credit Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses."

     At December 31, 1994 and 1995, the Company serviced approximately $19.9 million and $34.2 million, respectively, in contracts originated by Company Dealerships.

     Advertising and Marketing. The Company believes that it maintains the largest advertising budget of any single independent dealer in Arizona. In general, the Company's advertising campaigns emphasize its multiple locations, wide selection of quality used cars, and ability to provide financing to most Sub-Prime Borrowers. The Company's advertising campaign revolves around a series of television commercials that feature the Company's animated duck mascot, as well as complementary radio, billboard, and print advertisements. The Company believes that its marketing approach creates brand name recognition and promotes its image as a professional, yet approachable, business, in contrast to the lack of name recognition and generally unfavorable public image of many Buy Here-Pay Here dealers. The Company believes that its advertising has helped establish it as the most widely recognized Buy Here-Pay Here dealership network in Arizona.

     A primary focus of the Company's marketing strategy is its ability to finance consumers with poor credit histories. Under the slogan "Ugly Duckling Car Sales -- Putting You on the Road to Good Credit," the Company has initiated innovative marketing programs designed to attract Sub-Prime Borrowers, assist such customers in reestablishing their credit, reward those customers who pay on time, develop customer loyalty, and increase referral and repeat business. Among these programs are:

     - The Down Payment Back Program. This program encourages customers to make timely payments on their contracts by enabling them to receive a refund of their initial down payment (typically representing 10-15% of the initial purchase price of the car) at the end of the contract term if all (or, in some cases, substantially all) payments have been made by the scheduled due date.

     - The Income Tax Refund Program. During the first quarter of each year, the Company offers assistance to customers in the preparation of their income tax returns, including forwarding customers' tax information to a designated preparer, paying the preparation fee, and, if there is a forthcoming tax refund, crediting such refund toward the required down payment. This program enables customers to purchase cars without having to wait to receive their income tax refund.

     - Secured $250 Visa Card Program. The Company has implemented a program pursuant to which the Company arranges for qualified applicants to obtain a Visa credit card secured by a $250 deposit paid by the Company to the credit card company. This program offers otherwise unqualified customers the chance to obtain the convenience of a credit card and rebuild their credit records.

     The Company also utilizes various telemarketing programs. For example, potential customers are contacted within several days of their visit to a Company Dealership to follow up on leads and obtain information regarding their experience while at a Company Dealership. In addition, customers with satisfactory payment histories are contacted several months before contract maturity and are offered an opportunity to purchase another vehicle with a nominal down payment requirement. The Company also maintains a loan-by-phone program utilizing its toll-free telephone number of 1-800-THE-DUCK.

     Sales Personnel and Compensation. Each Company Dealership is run by a general manager who has complete responsibility for the operations of the dealership facility, including final approval of sales and contract originations, inventory maintenance, the appearance and condition of the facility, and the hiring, training, and performance of Company Dealership employees. In addition to the general manager, the Company typically staffs each dealership with, among others, up to three sales managers, an office manager, a lot supervisor, five to twelve salespersons, and several mechanics.

     The Company trains its managers to be contract underwriters. The Company pays its managers a base salary and allows them to earn bonuses based upon a variety of factors, including the overall performance of the contract portfolio originated. Although sales persons are paid on commission, each sale must be underwritten and approved by a manager. By giving its managers a strong incentive to underwrite quality contracts, the Company believes that it can maintain its current level of credit losses while continuing to achieve significant growth in sales revenue.

THIRD PARTY DEALER OPERATIONS

     In 1994, the Company acquired Champion Financial Services, Inc., an independent automobile finance company, primarily for its management expertise and contract servicing software and systems. Champion had a portfolio of approximately $1.9 million in sub-prime contracts averaging approximately $2,000 in principal amount. For the balance of 1994, the Company purchased an additional $1.7 million in contracts.

     In April 1995, the Company initiated an aggressive plan for purchasing contracts from Third Party Dealers and by April 15, 1996 had opened eleven Branch Offices serving over 300 Third Party Dealers. The Company has hired experienced branch managers having existing relationships with Third Party Dealers and opened Branch Offices near its Third Party Dealers to better service their needs. The Company services the Third Party Dealer contract portfolio from its centralized collection and servicing centers. The expansion of its Third Party Dealer network enabled the Company to leverage its existing infrastructure and increase its contract portfolio much more quickly than it could through the planned expansion of its Company Dealerships. The Company was also able to increase the socioeconomic and geographic diversity of its contract portfolio by purchasing higher quality contracts and contracts from areas where there are no Company Dealerships.

     The Company generally purchases contracts originated with customers that are superior in quality to those of Company Dealerships (i.e., customers who are "C" rated or higher). Consequently, its Third Party Dealer contracts generally present a reduced credit and collateral risk. The Company's total revenues from its Third Party Dealer operations were $700,000 and $1.8 million in fiscal years 1994 and 1995, respectively, and $1.1 million for the three months ended March 31, 1996. See "Selected Consolidated Financial Data."

     Third Party Dealer Financing. The Company purchases contracts from Third Party Dealers at a nonrefundable acquisition discount from the principal amount of the contract that generally ranges from 5% to 20%, and averages approximately 10%. The Company allocates the discount to the allowance for credit losses, which enables the Company to establish such allowance without having to record a provision for credit losses. The Company determines the appropriate discount needed on a contract-by-contract basis, taking into account, among other things, the principal amount of the contract in relation to the wholesale value of the underlying car and the credit risk presented by the particular customer. The Company generally will not purchase a contract from a Third Party Dealer if the discounted price exceeds 120% of the Kelly Blue Book wholesale value of the underlying car plus license and tax, although it will make exceptions on a contract-by-contract basis. If the Company cannot negotiate an appropriate discount, it will not purchase the contract.

     At December 31, 1994 and 1995, and March 31, 1996, the Company owned and serviced $1.6 million, $13.8 million, and $18.5 million in contracts, respectively, that were originated by Third Party Dealers. As of March 31, 1996, the Company had entered into dealer agreements with more than 300 Third Party Dealers as compared to approximately 20 at December 31, 1994.

     Branch Offices. As of April 15, 1996, the Company had established eleven Branch Offices in five states for the purpose of identifying, and purchasing contracts from, Third Party Dealers interested in affiliating with the Company. In opening a new office, the Company hires experienced branch managers having existing relationships with Third Party Dealers. The Company's branch managers have an average of approximately 12 years of experience in the sub-prime automobile finance industry. Upon the execution of a dealer agreement with a Third Party Dealer, Branch Office employees will introduce the dealer to the Company's systems and procedures. The Company provides uniform contract buying criteria as well as expedient application processing and funding. The Company expects its Branch Office employees to develop and maintain excellent relationships with its Third Party Dealers.

     Branch Office employees monitor and evaluate Third Party Dealer contracts for conformity to established policies and procedures. Selected finance transactions are examined each month and a written report on each Branch Office is prepared. Included in the report is an evaluation of Branch Office decisions and practices as well as the portfolio performance of individual Third Party Dealers. Branch Office management is notified and counseled with respect to variances from minimum deal standards that are found. Branch Office management monitors the first six months of contract performance. Substandard contract performance during this period is discussed with the Third Party Dealers.

COMPARISON OF CONTRACTS ORIGINATED AT COMPANY DEALERSHIPS AND THIRD PARTY
DEALERS

     The chart below compares the characteristics of the average contract originated by Company Dealerships and purchased from Third Party Dealers in December 1995:

                                                       COMPANY     THIRD PARTY
                                                       -------     -----------
    Principal amount of contract.....................  $ 6,260       $ 6,035
    Annual percentage rate...........................    29.7%         25.5%
    Loan term (months)...............................     35.9          34.8
    Total down payment...............................  $   851       $ 1,495
    Company cost or Third Party Dealer advance.......  $ 2,853       $ 5,470
    Blue book value..................................  $ 3,302       $ 5,185
    Model year.......................................     1987          1989
    Age of borrower..................................       35            35
    Annual income....................................  $24,165       $31,545
    Years at current residence.......................      5.2           3.3
    Years at current job.............................      3.6           3.1

     The Company expects that approximately 35% to 40% of Company Dealership contracts will ultimately default at some time prior to maturity. The aggregate principal balances of all Company Dealership contracts charged-off is estimated to be 30% of the original principal amount financed. Recoveries on the Company Dealership portfolio are expected to average approximately 33% of the principal balance charged-off, for a net loss of approximately 20% of the original principal amount financed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit
Losses -- Static Pool Analysis."

     The Company expects that approximately 25% of Third Party Dealer contracts will ultimately default at some time prior to maturity. The aggregate principal balances of all Third Party Dealer contracts charged-off is estimated to be 20% of the original principal amount financed. Recoveries on the Third Party Dealer portfolio are expected to average approximately 50% of the principal balance charged-off, for a net loss of approximately 10% of the original principal amount financed, which is the amount of the average acquisition discount included in the Company's Allowance for Credit Losses. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Allowance for Credit Losses -- Static Pool Analysis."

MONITORING AND COLLECTIONS

     The Company believes that its ability to minimize credit losses is due in great part to its sophisticated monitoring and collection systems which are used with respect to contracts originated by Company Dealerships and those purchased from Third Party Dealers.

     Upon the origination or purchase of a contract, Company personnel enter all terms of the contract into the Company's centralized computer system. The Company's monitoring and collections staff then utilizes the Company's proprietary collections software to monitor the performance of all of the contracts.

     Unlike most other used car dealerships with multiple locations or automobile finance companies, the Company permits its customers to make cash payments on their contracts in person at Company Dealerships or at the Company's collection facilities. Historically, cash payments account for over 40% of monthly contract receipts on the Company Dealership portfolio. The Company's computer technology enables it to process these payments on-line in real time and its internal procedures enable it to verify that cash receipts are deposited and credited to the appropriate accounts.

     The collections software provides the Company with, among other things, up-to-date activity reports, allowing immediate identification of customers whose accounts have become past due. In accordance with Company policy, collections personnel contact a customer with a past due account within three days of delinquency (or in the case of first payment delinquencies, within one day) to inquire as to the reasons for such delinquency and to suggest ways in which the customer can resolve the underlying problem, thereby enabling the customer to continue making payments and keep the car. The Company's early detection of a customer's delinquent status, as well as its commitment to working with its customers, allows it to identify and address payment problems quickly, thereby reducing the chance of credit loss. The successful results of this program are evidenced by the steady decline over the past several quarters in the average percentage of the Company's contracts that are delinquent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Allowance for Credit Losses -- Delinquencies."

     If the Company's efforts to work with a customer are unsuccessful and the customer becomes seriously delinquent, the Company will take the necessary steps to protect its collateral. Frequently, delinquent customers will recognize their inability to honor their contractual obligations and will work with the Company to coordinate a "voluntary repossession" of the car. For cases involving uncooperative customers, the Company retains independent firms to repossess the cars pursuant to prescribed legal procedures. Upon repossession and after a statutorily-mandated waiting period, the Company will recondition the car, if necessary, and sell it in the wholesale market or at retail through its Company Dealerships. The Company's statistics indicate that it recovers over 80% of the cars that it attempts to repossess, and that of these, approximately two-thirds are sold on a wholesale basis and the rest are sold through Company Dealerships. The Company's access to a retail outlet for its repossessed collateral lessens its credit losses and provides the Company with additional flexibility with respect to the disposal of the collateral. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION PLANS AND ACQUISITION OPPORTUNITIES


     The Company's business strategy calls for aggressive growth in both its Company Dealership and Third Party Dealer operations. Consistent with its historical practice, the Company intends to expand its operations through a combination of internal development and acquisitions. The Company anticipates that, during 1996 and 1997, it will develop or acquire approximately five Company Dealerships. The Company is in the process of opening a Company Dealership in Prescott, Arizona and other locations under consideration include Albuquerque, New Mexico, and Las Vegas, Nevada. The Company also intends to open 15 to 20 Branch Offices and significantly increase the number of Third Party Dealers under contract.


     The Company also intends to explore acquisition opportunities. Because the used car sales and financing market is highly fragmented, participants with access to sufficient funding have an opportunity to act as market consolidators. The Company believes its current management team, monitoring and collection operations, and corporate infrastructure are capable of supporting substantially larger operations. In addition, the Company believes that, with the improved capital base and access to capital resulting from this offering, it will have greater access to the financing required for its growth. With respect to Company Dealership operations, the Company intends to explore the acquisition of both single dealership locations and multiple dealership networks. In its Third Party Dealer operations, the Company reviews opportunities to acquire contract portfolios and independent finance companies.

COMPETITION

     Although the used car industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., Driver's Mart, and CarChoice, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised automobile dealers have increased their focus on the used car market as well. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market as well as the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company.

     The Company's targeted competition for its Company Dealerships are the numerous independent Buy Here-Pay Here dealers that sell and finance sales of used cars to Sub-Prime Borrowers. The Company distinguishes its direct sales and financing operations from those of typical Buy Here-Pay Here dealers by providing multiple locations, upgraded facilities, large inventories of used automobiles, centralized purchasing, value-added marketing programs, and dedication to customer service. In addition, the Company has developed flexible underwriting guidelines and techniques to facilitate rapid credit decisions, as well as an integrated, technology-based corporate infrastructure that enables the Company to monitor and service large volumes of contracts. The Company believes that it is the largest Buy Here-Pay Here dealer in Arizona. Of the numerous large companies that have entered the used car business, none have announced an intention to focus on the Buy Here-Pay Here segment.

     The sub-prime segment of the used car financing business is also highly fragmented and very competitive. In recent periods, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of used car retail installment contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices which the Company believes are not commensurate with the associated risk. In addition, there are numerous financial services companies serving, or capable of serving, this market. While traditional financial institutions, such as commercial banks, savings and loans, credit unions, and captive finance companies of major automobile manufacturers, have not consistently serviced Sub-Prime Borrowers, the high rates of return earned by companies involved in sub-prime financing have encouraged certain of these traditional institutions to enter, or contemplate entering, this market. Increased competition may cause downward pressure on the interest rate the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers. Such events would have a material adverse affect on the Company's profitability.

REGULATION, SUPERVISION, AND LICENSING

     The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

     The Company typically charges a fixed interest rate of 29.9% on the contracts originated at Company Dealerships while rates range from 21% to 29.9% on the Third Party Dealer contracts it purchases. Currently, all of the Company's used car sales activities are conducted in, and a majority of the contracts the Company services are originated in, the State of Arizona, which does not impose limits on the rate that a lender may charge. The Company has expanded, and will continue to expand, its operations into states that impose usury limits. The Company currently operates in Indiana and Colorado, each of which impose interest rate limits of 21%. The Company attempts to mitigate these rate restrictions by purchasing contracts originated in these states at a higher discount.

     The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

TRADEMARKS AND PROPRIETARY RIGHTS

     The Company has obtained federal trademark registrations on its duck mascot and logo, as well as the trade names "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," and "America's Second Car." These registrations are effective though 2002 and are renewable for additional terms of ten years. The Company grants its Ugly Duckling Rent-a-Car franchisees the limited right to use its duck mascot and logo in their used rental car operations. The Company has applied for a federal trademark registration for the slogan "Putting You On the Road to Good Credit," although there can be no assurances that such registration will be obtained.

     The Company licenses software from various third parties. It has also developed and copyrighted customized software to facilitate its sales and financing activities. Although the Company believes it takes appropriate measures to protect its proprietary rights and technology, there can be no assurance that such efforts will be successful. The Company believes it is in material compliance with all third party licensing requirements.

EMPLOYEES

     At March 31, 1996, the Company employed 425 persons, of which 46 were employed in the Company's executive and administrative offices, 216 were employed in its Company Dealership operations, 112 were employed in the Company's credit and collection activities, and 51 were employed in Third Party Dealer operations. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

PROPERTIES


     As of April 15, 1996, the Company leased 25 facilities. The Company's corporate headquarters are located in approximately 13,300 square feet of leased space in Phoenix, Arizona. This lease commenced in April 1996 and expires in August 2001. Of the Company's seven dealerships, six are leased from Verde Investments and one is leased from an unrelated third party. The principal lease on this latter facility expires in 1998 and the Company has a five year renewal option. The Company's other facilities at that date included three monitoring and collection facilities, two storage lots, one reconditioning facility, and eleven Branch Offices. Rent expense totaled $1.4 million and $2.4 million for 1994 and 1995, respectively, and $736,000 for the three months ended March 31, 1996. See "Recapitalization and Related Transactions" and "Certain Relationships and Related Transactions."


LEGAL PROCEEDINGS


     The Company sells its cars on an "as is" basis, and requires all customers to sign an agreement on the date of sale pursuant to which the Company disclaims any obligation for vehicle-related problems that subsequently occur. Although the Company believes that such disclaimers are enforceable under Arizona and other applicable law, there can be no assurance that they will be upheld in every instance. Despite obtaining these disclaimers, the Company, in the ordinary course of business, receives complaints from customers relating to such vehicle-related problems as well as alleged violations of federal and state consumer lending or other similar laws and regulations. While most of these complaints are made directly to the Company or to various consumer protection organizations, the Company is named occasionally as a defendant in civil suits filed by customers in state or local courts. There can be no assurance that the Company will not be a target of similar claims in the future. In the opinion of the Company, the ultimate disposition of these matters on an individual basis will not have a material adverse effect on the Company's financial position or results of operations. However, there can be no assurance in this regard.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information concerning the Company's current directors and executive officers, and persons nominated to become directors upon the closing of the offering, is set forth below:


                   NAME                     AGE         POSITION WITH THE COMPANY
- ------------------------------------------  ---     ----------------------------------
Ernest C. Garcia, II......................  39      Chairman of the Board and Chief
                                                    Executive Officer
Gregory B. Sullivan.......................  38      President and Chief Operating
                                                    Officer
Steven P. Johnson.........................  36      Senior Vice President and General
                                                    Counsel
Steven T. Darak...........................  48      Senior Vice President and Chief
                                                    Financial Officer
Scott A. Allen............................  40      Vice President -- Sales
Walter T. Vonsh...........................  53      Vice President -- Credit
Donald L. Addink..........................  46      Vice President -- Senior Analyst
Peter R. Fratt............................  38      Vice President -- Real Estate
Eric J. Splaver...........................  33      Corporate Controller
Robert J. Abrahams........................  69      Director-Nominee
Christopher D. Jennings...................  42      Director-Nominee
John N. MacDonough........................  52      Director-Nominee
Arturo R. Moreno..........................  49      Director-Nominee
Frank P. Willey...........................  42      Director-Nominee


     Ernest C. Garcia, II, has served as the Chairman of the Board and Chief Executive Officer of the Company since its founding in 1992, and served as President from 1992 to 1996. In 1990, Mr. Garcia founded Duck Ventures, Inc., currently a subsidiary of the Company, to buy the assets of the Ugly Duckling Rent-a-Car System. Since 1991, Mr. Garcia has served as President of Verde Investments, a real estate investment corporation that is also an affiliate of the Company. Prior to 1990, when he founded the Company, Mr. Garcia was involved in various real estate, securities, and banking ventures. See "Recapitalization and Related Transactions" and "Certain Relationships and Related Transactions."

     Gregory B. Sullivan was appointed President and Chief Operating Officer of the Company in February 1996 after serving as a consultant to the Company since 1995. Mr. Sullivan formerly served as President and principal stockholder of National Sports Games, Inc., an amusement game manufacturing company that he co-founded in 1989 and sold in 1994. Prior to 1989, Mr. Sullivan was involved in the securities industry and practiced law with a large Arizona firm. He is a member of the State Bar of Arizona.

     Steven P. Johnson has served as the Senior Vice President, Secretary, and General Counsel of the Company since its founding in 1992. Since 1991, Mr. Johnson has also served as the General Counsel of Verde Investments, an affiliate of the Company. Prior to 1991, Mr. Johnson practiced law in Tucson, Arizona. Mr. Johnson is licensed to practice law in Arizona and Colorado and is married to the sister of Mr. Garcia.

     Steven T. Darak has served as the Senior Vice President and Chief Financial Officer of the Company since 1995, having joined the Company in 1994 as Vice President and Chief Financial Officer. From 1989 to 1994, Mr. Darak owned and operated Champion Financial Services, Inc., a used car finance company that the Company acquired in early 1994. Prior to 1989, Mr. Darak served in various positions in the banking industry and in public accounting.

     Scott A. Allen has served as the Vice President -- Sales of the Company since 1994, having joined the Company in 1993 as a general manager of one of the Company Dealerships. From 1979 until joining the Company, Mr. Allen was a principal of Harris Mobile Home Sales, a manufactured housing sales and finance company.

     Walter T. Vonsh has served as the Vice President -- Credit of the Company since July 1995. Mr. Vonsh joined the Company in March 1995 as the President of Champion Financial Services, Inc., the Company's Third Party Dealer financing subsidiary, and also serves as the President of Champion Acceptance Corp. From 1992 to 1995, Mr. Vonsh served as a Regional Director for Mercury Finance Co., a consumer finance company. Prior to 1992, Mr. Vonsh was President of Gemini Leasing Corp., an equipment leasing company, and held various positions at other finance companies.

     Donald L. Addink has served as the Vice President -- Senior Analyst of the Company since 1995 and also serves as the Vice President of Verde Investments. From 1988 to 1995, Mr. Addink served as Executive Vice President of Pima Capital Co., a life insurance holding company. Prior to 1988, Mr. Addink served in various capacities with a variety of insurance companies. Mr. Addink is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

     Peter R. Fratt has served as Vice President -- Real Estate of the Company since October 1993. From 1989 to 1993, Mr. Fratt was an associate of CB Commercial Real Estate Services. Prior to that time, Mr. Fratt was involved in commercial real estate brokerage and investment.

     Eric J. Splaver has served as Corporate Controller of the Company since May 1994. From 1985 to 1994, Mr. Splaver worked as a certified public accountant with KPMG Peat Marwick LLP.


     Robert J. Abrahams has been nominated and has agreed to serve as a director of the Company upon the closing of the offering. Mr. Abrahams has served since 1988 as a consultant to the financing industry, including service as a consult to the Company from 1994 to 1995. From 1960 to 1988, Mr. Abrahams was an executive officer of Heller Financial, Inc., a finance company. Prior to joining Heller Financial, Inc., Mr. Abrahams co-founded Financial Acceptance Company in 1948. During 1995, Mr. Abrahams served as a consultant to the Company. Mr. Abrahams has agreed to serve as a member of the Audit Committee of the Board of Directors.



     Christopher D. Jennings has been nominated and has agreed to serve as a director of the Company upon the closing of the offering. Mr. Jennings has served as a managing director of Cruttenden Roth Incorporated, an investment banking firm that is the Representative of the several Underwriters of this offering, since 1995. From 1992 to 1994, Mr. Jennings served as a Managing Director of investment banking at Sutro & Co., an investment banking firm. Prior to 1992, Mr. Jennings served as a Senior Managing Director at Maiden Lane Associates, Ltd., a private equity fund. Prior to 1989, Mr. Jennings served in various positions with, among others, Dean Witter Reynolds, Inc. and Warburg Paribas Becker, Inc., both of which are investment banking firms.



     John N. MacDonough has been nominated and has agreed to serve as a director of the Company upon the closing of the offering. Mr. MacDonough has served as Chairman and Chief Executive Officer of Miller Brewing Company, a brewer and marketer of beer, since 1993, having previously served from 1992 to 1993 as President and Chief Operating Officer. Prior to 1992, Mr. MacDonough was employed in various positions at Anheuser Busch, Inc., also a brewer and marketer of beer. Mr. MacDonough is married to the sister of Mr. Sullivan.



     Arturo R. Moreno has been nominated and has agreed to serve as a director of the Company upon the closing of the offering. Mr. Moreno has served as the President and Chief Executive Officer of Outdoor Systems Advertising, Inc., one of the largest outdoor media companies in the United States, since 1984. Prior to 1984, Mr. Moreno held various executive positions in the outdoor advertising industry. Mr. Moreno has agreed to serve as a member of the Audit Committee of the Board of Directors.


     Frank P. Willey has been nominated and has agreed to serve as a director of the Company upon the closing of the offering. Mr. Willey has served as the President of Fidelity National Financial, Inc., one of the nation's largest title insurance underwriters, since January 1995. From 1984 to 1995, Mr. Willey served as the Executive Vice President and General Counsel of Fidelity National Title. Mr. Willey is also a director of CKE Restaurants, Inc., an operator of various quick-service restaurant chains.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS


     In March 1987, Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and principal stockholder, obtained $20 million in financing from Lincoln Savings and Loan Association ("Lincoln") to repurchase stock in his real estate development company held by a corporate investor. Subsequently, Mr. Garcia agreed to facilitate the purchase of certain land from a Lincoln subsidiary. The two transactions closed simultaneously. Soon thereafter, Lincoln was placed into receivership and federal regulators from the RTC and other government agencies began investigating numerous transactions involving Lincoln and a variety of third parties, including Mr. Garcia.



     Upon being notified of the RTC's investigation, Mr. Garcia met voluntarily with RTC investigators, without counsel, for several months and provided full disclosure concerning the details of his dealings with Lincoln. Nearly one year later, the RTC asserted that the financing transaction and the land transaction, though documented separately, were linked and that, as a result of the transaction, Lincoln improperly recorded a gain in violation of certain accounting rules applicable to Lincoln. As a result, in October 1990, the United States, on behalf of the RTC, informed Mr. Garcia that it intended to charge him with bank fraud. Mr. Garcia was never indicted for his role in the transaction, but, facing severe financial pressures, agreed to plead guilty to one count of bank fraud.



     Prior to his sentencing in 1993, the RTC submitted a letter to the United States District Court for the Central District of California urging that the court take favorable account of Mr. Garcia's relative responsibility and culpability, as well as his timely and honest cooperation, in determining an appropriate sentence. In this letter, the RTC stated its belief that the chief executive officer of Lincoln's parent company, Charles A. Keating, Jr., not Mr. Garcia, devised the transaction and that Mr. Garcia was not even aware of the existence of Mr. Keating's illegal schemes and had no reason to believe that the transaction would enable Mr. Keating to defraud Lincoln. The RTC letter also noted Mr. Garcia's extensive cooperation with federal investigators, which began prior to the time he was charged and continued until his sentencing. In December 1993, the court, following the RTC's recommendation, sentenced Mr. Garcia to three years of probation and fined him $50 (the minimum fine that the court could assess). Under the terms of the probation, Mr. Garcia was barred from affiliating in any way with a federally insured banking institution without prior approval. Mr. Garcia's probation is scheduled to be lifted in December 1996.



     In connection with the criminal action, the RTC filed a civil suit against Mr. Garcia, which the parties settled after Mr. Garcia agreed to cooperate fully with the RTC in its investigation and prosecution of Lincoln-related matters. Pursuant to the terms of his settlement agreement, and in light of Mr. Garcia's cooperation, the RTC released Mr. Garcia from civil liability. Also in connection with this action, the Securities and Exchange Commission commenced civil and administrative actions against Mr. Garcia. Without admitting or denying any of the Commission's allegations, Mr. Garcia consented to a court order permanently enjoining him and his affiliates from violating the federal securities laws and to a Commission order barring him (with a right to reapply upon the cessation of his probation) from associating in any capacity with any broker, dealer, municipal securities dealer, investment adviser, or investment company.



     As a result of a decline in the Arizona real estate market in the late 1980s, changes in the tax laws affecting real estate, and the 1987 stock market crash, in April 1990 various businesses controlled by Mr. Garcia filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). All of these reorganization proceedings were successfully concluded by 1993. Many of the obligations of Mr. Garcia's businesses were personally guaranteed by Mr. Garcia and his wife. As a result, Mr. Garcia and his wife filed a petition under Chapter 7 of the Bankruptcy Code in 1990, which was discharged in October 1991.

SUMMARY OF EXECUTIVE COMPENSATION

     The table below sets forth information concerning the annual and long-term compensation for services rendered in all capacities to the Company during the fiscal year ended December 31, 1995, of those persons who were, at December 31, 1995: (i) the chief executive officer of the Company and (ii) the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 (the "Named Executive Officers"):

                                                                          LONG TERM
                                                        ANNUAL          COMPENSATION
                                                     COMPENSATION       -------------
                                                  ------------------     SECURITIES      ALL OTHER
                    NAME AND                      SALARY      BONUS      UNDERLYING     COMPENSATION
               PRINCIPAL POSITION                   ($)        ($)      OPTIONS(#)(1)      ($)(2)
- ------------------------------------------------  -------    -------    -------------   ------------
Ernest C. Garcia, II............................  100,000         --            --           201
Chairman and Chief Executive Officer
Steven P. Johnson...............................  100,000         --            --           177
Senior Vice President and General Counsel
Steven T. Darak.................................  100,000    100,000            --            --
Senior Vice President and Chief Financial
  Officer
Scott A. Allen..................................  100,000    100,000       116,000           187
Vice President -- Sales

- ---------------

(1) The amounts in this column represent outstanding stock options granted pursuant to the Company's Long-Term Incentive Plan. See "-- Long-Term Incentive Plan."

(2) The amounts shown in this column represent the dollar value of 401(k) plan contributions made by the Company for the benefit of the Named Executive Officers. See "-- 401(k) Plan."

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted pursuant to the Company's Long-Term Incentive Plan during the fiscal year ended December 31, 1995, to the Named Executive Officers:

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                           PERCENT OF                                     ANNUAL RATES OF
                             NUMBER OF       TOTAL                                          STOCK PRICE
                            SECURITIES      OPTIONS                                      APPRECIATION FOR
                            UNDERLYING     GRANTED TO       EXERCISE                      OPTION TERM(3)
                              OPTIONS     EMPLOYEES IN     PRICE PER      EXPIRATION   ---------------------
           NAME             GRANTED(#)(1) FISCAL YEAR    SHARE($/SH)(2)      DATE        5%($)      10%($)
- --------------------------  -----------   ------------   --------------   ----------   ---------   ---------
Ernest C. Garcia, II......         --           --              --                --          --          --
Steven P. Johnson.........         --           --              --                --          --          --
Steven T. Darak...........         --           --              --                --          --          --
Scott A. Allen............    116,000         26.3%           0.86          06/30/01   1,002,000   1,426,000

- ---------------

(1) Generally, options are subject to vesting over a five-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant.


(2) The exercise price of the options granted to Mr. Allen approximated the fair market value of the Common Stock on the date of grant, as determined by the Board of Directors of the Company.


(3) Gains are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder's continued employment with the Company throughout the vesting period. The amounts reflected in this table will not necessarily be achieved.

FISCAL YEAR END OPTION VALUES

     The following table sets forth information concerning the value of unexercised options held by the Named Executive Officers as of December 31, 1995. No Named Executive Officer exercised any options in 1995.


                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                           OPTIONS AT                    OPTIONS AT
                                                      FISCAL YEAR END(#)(1)         FISCAL YEAR END($)(2)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -------------------------------------------------  -----------   -------------   -----------   -------------
Ernest C. Garcia, II.............................         --             --              --             --
Steven P. Johnson................................         --             --              --             --
Steven T. Darak..................................         --             --              --             --
Scott A. Allen...................................         --        116,000              --      $ 683,240


- ---------------

(1) Generally, options are subject to vesting over a five-year period, with 20% of the options becoming exercisable on each successive anniversary of the date of grant.

(2) Assumes a market price for the Common Stock at December 31, 1995, equal to the assumed initial public offering price of $6.75 per share less the exercise price thereof.

LONG-TERM INCENTIVE PLAN


     In June 1995, the Company's stockholders approved the Ugly Duckling Corporation Long-Term Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant incentive stock options, non-qualified stock options, stock appreciation rights, performance shares, restricted stock, dividend equivalents, and other Common Stock-based awards to employees, consultants, and advisors of the Company. The Company believes that the Incentive Plan promotes the success and enhances the value of the Company by linking the personal interests of participants to those of the Company's stockholders and providing participants with an incentive for outstanding performance. The total number of shares of Common Stock available for awards under the Incentive Plan, as amended, is 800,000, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to the Company's total number of issued and outstanding shares of Common Stock.


     Following the offering, the Incentive Plan will be administered by the Board of Directors or a committee that is appointed by, and serves at the discretion of, the Board of Directors consisting of at least two nonemployee directors. The Board of Directors or the committee, as the case may be, will have the exclusive authority to administer the Incentive Plan, including the power to determine eligibility, the type and number of awards to be granted, and the terms and conditions of any award granted, including the price and timing of awards. As of the date of this Prospectus, the Company has granted options to purchase 443,120 shares of Common Stock to various of its employees. Generally, such options are subject to vesting over a five-year period, with 20% of the options becoming exercisable by the holder thereof on each successive anniversary date of the grant. The exercise price of the options granted to date is the fair market value of the Common Stock on the date of grant.

401(K) PLAN

     Under the Company's 401(k) plan, adopted in October 1995, eligible employees may direct that a portion of their compensation, up to a maximum of $9,240, be withheld by the Company and contributed to their account. All 401(k) plan contributions are placed in a trust fund to be invested by the 401(k) plan's trustee, except that the 401(k) plan may permit participants to direct the investment of their account balances among mutual or investment funds available under the plan. The 401(k) plan provides a matching contribution not to exceed 10% of a participant's contributions. Amounts contributed to participant accounts under the 401(k) plan and any earnings or interest accrued on the participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement, or termination of employment.

EMPLOYMENT CONTRACTS

     On January 1, 1996, the Company entered into a three-year employment agreement with Mr. Ernest C. Garcia, II, the Company's Chaiman and Chief Executive Officer. The agreement establishes Mr. Garcia's base salary for 1996 at $120,000 per year and provides a minimum ten-percent increase in the base salary each year throughout the term of the agreement. In addition, the agreement provides for the continuation of Mr. Garcia's base salary and certain benefits for a period of one year in the event Mr. Garcia is terminated by the Company without cause prior to that time. The agreement also contains confidentiality and non-compete covenants. The Company also has an employment agreement with Mr. Steven T. Darak, which sets his base salary at $100,000 per year and contains confidentiality and non-compete covenants. The agreement with Mr. Darak expired by its terms on December 31, 1995, and is currently in effect on a month-to-month basis.

COMMITTEES OF THE BOARD OF DIRECTORS


     Effective upon the closing of the offering, the Company will establish a Compensation Committee and an Audit Committee. The Compensation Committee, a majority of which will be independent directors, will review executive salaries and administer any bonus, incentive compensation, and stock option plans of the Company, including the Long-Term Incentive Plan. In addition, the Compensation Committee will consult with management of the Company regarding compensation policies and practices of the Company. The Audit Committee, which will consist of Messrs. Abrahams and Moreno, both of whom are independent directors, will review the professional services provided by the Company's independent auditors, the annual financial statements of the Company, and the Company's system of internal controls.


DIRECTOR FEES

     The Company's independent directors will be compensated $1,000 for attendance at meetings of the Board of Directors and at meetings of committees of the Board of Directors of which they are members, and will be reimbursed for reasonable travel expenses incurred in connection with attendance at each Board and committee meeting. In addition, upon the close of the offering, each independent director will receive Common Stock of the Company valued at $30,000 (4,444 shares each based upon an initial public offering price of $6.75 per share), which will be subject to vesting in equal annual increments over a three-year period. Directors who are also officers of the Company will not be compensated for their services as directors.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of April 15, 1996, the number and percentage of outstanding shares of Common Stock beneficially owned by: (i) each director and director-nominee of the Company; (ii) the Named Executive Officers of the Company; (iii) all directors, director-nominees, and executive officers of the Company as a group; and (iv) each beneficial owner of more than 5% of the outstanding Common Stock. To the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares, except to the extent that authority is shared by their respective spouses under applicable law.


                                                  SHARES BENEFICIALLY       SHARES BENEFICIALLY
                                                    OWNED PRIOR TO              OWNED AFTER
                                                      OFFERING(1)               OFFERING(1)
                                                 ---------------------     ---------------------
            NAME OF BENEFICIAL OWNER(2)           NUMBER       PERCENT      NUMBER       PERCENT
     ------------------------------------------  ---------     -------     ---------     -------
     Ernest C. Garcia, II......................  4,640,000       83.2      4,640,000       57.8
     SunAmerica Life Insurance Company(3)......         --         --        708,592        8.7
     Steven P. Johnson.........................    290,000        5.2        290,000        3.6
     Robert J. Abrahams(4).....................         --         --          4,444          *
     Christopher D. Jennings(4)................         --         --          4,444          *
     John N. MacDonough(4).....................         --         --          4,444          *
     Arturo R. Moreno(4).......................         --         --          4,444          *
     Frank P. Willey(4)........................         --         --          4,444          *
     Steven T. Darak...........................    232,000        4.2        232,000        2.9
     Scott A. Allen(5).........................    139,200        2.5        139,200        1.7
     All directors, director-nominees and
       executive
       officers as a group (15 persons)(6).....  5,417,200       97.1      5,439,420       67.8


- ---------------

*  Represents less than one percent of the outstanding Common Stock.

(1) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option, warrant, or right. Shares of Common Stock subject to options, warrants, or rights which are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options, warrants, or rights, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages are based upon 5,579,600 shares of Common Stock outstanding as of April 15, 1996, and 8,024,044 shares of Common Stock outstanding as of the close of the offering, respectively.


(2) Unless otherwise noted, the address of each of the listed stockholders is 2525 East Camelback Road, Suite 1150, Phoenix, Arizona 85016.



(3) The total for SunAmerica gives effect to the conversion by SunAmerica of $3 million of subordinated debt into Common Stock and the purchase by SunAmerica of $1 million of Common Stock in the offering (based on an assumed public offering price of $6.75). The total also includes 116,000 shares of Common Stock issuable upon the exercise of warrants to be issued to SunAmerica upon the close of the offering. The address of SunAmerica is 1 SunAmerica Center, Los Angeles, California 90067.


(4) The totals for Messrs. Abrahams, Jennings, MacDonough, Moreno, and Willey include 4,444 shares of Common Stock that each will receive upon their appointment to the Board of Directors at the close of the offering (assuming an initial public offering price of $6.75 per share). See "Management -- Director Fees."

(5) The total for Mr. Allen includes 23,200 shares subject to unexercised options that are exercisable on April 15, 1996 or within 60 days thereafter.

(6) The total for all directors, director-nominees, and executive officers as a group includes 22,220 shares of Common Stock issuable to the Company's independent directors upon the closing of the offering (assuming an initial public offering price of $6.75 per share).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Since its inception, the Company has maintained business relationships and engaged in certain transactions with the affiliated companies and parties described below. In the future, any transactions between the Company and its affiliated entities, executive officers, directors, or significant stockholders will require the approval of a majority of the independent directors of the Company and will be on terms that will be no less favorable to the Company than the Company could obtain from non-affiliated parties.


     As of March 31, 1996, the Company leased nine operating facilities owned by Verde Investments under operating leases, with one lease expiring in July 1998 and the remaining leases expiring in December 2008. Mr. Ernest C. Garcia, II, the Company's Chairman, Chief Executive Officer, and majority stockholder, is the President and sole stockholder of Verde Investments. These leases require the Company to make monthly base rent payments aggregating approximately $100,000, contain provisions for additional contingent rents, and have renewal options for periods ranging from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utilities. In connection with these leases, the Company has paid security deposits to Verde Investments totaling $364,000, which are included in other assets in the consolidated balance sheets of the Company as of March 31, 1996. Rents paid to Verde Investments pursuant to these leases totaled $235,000, $1.2 million, and $1.9 million during fiscal years 1993, 1994, and 1995, respectively, and $582,000 during the three months ended March 31, 1996. Upon the closing of the offering, Verde Investments has agreed to sell to the Company, subject to financing, those properties owned by Verde Investments and leased to the Company at the lower of $7.45 million or the appraised value (as determined by an independent third party), and, pending such sale, to lower the rents on such properties to an aggregate of $745,000 per year, which the Company believes approximates the financing costs to be incurred in connection with the purchase of such properties. In addition, Verde Investments has agreed to assign to the Company its leasehold interest in the two properties it sub-leases to the Company. These two transactions would have resulted in savings to the Company of approximately $730,000 for 1995 and $310,000 for the three months ended March 31, 1996. See "Recapitalization and Related Transactions."


     From time to time, the Company has borrowed money from Verde Investments on a subordinated basis, which amounts bear interest at a per annum rate of 18%, payable monthly. Immediately prior to the end of 1995, the aggregate amount outstanding under these subordinated notes was $24,553,000. At December 31, 1995, $10 million of this subordinated debt was converted into Preferred Stock of the Company. The Preferred Stock accrues a dividend of 12% annually, increasing one percent per year up to a maximum of 18%. In March 1996, the Company paid $553,000 in principal to Verde Investments, lowering the total amount of subordinated debt owed to Verde Investments to $14 million. Effective upon closing of the offering, Verde Investments has agreed to enter into a new subordinated note payable agreement that will lower the interest rate on the outstanding subordinated debt payable to Verde Investments from 18% to 10% per annum and that will require monthly payments of interest and annual principal payments of $2 million, with the note balance payable in full seven years after the date of the close of this offering. In addition, Verde Investments has agreed to lower the dividend rate on the Preferred Stock stock to 10% through the end of 1997, at which time the rate will be raised to 12%. See "Description of Capital Stock -- Preferred Stock."

     In January 1996, in connection with the sale of the Gilbert Dealership, the Company purchased the land for the Gilbert Dealership from Verde Investments for a total price of $750,000, which the Company believes approximated fair market value. Simultaneous with such purchase, the Company sold the land purchased from Verde Investments together with the dealership building and other improvements (which had been constructed by the Company) to a third party for $512,500 in cash and a promissory note in the principal amount of $1.2 million. The Company recognized a loss on the sale of $120,000, for which a reserve was established as of December 31, 1995.

     Mr. Christopher D. Jennings, a managing director of the Representative, has been nominated and has agreed to serve as a director of the Company upon the closing of the offering.

                          DESCRIPTION OF CAPITAL STOCK


     The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and Bylaws and the Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share. Immediately following the completion of this offering, 8,024,044 shares of Common Stock will be issued and outstanding (assuming no exercise of outstanding options or warrants), and 1,000,000 shares of Preferred Stock will be issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in any corporate assets remaining after payment of all debts, subject to any preferential rights of any outstanding Preferred Stock. See "Dividend Policy."

     Holders of Common Stock have no preemptive, conversion, or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, if issued, validly issued, fully paid, and nonassessable. As of the date of this Prospectus, there are ten holders of Common Stock.

PREFERRED STOCK

     The Board of Directors of the Company has the authority, without further action by the Company's stockholders, to issue from time to time up to 10,000,000 shares of Preferred Stock in one or more series and to fix the number of shares, designations, voting powers, preferences, optional and other special rights, and the restrictions or qualifications thereof. The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could: (i) decrease the amount of earnings and assets available for distribution to holders of Common Stock; (ii) adversely affect the rights and powers, including voting rights, of holders of Common Stock; and (iii) have the effect of delaying, deferring, or preventing a change in control of the Company.

     The Company's Certificate of Incorporation designates a series of Preferred Stock as the "Series A Preferred Stock." The series consists of 1,000,000 shares, $.001 par value per share, all of which were issued to Verde Investments on December 31, 1995, in exchange for $10 million of 18% subordinated debt. The Series A Preferred Stock is redeemable at any time by the Company upon 30 days' notice at the issuance price per share plus all accrued and unpaid dividends. Except as expressly provided in the Company's Certificate of Incorporation or by applicable law, shares of Series A Preferred Stock are not entitled to vote on matters submitted to a vote of the stockholders of the Company. The approval of 66 2/3% of the outstanding shares of Series A Preferred Stock, voting separately as a class, is necessary to, among other things, change the rights, preferences, or privileges of the shares of the Series A Preferred Stock or create any new class of stock having preference over or being on a parity with the shares of the Series A Preferred Stock as to distributions upon the liquidation, winding up, or dissolution of the Company. Cumulative dividends are payable quarterly out of funds legally available therefor at an annual rate of 12%, which rate increases one percent per year through 2002 at which point they reach their maximum rate of 18% per annum. If dividends for an entire calendar year have not been declared and paid within 30 days after the end of the calendar year, then until said dividends are paid, holders of Series A Preferred Stock are entitled to vote in the election of members of the Board of Directors of the Company. The Company is prohibited from paying dividends to holders of Common Stock unless all dividends on the Series A Preferred Stock have been paid or declared and a sum sufficient for the payment thereof set aside. In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Common Stock of the Company, an amount equal to the issuance price per share plus all accrued and unpaid dividends.

     At the closing of the offering, Verde Investments has agreed to lower the dividend rate on the Series A Preferred Stock to 10% through the end of 1997, at which time the rate will be raised to 12%. See "Recapitalization and Related Transactions."

OTHER SECURITIES


     Upon the closing of the offering, the Company will issue warrants to SunAmerica to purchase 116,000 shares of Common Stock at an exercise price per share equal to the initial public offering price. Other warrants will be issued to the Representative to purchase up to 150,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price. Options for 800,000 shares of Common Stock have been authorized for issuance under the Company's Long-Term Incentive Plan, as amended. See "Recapitalization and Related Transactions," "Underwriting," and "Management -- Long-Term Incentive Plan."



LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS



     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders;
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper benefit. The effect of the provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recision in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who is or was a director, officer, employee, or agent of the Company, or who is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or entity, against expenses, liabilities, and losses incurred by any such person by reason of the fact that such person is or was acting in such capacity. The Company has also obtained insurance on behalf of its directors and officers for any liability arising out of such person's actions in such capacity.


     The Company has entered into agreements to indemnify its directors and officers. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company, or any other company or enterprise to which such person provides services at the request of the Company. To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Certificate of Incorporation, such repeal or limitation may not be effective as to directors or officers who are parties to the indemnification agreements because their rights to full protection would be contractually assured by such agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company. The Company believes that the indemnification provisions in its Certificate of Incorporation and in the indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN BYLAW PROVISIONS


     The Company's Bylaws contain several provisions that regulate the nomination of directors and the submission of proposals in connection with stockholder meetings. The Company's Bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the Board of Directors at a stockholders meeting must give notice of any proposals not less than 30 days nor more than 90 days prior to the meeting and, in the case of nominations, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting, subject to certain exceptions. Such notice is required to contain certain information as set forth in the Bylaws. No business matter shall be transacted nor shall any person be eligible for election as a director of the Company unless proposed or nominated, as the case may be, in strict accordance with this procedure set forth in the Company's Bylaws.


     Although the Bylaws do not give the Board of Directors any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its stockholders. The Company's procedures with respect to all stockholder proposals and the nomination of directors will be conducted in accordance with
Section 14 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is Harris Trust Company of California, 601 S. Figueroa, Los Angeles, California 90017.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 8,024,044 shares of Common Stock. Of these shares, the 2,000,000 shares of Common Stock sold in the offering, plus any additional shares sold upon exercise of the Underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Commencing 180 days following the date of this Prospectus, 5,579,600 shares of Common Stock held by existing stockholders will become eligible for sale under Rule 144, subject to compliance with the volume limitations and other requirements of Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares for at least two years, including persons who may be deemed "affiliates" of the Company, as that term is defined under Rule 144, would be entitled to sell (in accordance with the provisions specified in the rule) within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of the Company's Common Stock (approximately 80,240 shares immediately following the offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. An "affiliate" of the Company or of a business it has acquired within two years by merger or share exchange may sell securities that are not "restricted" without regard to the period of beneficial ownership but subject to the volume limitations described above and other conditions of Rule 144. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company (and has not been at any time during the three months immediately preceding the sale) and who has beneficially owned his or her shares for at least three years, would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above, manner of sale provisions, notice requirements, or availability of public information.


     The Company and its directors, director-nominees, and officers have agreed with the Underwriters that, except in certain circumstances, they will not issue, offer to sell, sell, contract to sell, or otherwise dispose of any shares of Common Stock or any shares convertible or exchangeable into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. The Company does not intend to make a public announcement in the event the Representative consents to sales prior to the 180-day period expiring.


     Prior to this offering, there has been no public market for the Company's Common Stock and no prediction can be made of the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market could adversely affect prevailing market conditions and could impair the Company's future ability to raise capital through the sale of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") for whom Cruttenden Roth Incorporated is acting as Representative, have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                  NUMBER OF
                                UNDERWRITERS                        SHARES
                                ------------                      ---------
  Cruttenden Roth Incorporated................................

                                                                  ---------
                 Total........................................    2,000,000
                                                                  =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions, and letters from the Company and its respective counsel and the Company's independent certified public accountants. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the shares of Common Stock if any are purchased.

     The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of
$          per share. The Underwriters may allow, and such selected dealers may
reallow, a discount not in excess of $          per share to certain brokers and
dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representative. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted an option to the Underwriters, exercisable for a period of 45 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

     In connection with the offering, SunAmerica, a significant funding source for the Company, has agreed with the Representative to purchase, at the initial public offering price, $1 million of the Common Stock offered hereby.

     The Company has agreed to issue to the Representative, for a total of $1,500, warrants (the "Representative's Warrants") to purchase up to 150,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price. The Representative's Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus, and are not transferable for a period of one year except to officers of the Representative or any successor to the Representative. The holders of the Representative's Warrants will have no voting, dividend, or other stockholder rights until the Representative's Warrants are exercised. In addition, the Company has granted certain rights to the holders of the Representative's Warrants to register the Common Stock underlying the Representative's Warrants under the Securities Act.

     The Company has agreed to pay the Representative a non-accountable expense allowance equal to 3% of the aggregate Price to Public (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus for expenses in connection with this offering, of which the sum of $30,000 has been paid. The Representative's expenses in excess of such allowance will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess may be deemed to be compensation to the Representative.


     The Company has granted to the Representative a right of first refusal to manage or co-manage certain public offerings or private placements of the Company's debt or equity securities by the Company and certain stockholders. The right of first refusal terminates upon the first to occur of (i) the date the Company has completed two offerings that the Representative has declined, or
(ii) the second anniversary of the closing date of the sale of Common Stock offered by this Prospectus.


     The Representative has advised the Company that it does not expect any sales of the shares of Common Stock offered hereby to be made to discretionary accounts controlled by the Underwriters.

     Prior to this offering, there has been no established trading market for the Common Stock. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiation among the Company and the Representative. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial public offering price.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof. The Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Mr. Christopher D. Jennings, a managing director of the Representative, has been nominated and has agreed to serve as a director of the Company upon the closing of the offering.

                                 LEGAL MATTERS

     The validity of the shares offered hereby is being passed upon for the Company by Snell & Wilmer L.L.P, Phoenix, Arizona. Certain legal matters will be passed upon for the Underwriters by Squire, Sanders & Dempsey, Phoenix, Arizona.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1995, and for each of the three fiscal years in the period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the

Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission. The Registration Statement, including the exhibits thereto, may be examined without charge at the Commission's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of all or any part of the Registration Statement, including such exhibits thereto, may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     The Registration Statement and the reports and other information to be filed by the Company following the offering in accordance with the Securities and Exchange Act of 1934, as amended, can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such material may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the Commission.


     The Company intends to provide its stockholders with annual reports containing financial statements audited by independent auditors and quarterly reports for the first three fiscal quarters of each year containing unaudited summary consolidated financial information.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report..........................................................  F-2
Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995, and
     March 31, 1996 (unaudited).......................................................  F-3
  Consolidated Statements of Operations for the years ended December 31,
     1993, 1994, and 1995, and the three months ended March 31, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1993, 1994, and 1995, and the three months ended
     March 31, 1996 (unaudited).......................................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
     1993, 1994, and 1995, and the three months ended March 31, 1995 (unaudited)
     and 1996 (unaudited).............................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Ugly Duckling Corporation:

     We have audited the accompanying consolidated balance sheets of Ugly Duckling Corporation and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ugly Duckling Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Phoenix, Arizona
January 24, 1996, except as to Note 23,
which is as of April 24, 1996.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
           DECEMBER 31, 1994 AND 1995, AND MARCH 31, 1996 (UNAUDITED)

                                                                DECEMBER 31,
                                                          -------------------------    MARCH 31,
                                                             1994          1995          1996
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                          ASSETS
Cash and Cash Equivalents...............................  $   168,092   $ 1,419,043   $   663,979
Finance Receivables (notes 3 and 11):
  Principal Balances....................................   22,066,711    49,226,410    47,228,925
  Less: Allowance for Credit Losses.....................   (6,208,660)   (8,500,000)   (7,750,000)
                                                          -----------    ----------    ----------
        Finance Receivables, Net........................   15,858,051    40,726,410    39,478,925
                                                          -----------    ----------    ----------
Residual in Finance Receivables Sold (note 4)...........           --            --     2,645,419
Investments Held in Trust (note 5)......................           --            --       624,770
Note Receivable (note 6)................................           --            --     1,175,000
Inventory, at Cost (note 11)............................    4,848,685     6,328,973     6,205,028
Income Taxes Receivable (note 14).......................           --       850,300       432,958
Prepaid Expenses........................................      458,636       642,827       154,192
Property and Equipment Held for Sale (note 6)...........           --     1,086,020            --
Property and Equipment, Net (notes 7 and 11)............    5,974,579     7,797,155     7,900,188
Covenants Not to Compete and Trademarks, Net (note 8)...      628,855       269,246       253,402
Deferred Income Taxes (note 14).........................    1,374,000       925,000       925,000
Other Assets............................................      399,827       745,247     1,200,537
                                                          -----------    ----------    ----------
                                                          $29,710,725   $60,790,221   $61,659,398
                                                          ===========    ==========    ==========
       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Liabilities:
  Accounts Payable......................................  $   773,877   $   594,894   $ 1,319,521
  Accrued Expenses and Other Liabilities (note 9).......    1,380,630     4,574,134     4,934,406
  Income Taxes Payable (note 14)........................      133,700            --            --
  Obligations Under Capital Leases (note 10)............      383,592       982,754       916,357
  Note Payable (note 11)................................    9,942,147    32,201,329    31,839,050
  Convertible Note Payable (note 12)....................           --     3,000,000     3,000,000
  Subordinated Notes Payable (note 13)..................   18,290,916    14,552,804    14,000,000
                                                          -----------    ----------    ----------
     Total Liabilities..................................   30,904,862    55,905,915    56,009,334
                                                          -----------    ----------    ----------
Stockholders' Equity (Deficit) (notes 17 and 23):
Preferred Stock, $.001 Par Value; Authorized 10,000,000
  Shares; Zero and 1,000,000 and 1,000,000
  (unaudited)Shares Issued and Outstanding at December
  31,1994, 1995 and March 31, 1996, Respectively........           --    10,000,000    10,000,000
Common Stock, $.001 Par Value; Authorized 20,000,000
  Shares; 5,521,600, 5,579,600 and 5,579,600 (unaudited)
  Shares Issued and Outstanding at December 31, 1994,
  1995 and March 31, 1996, Respectively.................       77,000       127,000       127,000
Accumulated Deficit.....................................   (1,271,137)   (5,242,694)   (4,476,936)
                                                          -----------    ----------    ----------
     Total Stockholders' Equity (Deficit)...............   (1,194,137)    4,884,306     5,650,064
                                                          -----------    ----------    ----------
Commitments, Contingencies and Subsequent Events
  (notes 6, 16, 18, 19, and 23).........................
                                                          -----------    ----------    ----------
                                                          $29,710,725   $60,790,221   $61,659,398
                                                          ===========    ==========    ==========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND THREE MONTHS ENDED MARCH 31,
                1995 (UNAUDITED) AND MARCH 31, 1996 (UNAUDITED)


                                                             YEARS ENDED DECEMBER 31,           THREE MONTHS ENDED MARCH
                                                      ---------------------------------------              31,
                                                         1993          1994          1995       -------------------------
                                                      -----------   -----------   -----------      1995          1996
                                                                                                -----------   -----------
                                                                                                (UNAUDITED)   (UNAUDITED)
Dealership Revenues:
  Sales of Used Cars................................  $13,969,287   $27,768,095   $47,824,074   $ 9,683,175   $15,081,069
  Income on Finance Receivables.....................    1,628,628     4,739,348     8,227,360     1,564,375     2,490,300
  Gain on Sale of Finance Receivables...............           --            --            --            --       538,528
  Income on Residual in Finance Receivables Sold....           --            --            --            --       103,290
                                                                     ----------    ----------    ----------    ----------
                                                       15,597,915    32,507,443    56,051,434    11,247,550    18,213,187
                                                                     ----------    ----------    ----------    ----------
Cost of Dealership Revenues:
  Cost of Used Cars Sold............................    6,089,093    12,577,696    27,964,258     4,857,746     8,347,707
  Provision for Credit Losses (note 3)..............    3,291,620     8,139,791     8,359,585     2,060,271     2,606,112
                                                                     ----------    ----------    ----------    ----------
                                                        9,380,713    20,717,487    36,323,843     6,918,017    10,953,819
                                                                     ----------    ----------    ----------    ----------
    Net Revenues from Dealership Activities.........    6,217,202    11,789,956    19,727,591     4,329,533     7,259,368
Other Income:
  Servicing Income..................................           --            --            --            --        54,321
  Income on Third Party Finance Receivables.........           --       709,710     1,844,577       216,723     1,068,695
  Franchise Fees and Other Income (note 15).........      878,663       556,509       307,741        82,111        60,099
                                                                     ----------    ----------    ----------    ----------
                                                          878,663     1,266,219     2,152,318       298,834     1,183,115
                                                                     ----------    ----------    ----------    ----------
    Income before Operating Expenses................    7,095,865    13,056,175    21,879,909     4,628,367     8,442,483
Operating Expenses:
  Selling and Marketing.............................    1,292,773     2,401,998     3,855,771       750,630     1,041,004
  General and Administrative (note 16)..............    3,560,526     8,970,923    14,429,925     2,935,206     4,321,445
  Depreciation and Amortization.....................      191,311       481,152     1,018,047       186,519       331,614
  Amortization of Covenants (note 8)................      365,911       296,232       296,231        74,058            --
                                                                     ----------    ----------    ----------    ----------
                                                        5,410,521    12,150,305    19,599,974     3,946,413     5,694,063
                                                                     ----------    ----------    ----------    ----------
    Operating Income................................    1,685,344       905,870     2,279,935       681,954     2,748,420
Other Expenses:
  Interest on Subordinated Notes Payable (note
    13).............................................      677,625     2,568,738     3,491,673       792,339       631,383
  Interest, Other...................................      215,292       467,813     2,464,119       330,318     1,018,853
  Other, Net........................................       63,846       170,333       295,700        23,996        32,426
                                                                     ----------    ----------    ----------    ----------
                                                          956,763     3,206,884     6,251,492     1,146,653     1,682,662
                                                                     ----------    ----------    ----------    ----------
    Income (Loss) before Income Taxes...............      728,581    (2,301,014)   (3,971,557)     (464,699)    1,065,758
Income Tax Expense (Benefit) (note 14):.............       30,000      (333,626)           --            --            --
                                                                     ----------    ----------    ----------    ----------
    Net Earnings (Loss).............................  $   698,581   $(1,967,388)  $(3,971,557)  $  (464,699)  $ 1,065,758
    Preferred Stock Dividend........................           --            --            --            --      (300,000)
                                                                     ----------    ----------    ----------    ----------
    Net Earnings Available to Common Shares.........  $   698,581   $(1,967,388)  $(3,971,557)  $  (464,699)  $   765,758
                                                                     ==========    ==========    ==========    ==========
    Earnings (Loss) per Common Share................  $      0.14   $     (0.35)  $     (0.67)  $     (0.08)  $      0.13
                                                                     ==========    ==========    ==========    ==========
Weighted Average Common and Common
  Equivalent Shares Outstanding.....................    5,010,513     5,584,125     5,892,113     5,892,113     5,892,113
                                                                     ==========    ==========    ==========    ==========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND THREE MONTHS ENDED MARCH 31,
                                1996 (UNAUDITED)


                                                                                                RETAINED        TOTAL
                                                  SHARES                    AMOUNT              EARNINGS     STOCKHOLDERS'
                                          ----------------------    ----------------------    (ACCUMULATED      EQUITY
                                          PREFERRED     COMMON       PREFERRED     COMMON       DEFICIT)      (DEFICIT)
                                          ---------   ----------    -----------   --------    ------------   ------------
Balances at December 31, 1992...........         --    4,640,000    $        --   $  1,000    $     (2,330)  $     (1,330)
Net Earnings for the Year...............         --           --             --         --         698,581        698,581
                                          ---------    ---------    -----------    -------      ----------      ---------
Balances at December 31, 1993...........         --    4,640,000             --      1,000         696,251        697,251
Issuance of Common Stock for Purchase
  of Subsidiary (note 1 and 17).........         --      174,000             --     15,000              --         15,000
Issuance of Common Stock for Cash
  (note 17).............................         --      707,600             --     61,000              --         61,000
Net Loss for the Year...................         --           --             --         --      (1,967,388)    (1,967,388)
                                          ---------    ---------    -----------    -------      ----------      ---------
Balances at December 31, 1994...........         --    5,521,600             --     77,000      (1,271,137)    (1,194,137)
Issuance of Common Stock (note 17)......         --       58,000             --     50,000              --         50,000
Conversion of Subordinated Notes Payable
  to Preferred Stock (note 17)..........  1,000,000           --     10,000,000         --              --     10,000,000
Net Loss for the Year...................         --           --             --         --      (3,971,557)    (3,971,557)
                                          ---------    ---------    -----------    -------      ----------      ---------
Balances at December 31, 1995...........  1,000,000    5,579,600     10,000,000    127,000      (5,242,694)     4,884,306
Three Months Ended
  March 31, 1996 (Unaudited)
Preferred Stock Dividend................         --           --             --         --        (300,000)      (300,000)
Net Earnings for the Period.............         --           --             --         --       1,065,758      1,065,758
                                          ---------    ---------    -----------    -------      ----------      ---------
Balances at March 31, 1996
  (unaudited)...........................  1,000,000    5,579,600    $10,000,000   $127,000    $ (4,476,936)  $  5,650,064
                                          =========    =========    ===========    =======      ==========      =========


See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995, AND THREE MONTHS ENDED MARCH 31,
                              1995 (UNAUDITED) AND

                           MARCH 31, 1996 (UNAUDITED)

                                                                   DECEMBER 31,                     THREE MONTHS ENDED
                                                     ----------------------------------------           MARCH 31,
                                                        1993          1994           1995       --------------------------
                                                     ----------   ------------   ------------      1995           1996
                                                                                                -----------   ------------
                                                                                                (UNAUDITED)   (UNAUDITED)
Cash Flows from Operating Activities:
  Net Earnings (Loss)............................... $  698,581   $ (1,967,388)  $ (3,971,557)  $ (464,698 )  $  1,065,758
    Adjustments to Reconcile Net Earnings (Loss) to
      Net Cash Provided by Operating Activities:
    Provision for Credit Losses.....................  3,291,620      8,139,791      8,359,585    2,060,271       2,606,112
    Gain on Sale of Finance Receivables.............         --             --             --           --        (538,528)
  Compensation Expense Related to Sale of Common             --             --         45,000       45,000              --
    Stock...........................................
    Decrease (Increase) in Deferred Income Taxes....   (913,000)      (461,000)       449,000     (168,000 )            --
    Loss on Disposal of Property and Equipment......         --         20,221        123,781          381              --
    Depreciation and Amortization...................    557,222        777,384      1,314,278      260,577         331,614
    Minority Interest...............................      1,252          5,210             --           --              --
    Changes in Assets and Liabilities, Net of
      Effects from the Purchase of Champion
      Financial Services, Inc.:
    Decrease (Increase) in Inventory................ (1,081,130)    (3,098,247)    (1,500,288)     482,208         123,945
    Decrease (Increase) in Prepaid Expenses.........   (139,476)      (160,299)      (184,191)      96,801         488,635
    Increase in Other Assets........................   (281,347)      (134,483)      (345,420)     (21,692 )      (455,290)
    Increase in Accounts Payable, Accrued Expenses,     709,540      1,063,740      3,034,521      920,138       1,084,899
      and Other Liabilities.........................
    Increase (Decrease) in Income Taxes Receivable/     943,000       (809,300)      (984,000)      68,000         417,342
      Payable.......................................
                                                     ----------    -----------    -----------   ----------      ----------
         Net Cash Provided by Operating               3,786,262      3,375,629      6,340,709    3,278,986       5,124,487
           Activities...............................
                                                     ----------    -----------    -----------   ----------      ----------
Cash Flows from Investing Activities:
  Increase in Finance Receivables................... (8,621,895)   (14,992,896)   (33,227,944)  (5,660,755 )   (13,402,831)
  Proceeds from Sale of Finance Receivables.........         --             --             --           --       9,937,313
  Increase in Investments Held in Trust.............         --             --             --           --        (624,770)
  Increase in Notes Receivable......................    (82,341)            --             --           --              --
  Repayments of Notes Receivable....................     85,688        120,483             --           --          25,000
  Purchase of Property and Equipment                   (270,701)    (5,333,797)    (3,194,772)    (901,624 )      (532,783)
  Payment for Purchase of Inventory and Equipment...   (424,850)            --             --           --              --
  Purchase of Minority Interest of Subsidiary.......         --        (15,000)            --           --              --
  Payment for Purchase of Subsidiary, Net of Cash            --       (376,070)            --           --              --
    Acquired........................................
                                                     ----------    -----------    -----------   ----------      ----------
         Net Cash Used in Investing Activities...... (9,314,099)   (20,597,280)   (36,422,716)  (6,562,379 )    (4,598,071)
                                                     ----------    -----------    -----------   ----------      ----------
Cash Flows from Financing Activities:
  Increase in Deposit Liability.....................         --             --             --    2,250,000              --
  Repayments of Obligations Under Capital Leases....         --        (15,463)      (193,112)     (17,841 )       (66,397)
  Additions to Notes Payable........................         --      9,942,147     22,259,182    2,202,811              --
  Repayments of Notes Payable....................... (3,749,547)    (2,026,944)            --           --        (362,279)
  Addition to Convertible Note Payable..............         --             --      3,000,000           --              --
  Net Issuance (Repayment) of Subordinated Notes      8,941,055      9,349,861      6,261,888   (1,076,131 )      (552,804)
    Payable.........................................
  Preferred Stock Dividend Paid.....................         --             --             --           --        (300,000)
  Proceeds from Issuance of Common Stock............         --         61,000          5,000        5,000              --
                                                     ----------    -----------    -----------   ----------      ----------
         Net Cash Provided by (Used in) Financing     5,191,508     17,310,601     31,332,958    3,363,839      (1,281,480)
           Activities...............................
                                                     ----------    -----------    -----------   ----------      ----------
Net Increase (Decrease) in Cash and Cash               (336,329)        88,950      1,250,951       80,446        (755,064)
  Equivalents.......................................
Cash and Cash Equivalents at Beginning of Period....    415,471         79,142        168,092      168,092       1,419,043
                                                     ----------    -----------    -----------   ----------      ----------
Cash and Cash Equivalents at End of Period.......... $   79,142   $    168,092   $  1,419,043   $  248,538    $    663,979
                                                     ==========    ===========    ===========   ==========      ==========

See accompanying notes to Consolidated Financial Statements.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

    AND THE THREE MONTHS ENDED MARCH 31, 1995 (UNAUDITED) AND MARCH 31, 1996
                                  (UNAUDITED)


(1)  ORGANIZATION AND ACQUISITIONS


     Ugly Duckling Corporation, a Delaware corporation (the Company), was incorporated in April 1996 as the successor to Ugly Duckling Holdings, Inc.
(UDH), an Arizona corporation, formed in 1992. Contemporaneous with the formation of the Company, UDH was merged into the Company with each share of UDH's common stock exchanged for 1.16 shares of common stock in the Company and each share of UDH's preferred stock exchanged for one share of preferred stock in the Company under identical terms and conditions. The resulting effect of the merger was a recapitalization increasing the number of authorized shares of common stock to 20,000,000 and a 1.16-to-1 common stock split effective April 24, 1996 (note 23). The stockholders' equity section of the Consolidated Balance Sheets as of December 31, 1994, 1995 and March 31, 1996, reflects the number of authorized shares after giving effect to the merger and common stock split. The Company's majority stockholder is also the sole stockholder of Verde Holdings, Inc. and Verde Investments, Inc., affiliated entities under common control. The Company's subordinated debt (note 13) is held by, and the land for certain of its operating facilities is leased from, Verde Investments, Inc. (Verde) (note
16).



     As of March 31, 1996 (unaudited), the Company has twelve wholly owned subsidiaries: Duck Ventures, Inc.; Champion Acceptance Corporation (formerly Ugly Duckling Credit Corp.); Ugly Duckling Car Sales, Inc.; UDRAC, Inc. (rental car franchisor); Champion Financial Services, Inc.; UDRAC Rentals, Inc.; Ugly Duckling Franchising, Inc.; Drake Insurance Services, Inc.; Drake Insurance Agency, Inc.; Drake Casualty Insurance Inc.; Drake Life Insurance, Inc., and Champion Receivables Corp. (CRC). CRC is a special purpose corporation formed to accommodate the structure under which the Company sells its finance receivables.


     Verde Holdings, Inc. originally acquired Duck Ventures, Inc. and its subsidiaries (Ventures) from an unrelated entity in January 1992. The acquisition price was $1,530,000, which represented the net book value of Ventures plus an additional $716,373 for a covenant not to compete (note 8) and $580,855 for trademarks (note 8). No "goodwill" was recorded in connection with the acquisition. During December 1992, Verde Holdings, Inc. transferred the common stock of Ventures to UDH for a price of $2,913,000, representing the net book value of Ventures, in exchange for the assumption by UDH of notes payable to unrelated third parties of $1,375,000 and the issuance of a note payable to Verde Holdings, Inc. in the amount of $1,538,000. The assets were recorded at their historical cost basis in a manner similar to a pooling of interests because of the common ownership of UDH and Verde Holdings, Inc.. Subsequently, the notes became a component of the subordinated debt (note 13) when Verde acquired these notes, at face value, from Verde Holdings, Inc..

     During 1993, Ugly Duckling Car Sales, Inc. purchased from an unrelated entity the assets of a used car lot for $424,850 in cash. No liabilities were assumed in connection with the acquisition. The acquisition was recorded in accordance with the "purchase method" of accounting. The cost was allocated, based upon the estimated fair value of the assets on the acquisition date, as follows: $349,850 to inventory and $75,000 to property, equipment, and leasehold improvements.

     During 1994, Champion Acceptance Corporation (CAC) acquired from unrelated parties 100% of the common stock of Champion Financial Services, Inc. (CFS) for $420,886. CAC paid $125,886 in cash, $15,000 in common stock of UDH (174,000 shares), and financed the balance of $280,000, which was subsequently paid in full prior to December 31, 1994. The acquisition was recorded in accordance with the "purchase method" of accounting with the results of CFS being included in the accompanying statements of operations from the February 1, 1994 acquisition date. The purchase price approximated the fair value of the tangible net assets acquired.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if CFS had been acquired as of the beginning of the periods presented:

                                                         YEAR ENDED          YEAR ENDED
                                                      DECEMBER 31, 1993   DECEMBER 31, 1994
                                                      -----------------   -----------------
          Income on Third Party Finance
            Receivables...........................       $ 1,004,879         $   787,891
          Income (Loss) before Income Taxes.......         1,079,570          (2,283,825)
          Net Earnings (Loss).....................           930,234          (1,956,043)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Operations


     The Company, through its subsidiaries, owns and operates a sales finance company and used car sales lots, and is a franchiser of rental car operations. The Company's recently formed insurance companies will sell car casualty, credit life and disability insurance.


  Principles of Consolidation

     The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.


  Concentration of Credit Risk



     CAC and CFS provide sales finance services in connection with the sale of used cars to individuals residing primarily in the metropolitan areas of Phoenix and Tucson, Arizona. The Company operated two, three and three dealerships in the Tucson metropolitan area in 1993, 1994, and 1995, respectively; and three, five, and five dealerships in the Phoenix metropolitan area in 1993, 1994, and 1995, respectively (company dealerships). As of March 31, 1996, CFS maintains relationships with approximately 317 (unaudited) third party car dealers (third party dealers) in five states from whom it purchases sales finance contracts.


     Periodically during the year, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government.

  Cash Equivalents and Supplemental Statement of Cash Flow Information

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of demand deposit accounts.


     Interest paid totaled $921,892 during the year ended December 31, 1993; there were no income taxes paid during the year ended December 31, 1993. Interest paid totaled $3,030,778 during the year ended December 31, 1994; income taxes paid totaled $960,000 during the year ended December 31, 1994. Interest paid totaled $5,889,606 during the year ended December 31, 1995; income taxes paid totaled $535,000 during the year ended December 31, 1995. Interest paid totaled $850,675 (unaudited) during the period ended March 31, 1995; income taxes paid totaled $100,000 (unaudited) during the period ended March 31, 1995. Interest paid totaled $1,660,750 (unaudited) during the period ended March 31, 1996; there were no (unaudited) income taxes paid during the period ended March 31, 1996.



     During 1994, the Company purchased 100% of the common stock of CFS for $420,886. In connection with the acquisition, liabilities were assumed as follows:



        Fair Value of Assets Acquired....................................  $2,178,346
        Purchase Price of the Common Stock...............................    (420,886)
                                                                           ----------
        Liabilities Assumed..............................................  $1,757,460
                                                                            =========



     The Company entered into capital lease obligations totaling $399,055 and $792,274 for certain equipment during 1994 and 1995, respectively.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

  Revenue Recognition

     Income on finance receivables is recognized using the interest method. Direct loan origination costs related to contracts originated at the company dealerships are deferred and charged against finance income over the life of the related installment sales contract as an adjustment of yield. The accrual of interest is suspended if collection becomes doubtful and is resumed when the loan becomes current.

     Revenue from the sale of cars is recognized upon delivery, when the sales contract is signed and the agreed-upon down payment has been received.


     Franchise fees recorded by UDRAC, Inc. are accounted for in accordance with Statement of Financial Accounting Standards No. 45, "Accounting for Franchise Fee Revenue," issued by the Financial Accounting Standards Board. Initial franchise fees are recognized as revenue at the time of sale of the related franchise. Franchise fees, based on the franchise's sales, are recognized as earned.


  Gain on Sale of Finance Receivables and Income on Residual in Finance Receivables Sold

     In 1996, the Company initiated a securitization program under which it sells finance receivables to a trust which uses the finance receivables to create asset backed securities (certificates) which are remitted to the Company in consideration for the sale. The Company then sells senior certificate(s) to third party investors and retains subordinated certificate(s). In consideration of such sale, the Company receives cash proceeds from the sale of certificates collateralized by the finance receivables and the right to future cash flows under the subordinated certificates (residual in finance receivables sold, or residual) arising from those receivables to the extent not required to make payments on the senior certificates sold to a third party or to pay associated costs.

     Gains or losses are determined based upon the difference between the sales proceeds for the portion of finance receivables sold and the Company's recorded investment in the finance receivables sold. The Company allocates the recorded investment in the finance receivables between the portion of the finance receivables sold and the portion retained based on the relative fair values of those portions on the date of sale.

  Servicing Income

     Servicing income is recognized when earned. Servicing costs are charged to expense as incurred. In the event delinquencies and/or losses on the portfolio serviced exceed specified levels, the trustee may require the transfer of servicing of the portfolio to another servicer.

  Finance Receivables, Allowance for Credit Losses and Nonrefundable Acquisition Discount


     The Company originates installment sales contracts from its company dealerships and purchases contracts from third party dealers. Finance receivables consist of contractually scheduled payments from installment sales contracts net of unearned finance charges, accrued interest receivable, direct loan origination costs, and an allowance for credit losses, including nonrefundable acquisition discounts.


     Unearned finance charges represent the balance of finance income (interest) remaining from the capitalization of the total interest to be earned over the original term of the related installment sales contract. Direct loan origination costs represent the unamortized balance of costs incurred in the origination of contracts at the Company's dealerships.


     The Company follows the provisions of Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases."

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     An allowance for credit losses (allowance) is established by charging the provision for credit losses and the allocation of nonrefundable acquisition discount. For contracts generated by the company dealerships, the allowance is established by charging the provision for credit losses. Contracts purchased from third party dealers are generally purchased with a nonrefundable acquisition discount (discount). The discount is negotiated with third party dealers pursuant to a financing program that bases the discount on, among other things, the credit risk of the borrower and the amount to be financed in relation to the car's wholesale value. The discount is allocated between discount available for credit losses and discount available for accretion to interest income. The portion of discount allocated to the allowance is based upon historical performance and write-offs of contracts acquired from third party dealers, as well as the general creditworthiness of the borrowers and the wholesale value of the vehicle. The remaining discount, if any, is deferred and accreted to income using the interest method. To the extent that the discount is considered insufficient to absorb anticipated losses on the third party dealer portfolio, additions to the allowance are established through a charge to the provision for credit losses. The evaluation of the discount and allowance considers such factors as the performance of each third party dealer's loan portfolio, the Company's historical credit losses, the overall portfolio quality and delinquency status, the review of specific problem loans, the value of underlying collateral, and current economic conditions that may affect the borrower's ability to pay.


  Inventory

     Inventory consists of used vehicles held for sale and is valued at the lower of cost or market. Vehicle reconditioning costs are capitalized as a component of inventory cost. The cost of used vehicles sold is determined on a specific identification basis. Repossessed vehicles are valued at the lower of estimated net realizable value or the related loan balance.

  Property and Equipment


     Property and equipment are stated at cost. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets which range from three to ten years for equipment and thirty years for buildings. Leasehold and land improvements are amortized using straight-line and accelerated methods over the shorter of the lease term or the estimated useful lives of the related improvements.


     The Company has capitalized costs related to the development of software products for internal use. Capitalization of costs begins when technological feasibility has been established and ends when the software is available for general use. Amortization is computed using the straight-line method over the estimated economic life of five years.

  Trademarks, Trade Names, Logos, and Contract Rights

     The registered trade names, "Ugly Duckling Car Sales," "Ugly Duckling Rent-A-Car," and "America's Second Car" and related trademarks, logos, and contract rights are stated at cost. The cost of trademarks, trade names, logos, and contract rights is amortized on a straight-line basis over their estimated economic lives of ten years.

  Covenants Not to Compete

     The covenants not to compete are stated at cost. Amortization is provided using the straight-line method over the respective terms of the contracts.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

  Post Sale Customer Support Programs



     A liability (reserve) for the estimated cost of post sale customer support, including car repairs and the Company's down payment back and credit card programs, is established at the time the used car is sold by charging Cost of Used Cars Sold. The liability is evaluated for adequacy through a separate analysis of the various programs' historical performance.


  Income Taxes

     The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Advertising

     The Company expenses production and other costs of advertising as incurred.

  Earnings per Share

     Earnings per share is based upon the weighted average number of common shares outstanding plus common stock equivalents after giving effect to the 1.16-to-1 common stock split (note 1). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock equivalents issued during the 12-month period prior to the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive, using the treasury stock method and an anticipated public offering price of $6.75 per share).

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare the Consolidated Financial Statements in conformity with generally accepted accounting principals. Actual results could differ from those estimates.


  Unaudited Interim Financial Information



     The unaudited interim financial statements as of March 31, 1996 and for the three month periods ended March 31, 1995 and 1996 reflect, in the opinion of management all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows, and financial position as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.


(3)  FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

     The Company provides financing for a substantial portion of its company dealerships' retail sales and purchases contracts from a network of third party dealers. Installment sales contracts generated by company dealerships are executed by customers with terms which typically include down payments of approximately 15%, interest rates of 29.9%, and maturity terms ranging from 12 to 36 months. Purchased installment sales contracts generally contain interest rates ranging from 21% to 29.9% and maturity terms ranging from 12 to 48 months.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of net finance receivables at December 31, 1994 and 1995 and March 31, 1996 (unaudited) follows:

                                                        DECEMBER 31,
                                                ----------------------------      MARCH 31,
                                                   1994             1995             1996
                                                -----------     ------------     ------------
                                                                                 (UNAUDITED)
    Contractually Scheduled Payments..........  $27,964,991     $ 66,425,902     $ 64,845,537
    Less: Unearned Finance Income.............   (6,463,859)     (18,394,460)     (18,523,230)
                                                -----------     ------------     ------------
    Installment Sales Contract Principal
      Balances................................   21,501,132       48,031,442       46,322,307
    Add: Accrued Interest Receivable..........      270,123          612,979          510,614
          Loan Origination Costs, Net.........      367,307          581,989          396,004
    Less: Dealer Holdbacks....................      (71,851)              --               --
                                                -----------     ------------     ------------
    Principal Balances, Net...................   22,066,711       49,226,410       47,228,925
    Less: Allowance for Credit Losses.........   (6,208,660)      (8,500,000)      (7,750,000)
                                                -----------     ------------     ------------
    Finance Receivables, Net..................  $15,858,051     $ 40,726,410     $ 39,478,925
                                                ===========     ============     ============


     The allowance for credit losses as a percent of principal balances totaled 28.9% and 17.7% at December 31, 1994 and 1995, respectively, and 16.7% (unaudited) at March 31, 1996.



     The changes in the allowance and the discount for the years ended December 31, 1994 and 1995 and the period ended March 31, 1996 (unaudited) follow:


                                                         DECEMBER 31,
                                                 ----------------------------      MARCH 31,
                                                    1994             1995            1996
                                                 -----------     ------------     -----------
                                                                                  (UNAUDITED)
    Balances, Beginning of Period..............  $ 2,876,399     $  6,208,660     $ 8,500,000
      Provision for Credit Losses on:
         Company Dealership Contracts..........    8,023,576        8,359,585       2,606,112
         Third Party Dealer Contracts..........      116,215               --              --
      Discount Acquired........................      766,820        1,659,798         720,931
      Discount Accreted to Income..............     (187,692)              --              --
      Charge Off Activity:
         Principal Balances Charged Off........   (8,596,637)     (10,190,550)     (3,347,271)
         Accrued Interest Balances Charged
           Off.................................     (677,248)        (711,315)       (196,942)
         Recoveries............................    3,887,227        3,173,822       1,125,704
                                                 -----------     ------------     -----------
           Net Charge Offs.....................   (5,386,658)      (7,728,043)     (2,418,509)
                                                 -----------     ------------     -----------
           Amount Relieved from Sale of
              Associated Contracts.............           --               --      (1,658,534)
                                                 -----------     ------------     -----------
    Balances, End of Period....................  $ 6,208,660     $  8,500,000     $ 7,750,000
                                                  ==========      ===========      ==========

     For the year ended December 31, 1994, approximately seventy-five percent (75%) of the non-refundable acquisition discount acquired was allocated to acquisition discount available for credit losses. For the year ended December 31, 1995, and the three months ended March 31, 1996 (unaudited), the entire nonrefundable acquisition discount acquired was allocated to acquisition discount available for credit losses.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(4)  RESIDUAL IN FINANCE RECEIVABLES SOLD (UNAUDITED)

     The valuation of the residual in finance receivables sold as of March 31, 1996 follows:

                                                                         MARCH 31, 1996
                                                                         --------------
                                                                          (UNAUDITED)
        Present Value of Future Cash Flows.............................   $  4,261,696
        Discounted Allowance for Credit Losses.........................     (1,616,277)
                                                                           -----------
        Residual in Finance Receivables Sold...........................   $  2,645,419
                                                                           ===========

     At March 31, 1996, the remaining balance of finance receivables sold totaled $12,621,846 (unaudited). The discounted allowance as a percentage of the remaining balance of finance receivables sold was 12.8% (unaudited). The Company services these finance receivables, originated solely in the state of Arizona, for one client.

(5)  INVESTMENTS HELD IN TRUST (UNAUDITED)

     In connection with its securitization, the Company is required to make an initial cash deposit into an account held by the trustee (spread account) and to pledge this cash to the trust to which the finance receivables were sold. The trust in turn invests the cash in high quality liquid investment securities. In addition, the Company (through the trustee) deposits additional cash flows from the residual to the spread account as necessary to attain and maintain the spread account at a specified percentage of the underlying finance receivables principal balance.

     In the event that the cash flows generated by the finance receivables sold to the trust are insufficient to pay obligations of the trust, including principal or interest due to certificate holders or expenses of the trust, the trustee will draw funds from the spread account as necessary to pay the obligations of the trust. The spread account must be maintained at a specified percentage of the principal balance of the finance receivables held by the trust, which can be increased in the event delinquencies or losses exceed specified levels. If the spread account exceeds the specified percentage, the trustee will release the excess cash to the Company from the pledged spread account. Except for releases in this manner, the cash in the spread account is restricted from use by the Company. Investments Held in Trust, which are funds deposited in an interest-bearing, money market account, totaled $624,770 (unaudited) at March 31, 1996.

(6)  NOTE RECEIVABLE

     In January 1996, the Company sold the land and improvements of one of its used car dealerships to an unrelated party. In connection with the sale, the Company received a note receivable totaling $1,200,000. The note calls for monthly principal payments of $12,500 plus interest at the prime rate plus 1% through January 2001, at which time the Company is scheduled to receive a balloon payment of $450,000 plus any accrued but unpaid interest. The note is secured by a first deed of trust on the related land and improvements. The balance on this note receivable totaled $1,175,000 (unaudited) at March 31, 1996.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(7)  PROPERTY AND EQUIPMENT

     A summary of property and equipment as of December 31, 1994 and 1995 and March 31, 1996 (unaudited) follows:

                                                          DECEMBER 31,
                                                   --------------------------      MARCH 31,
                                                      1994           1995            1996
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
    Buildings and Leasehold Improvements
      (note 16)..................................  $4,139,230     $ 5,142,551     $ 5,198,877
    Furniture and Equipment (note 10)............   1,766,984       3,401,111       3,731,232
    Vehicles.....................................     114,941         133,258         133,258
    Software Development Costs...................     439,909         532,884         550,601
    Land.........................................      15,524          15,524          15,524
    Construction in Process......................      69,852          10,748          11,975
                                                   ----------     -----------     -----------
                                                    6,546,440       9,236,076       9,641,467
    Less Accumulated Depreciation and
      Amortization...............................    (571,861)     (1,438,921)     (1,741,279)
                                                   ----------     -----------     -----------
    Property and Equipment, Net..................  $5,974,579     $ 7,797,155     $ 7,900,188
                                                   ==========     ===========     ===========

     There was no interest expense capitalized during 1993 due to immateriality. Interest Expense capitalized in 1994, 1995 and in the period ending March 31, 1996 totaled $142,324, $54,475, and zero (unaudited), respectively.

(8)  COVENANTS NOT TO COMPETE AND TRADEMARKS

     A summary of covenants not to compete as of December 31, 1994 and 1995 and March 31, 1996 (unaudited) follows:

                                                       ORIGINAL      ACCUMULATED        NET
                                                         COST        AMORTIZATION    COVENANTS
                                                      ----------     -----------     ---------
    December 31, 1994:
    Original Date
      January 1992..................................  $  716,373     $   557,179     $ 159,194
      December 1992.................................     411,112         274,075       137,037
                                                      ----------      ----------      --------
                                                      $1,127,485     $   831,254     $ 296,231
                                                      ==========      ==========      ========
    December 31, 1995 and March 31, 1996
      (unaudited):
    Original Date
      January 1992..................................  $  716,373     $   716,373     $      --
      December 1992.................................     411,112         411,112            --
                                                      ----------      ----------      --------
                                                      $1,127,485     $ 1,127,485     $      --
                                                      ==========      ==========      ========

     Amortization Expense relating to the covenants not to compete for the years ended December 31, 1993, 1994, and 1995 totaled $365,911, $296,232, and
$296,231. The covenants were fully amortized as of December 31, 1995.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of trademarks as of December 31, 1994 and 1995 and March 31, 1996 (unaudited) follows:

                                                           DECEMBER 31,
                                                      -----------------------      MARCH 31,
                                                        1994          1995           1996
                                                      ---------     ---------     -----------
                                                                                  (UNAUDITED)
    Original Cost...................................  $ 580,855     $ 580,855      $  580,855
    Accumulated Amortization........................   (248,231)     (311,609)       (327,453)
                                                      ---------     ---------       ---------
      Trademarks, Net...............................  $ 332,624     $ 269,246      $  253,402
                                                      =========     =========       =========

     Amortization Expense relating to trademarks for the years ended December 31, 1993, 1994, 1995 and the periods ended March 31, 1995 and 1996 totaled $63,378, $63,378, $63,378, $15,884 (unaudited) and $15,844 (unaudited), respectively.

(9)  ACCRUED EXPENSES AND OTHER LIABILITIES

     A summary of accrued expenses as of December 31, 1994 and 1995 and March 31, 1996 (unaudited) follows:

                                                           DECEMBER 31,
                                                     -------------------------      MARCH 31,
                                                        1994           1995           1996
                                                     ----------     ----------     -----------
                                                                                   (UNAUDITED)
    Sales Taxes....................................  $  500,826     $2,257,780     $ 2,304,171
    Accrued Payroll and Payroll Taxes..............     347,288        510,047         481,603
    Accrued Promotions.............................      67,692        220,000         160,000
    Deferred Revenue...............................      15,339        157,130         143,933
    Provision for Loss on Disposal of Property and
      Equipment....................................          --        120,000              --
    Accrued Property Taxes.........................      78,952        132,593         148,809
    Accrued Rent Payable...........................      63,142        100,805         326,437
    Accrued Professional Fees......................      65,000         85,000         204,200
    Amounts Collected on Behalf of Others..........          --             --         118,626
    Post-sale Customer Support Programs............          --        450,000         550,000
    Others.........................................     242,391        540,779         496,627
                                                     ----------      ---------       ---------
                                                     $1,380,630     $4,574,134     $ 4,934,406
                                                     ==========      =========       =========

     In connection with the retail sale of vehicles, the Company is required to pay sales taxes to certain government jurisdictions. The Company has elected to pay these taxes using the "cash basis", which requires the Company to pay the sales tax obligation for a sale transaction over the life of the receivable contract.

(10)  OBLIGATIONS UNDER CAPITAL LEASES


     During the years ended December 31, 1994 and 1995, the Company acquired certain equipment under lease agreements which expire through 2000. These leases meet various criteria of a capital lease and are, therefore, classified as obligations under capital leases. The cost of the equipment was $399,055 in 1994 and $792,274 in 1995. The total cost of equipment under capital leases totaled $1,191,329 at December 31, 1995 and at March 31, 1996 (unaudited) and is included in property and equipment (note 7). Accumulated depreciation totaled $229,097 at December 31, 1995 and $304,081 (unaudited) at March 31, 1996.
Amortization expense related to these capital leases is included in depreciation and amortization on the accompanying Consolidated Statements of Operations.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of the present value of future minimum capital lease payments after December 31, 1995 follows:

                                                                                   MARCH 31,
                                                                                     1996
                                                                 DECEMBER 31,     -----------
                                                                     1995
                                                                 ------------     (UNAUDITED)
         1996..................................................   $  366,328      $   366,328
         1997..................................................      366,328          366,328
         1998..................................................      290,627          242,395
         1999..................................................      112,491           86,124
         2000..................................................       33,967           16,985
                                                                 ------------     -----------
    Total Minimum Lease Payments...............................    1,169,741        1,078,160
    Less Amount Representing Interest (ranging from
      approximately 10% to 12%)................................     (186,987)        (161,803)
                                                                 ------------     -----------
    Present Value of Net Minimum Capital Lease Payments........   $  982,754      $   916,357
                                                                 ============     ===========

(11)  NOTE PAYABLE

     In October 1995, the Company amended its loan agreement for a revolving loan with a finance company. The note calls for interest payable daily at an annual rate of 30 day LIBOR (5.83% at December 31, 1995) plus 4.25%. The note is secured by certain assets of the Company, and the personal guarantee of the Company's President. As of December 31, 1995, the note had a maximum commitment of $50,000,000 through September 1997, at which time the Company retains the right to extend the loan for one additional year. The Company had borrowed $9,942,147, $32,201,329 and $31,839,050 (unaudited) under this loan as of
December 31, 1994, 1995 and March 31, 1996, respectively.


     The loan agreement contains various reporting and performance covenants, including the maintenance of certain ratios and limitations on additional borrowings from other sources. The Company was in compliance with the covenants at December 31, 1994 and 1995 and at March 31, 1996 (unaudited).


     Interest expense related to this note payable totaled $439,137 and $2,232,282 for the years ended December 31, 1994 and 1995, respectively, and $886,780 (unaudited) for the period ended March 31, 1996.

(12)  CONVERTIBLE NOTE PAYABLE

     In August 1995, the Company executed a $3,000,000 convertible note with an insurance company. The note calls for interest payable quarterly at an annual rate of 12.5% and is scheduled to mature in June 1998. The note is secured by a pledge of 100% of the common stock owned by the Company's President, and the guarantee of Verde. The note is subordinate to the aforementioned revolving loan. The Company had borrowed $3,000,000 related to this note as of December 31, 1995 and at March 31, 1996 (unaudited).

     Pursuant to the terms of the related loan agreement, the insurance company retains the right to convert the loan to common stock in the Company at any time prior to repayment of the loan balance should the Company have previously completed an initial public offering (IPO) of its common stock. The loan balance may be converted at a price equal to the price paid per share of common stock in the IPO.

     The loan agreement contains various reporting and performance covenants including the maintenance of certain ratios and limitations on additional borrowings from other sources. The Company was in compliance with the covenants at December 31, 1995 and at March 31, 1996 (unaudited).

     Interest expense related to this convertible note payable totaled zero and $140,855 for the years ended December 31, 1994 and 1995, respectively, and $105,641 (unaudited) for the period ended March 31, 1996.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(13)  SUBORDINATED NOTES PAYABLE

     The Company has executed three subordinated notes payable with Verde. As discussed in the following paragraphs, the balance outstanding under these notes totaled $18,290,916, $14,552,804 and $14,000,000 (unaudited) at December 31,
1994, 1995 and March 31, 1996, respectively. There was no accrued interest payable related to these notes payable at December 31, 1994, 1995, and at March 31, 1996 (unaudited).

     In August 1993, the Company entered into a ten-year, subordinated note payable agreement with Verde. This unsecured $15,000,000 note bears interest at an annual rate of 18%, with interest payable monthly and is subordinated to all other Company liabilities. The note also provides for suspension of interest payments should the Company be in default with any other creditors. Through December 31, 1997, the note bears a prepayment penalty of 20% of the then outstanding principal balance. The prepayment penalty percentage decreases to 15% beginning January 1, 1998, and decreases 5% per year each year thereafter, with no prepayment penalty beginning January 1, 2001. The Company has $15,000,000 and $10,000,000 outstanding related to this note payable at December 31, 1994 and 1995, respectively and $10,000,000 (unaudited) at March 31, 1996.


     In September 1994, the Company entered into a nine-year, senior subordinated note payable agreement with Verde. This $2,000,000 note is senior to and contains terms identical to the aforementioned subordinated note payable. The Company had $2,000,000 outstanding related to this note payable at December 31, 1994. In 1995, Verde agreed to waive any prepayment penalty associated with the payment of the note, and the note was paid in full.


     In December 1995, the Company amended its five-year junior subordinated revolving note payable agreement with Verde. The note was increased from $3,000,000 to $5,000,000, bears interest at an annual rate of 18%, with interest payable monthly, and is scheduled to mature in December 1999. The note, which may be prepaid without penalty, provides for suspension of interest payments in the event the Company is in default with any other creditors. The Company has $1,290,916 and $4,552,804 outstanding related to this note payable at December 31, 1994 and 1995, respectively and $4,000,000 (unaudited) at March 31, 1996. Unused amounts related to this revolving note payable totaled $1,709,084 and $447,196 at December 31, 1994 and 1995, respectively and $1,000,000 (unaudited) at March 31, 1996.

     Interest expense related to these notes totaled $677,625, $2,568,738, $3,491,673 and $631,383 (unaudited) for the years ended December 31, 1993, 1994, 1995, and the period ended March 31, 1996, respectively.

     On December 31, 1995, Verde converted $10,000,000 of subordinated notes payable to preferred stock (note 17) of the Company. Verde agreed to waive any prepayment penalties associated with the reduction of the subordinated notes payable in connection with the conversion.

(14)  INCOME TAXES

     Income tax expense (benefit) amounted to $30,000, ($333,626), zero and zero (unaudited) for the years ended December 31, 1993, 1994, and 1995 and the period ended March 31, 1996, respectively (an effective

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES tax rate of 4.1%, 14.5%, 0% and 0% (unaudited), respectively). A reconciliation between taxes computed at the federal statutory rate of 34% and at the effective tax rate on income (loss) before income taxes follows:

                                                     DECEMBER 31,
                                        ---------------------------------------      MARCH 31,
                                          1993          1994           1995            1996
                                        ---------     ---------     -----------     -----------
                                                                                    (UNAUDITED)
    Computed "Expected" Tax Expense
      (Benefit).......................  $ 247,718     $(782,345)    $(1,350,329)     $  362,357
    State Income Taxes, Net of Federal
      Effect..........................      3,960      (125,442)       (216,513)         58,101
    Change in Valuation Allowance.....   (191,000)      897,000       1,418,000        (682,000)
    Others, Net.......................    (30,678)     (322,839)        148,842         261,542
                                        ---------     ---------     -----------       ---------
                                        $  30,000     $(333,626)    $        --      $       --
                                        =========     =========     ===========       =========

     Components of income tax expense (benefit) for the years ended December 31, 1993, 1994, and 1995 and the period ended March 31, 1996 (unaudited) follow:

                                                       CURRENT      DEFERRED        TOTAL
                                                      ---------     ---------     ---------
    1993:
      Federal.......................................  $ 741,000     $(717,000)    $  24,000
      State.........................................    202,000      (196,000)        6,000
                                                      ---------     ---------     ---------
                                                      $ 943,000     $(913,000)    $  30,000
                                                      =========     =========     =========
    1994:
      Federal.......................................  $  79,422     $(367,000)    $(287,578)
      State.........................................     47,952       (94,000)      (46,048)
                                                      ---------     ---------     ---------
                                                      $ 127,374     $(461,000)    $(333,626)
                                                      =========     =========     =========
    1995:
      Federal.......................................  $(449,000)    $ 449,000     $      --
      State.........................................         --            --            --
                                                      ---------     ---------     ---------
                                                      $(449,000)    $ 449,000     $      --
                                                      =========     =========     =========
    March 31, 1996 (unaudited):
      Federal.......................................  $      --     $ (30,000)    $ (30,000)
      State.........................................         --        30,000        30,000
                                                      ---------     ---------     ---------
                                                      $      --     $      --     $      --
                                                      =========     =========     =========

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1995 and as of March 31, 1996 (unaudited) are presented below:

                                                          DECEMBER 31,
                                                   --------------------------      MARCH 31,
                                                      1994           1995            1996
                                                   ----------     -----------     -----------
                                                                                  (UNAUDITED)
    Deferred tax assets:
      Finance Receivables, Principally Due to the
         Allowance for Credit Losses.............  $2,387,000     $ 2,987,000     $ 2,463,000
      Acquisition Discount.......................          --          95,000              --
      Federal and State Income Tax Net Operating
         Loss Carryforward.......................     197,000         317,000         257,000
      Accrued Vacation Benefits..................      43,000          67,000          67,000
      Accrued Post-Sale Liabilities..............          --         194,000         309,000
      Property and Equipment, Principally Due
         to Depreciation.........................      15,000          87,000          90,000
                                                   ----------     -----------     -----------
      Total Gross Deferred Tax Assets............   2,642,000       3,747,000       3,186,000
      Less: Valuation Allowance..................    (897,000)     (2,315,000)     (1,633,000)
                                                   ----------     -----------     -----------
         Net Deferred Tax Assets.................   1,745,000       1,432,000       1,553,000
                                                   ----------     -----------     -----------
    Deferred Tax Liabilities:
      Acquisition Discount.......................          --              --        (153,000)
      Covenant Not to Compete, Principally Due
         to Amortization.........................     (63,000)             --              --
      Software Development Costs.................     (83,000)        (96,000)       (137,000)
      Loan Origination Fees......................          --        (198,000)       (143,000)
      Basis Adjustment Related to the Acquisition
         of CFS..................................     (32,000)             --              --
      Inventory, Principally Related to
         Repossessed Vehicles....................    (193,000)       (213,000)       (195,000)
                                                   ----------     -----------     -----------
         Total Gross Deferred Tax Liabilities....    (371,000)       (507,000)       (628,000)
                                                   ----------     -----------     -----------
              Net Deferred Tax Asset.............  $1,374,000     $   925,000     $   925,000
                                                    =========      ==========      ==========

     The valuation allowance for deferred tax assets as of December 31, 1994 and 1995 was $897,000 and $2,315,000, respectively and $1,633,000 (unaudited) at
March 31, 1996. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was an increase of $897,000 and $1,418,000, respectively and a decrease of $682,000 (unaudited) for the period ended March 31, 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at March 31, 1996.

     At December 31, 1995, the Company has net operating loss carryforwards for federal income tax purposes of approximately $632,000, which, subject to annual limitations, are available to offset future taxable income, if any, through 2006 and net operating loss carryforwards for state income tax purposes of $1,464,000, which are available to offset future taxable income through 2000.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     At March 31, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $633,000 (unaudited), which, subject to annual limitations, are available to offset future taxable income, if any, through 2006 and net operating loss carryforwards for state income tax purposes of $1,887,000 (unaudited), which are available to offset future taxable income through 2000.

(15)  RENTAL CAR FRANCHISING ACTIVITY

     The Company sold twenty-nine and four additional franchises and recognized initial franchise fee revenue totaling $148,358 and $17,711 during 1993 and 1994, respectively. No rental car franchises were sold during the year ended December 31, 1995 or the period ended March 31, 1996 (unaudited). Additionally, ongoing rental Franchise Fees from franchises average 6% of the franchisees' gross revenue and totaled $408,344, $404,083 and $299,062 for the years ended December 31, 1993, 1994, and 1995, respectively. Franchise fees totaled $58,424 (unaudited) for the period ended March 31, 1996.

     The Company terminated agreements with twenty-four, fifty, twenty-eight and five (unaudited) franchisees during the years ended December 31, 1993, 1994, and 1995 and the period ended March 31, 1996, respectively. Costs associated with these terminations are not material. As of March 31, 1996, the Company retains agreements with approximately forty-nine (unaudited) franchises with the related agreements extending over periods ranging from five to ten years.

(16)  LEASE COMMITMENTS


     As of December 31, 1995, the Company leases seven car lots, a vehicle reconditioning center, and two office buildings from Verde under operating leases, with one lease expiring July 1998, and the remaining leases expiring December 2008. Verde's leases with the Company require base monthly rent payments aggregating approximately $123,000, contain provisions for additional contingent rents, and have renewal options for periods ranging from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utilities. The leases contain rent escalation provisions where annual rents will increase with the increase in the Consumer Price Index. In connection with these leases, the Company has paid security deposits to Verde totaling $334,000 and $364,000 and $364,000 (unaudited) which are included in Other Assets in the accompanying Consolidated Balance Sheets as of December 31, 1994, 1995 and March 31, 1996 (unaudited), respectively.


     As of March 31, 1996 (unaudited), the Company leases an additional operating facility and fourteen offices from unrelated entities under operating leases which expire through April 2000. The leases require monthly rental payments aggregating approximately $37,000 and contain various renewal options from one to ten years. The Company is also responsible for occupancy and maintenance costs, including real estate taxes, insurance, and utility costs.

     As of March 31, 1996 (unaudited), the Company leases a vehicle, and certain office equipment from unrelated entities under operating leases which expire through September 1998. The leases require monthly rental payments aggregating approximately $5,600.

     Rent expense for the year ended December 31, 1993 totaled $488,400, of which $235,000 was paid to Verde. There were no contingent rents paid in 1993.

     Rent expense for the year ended December 31, 1994 totaled $1,399,851. Rents paid to Verde totaled $1,220,703, including contingent rents of $310,102, and $127,000 of rent capitalized during the construction period of two used car dealership facilities. Accrued rent payable to Verde totaled $63,142 at December 31, 1994 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

     Rent expense for the year ended December 31, 1995 totaled $2,376,802. Rents paid to Verde totaled $1,889,007, including contingent rents of $465,000, and $112,943 of rent capitalized during the construction period of a facility. Accrued rent payable to Verde totaled $100,805 at December 31, 1995 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     Rent expense for the period ended March 31, 1996 totaled $736,008 (unaudited). Rents paid to Verde totaled $582,244 (unaudited) including contingent rents of $241,632 (unaudited). Accrued rent payable to Verde totaled $326,437 (unaudited) at March 31, 1996 and is included in Accrued Expenses on the accompanying Consolidated Balance Sheets.

     A summary of future minimum lease payments required under noncancelable operating leases with remaining lease terms in excess of one year as of March 31, 1996 (unaudited) follows:

                               DECEMBER 31, 1995                      MARCH 31, 1996 (UNAUDITED)
                    ----------------------------------------   -----------------------------------------
                    UNRELATED    RELATED PARTY                 UNRELATED    RELATED PARTY
                     PARTIES        LEASES          TOTAL       PARTIES        LEASES          TOTAL
                    ----------   -------------   -----------   ----------   -------------   ------------
    1996..........  $  487,832    $  1,245,254   $ 1,733,086   $  476,239    $  1,254,719     $1,730,958
    1997..........     481,827       1,217,532     1,699,359      478,322       1,251,558      1,729,880
    1998..........     320,222       1,140,526     1,460,748      280,936       1,125,138      1,406,074
    1999..........     181,026       1,032,717     1,213,743      156,952       1,061,928      1,218,880
    2000..........      48,162       1,032,717     1,080,879       21,220       1,061,928      1,083,148
    Thereafter....          --       8,261,734     8,261,734           --       8,229,942      8,229,942
                    -----------     ----------   ------------  -----------   ------------   ------------
                    $1,519,069    $ 13,930,480   $15,449,549   $1,413,669    $ 13,985,213    $15,398,882
                    ===========     ==========   ============  ===========   ============   ============

(17)  STOCKHOLDERS' EQUITY


     On January 1, 1994, the Company had a 4,000-for-1 stock split with the 1,000 shares of common stock outstanding on December 31, 1993 being exchanged for 4,000,000 shares. There were no changes in the stock's par value (no par) or the 10,000,000 shares authorized. Further, as described in Note 23, on April 24, 1996, the Company effectuated a 1.16-to-1 common stock split. The effect of these stock splits have been reflected in the Consolidated Financial Statements.


     In February 1994, the Company issued 174,000 shares of common stock in connection with the purchase of CFS. The common stock was recorded at $15,000, which in the opinion of management approximated the fair market value of the stock on the date of issuance.

     In May 1994, the Company issued 707,600 shares of common stock to employees for $61,000 in cash, which in the opinion of management approximated the fair market value of the stock on the date of issuance.

     In March 1995, the Company issued 58,000 shares of common stock to an employee for $5,000 in cash. The Company recorded compensation expense of $45,000 in 1995 related to this sale of common stock.


     On June 30, 1995, the Company adopted a long-term incentive plan (stock option plan). The stock option plan, as amended, set aside 800,000 shares of common stock to be granted to employees at a price not less than fair market value of the stock at the date of grant. Options are to vest over a period to be determined by the Board of Directors upon grant and will generally expire ten years after the date of grant. Concurrent with the adoption of the stock option plan, the Company granted options to certain employees to purchase a total of 294,060 shares of common stock. The options generally vest over a period of five years.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

     A summary of the aforementioned stock plan follows:

                                                                        PRICE PER SHARE
                                                                   -------------------------
                                                                                    WEIGHTED
                                                       NUMBER         RANGE         AVERAGE
                                                       -------     ------------     --------
    Balance, December 31,1994........................       --               --          --
    Granted..........................................  458,780     $0.86 - 2.59      $ 1.72
    Forfeited........................................  (17,400)     2.16 - 2.16        2.16
    Exercised........................................       --               --          --
                                                       -------     ------------       -----
    Balance, December 31,1995........................  441,380     $0.86 - 2.59      $ 1.70
                                                       -------     ------------       -----
    Granted..........................................    2,900     $3.45 - 3.45        3.45
    Forfeited........................................   (1,160)     2.59 - 2.59        2.59
    Exercised........................................       --               --          --
                                                       -------     ------------       -----
    Balance, March 31,1996 (unaudited)...............  443,120     $0.86 - 3.45      $ 1.70
                                                       =======     ============       =====

     There were no options exercisable as of March 31, 1996 (unaudited).


     The Company's stockholders have executed a stockholder agreement (agreement) which places certain restrictions on the sale of the Company's common stock by the stockholders. The Company retains a right of first refusal to purchase the common stock from any selling stockholder. The agreement defines procedures to be followed in the event a stockholder wishes to sell their stock and the method for determining the selling price and payment term. The agreement terminates upon the closing of the Company's anticipated public offering (note
23).


     On December 31, 1995, the Company exchanged 1,000,000 shares of Series A preferred stock for $10,000,000 of subordinated notes payable with Verde. The preferred stock is redeemable at any time at the option of the Company. Cumulative dividends are initially payable at a rate of 12% per annum increasing one-percent each year through 2002 at which point they reach their maximum rate of 18% per annum. The dividends are payable quarterly upon declaration by the Company's Board of Directors. In the event that dividends are not declared or paid, the Company is restricted from issuing dividends on common stock, and from purchasing outstanding common stock, except as required by the Company's stockholder agreement, until all undeclared and unpaid dividends have been declared and paid. Further, in the event that dividends have not been declared and paid for an entire calendar year, the Series A stockholders shall be entitled to vote in the election of the Company's Board of Directors with each share of Series A preferred stock equivalent to ten shares of common stock. Additionally, in the event of liquidation, the holders of Series A preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company, an amount equal to the issuance price paid for each share plus all dividends due and unpaid.

     On March 31, 1996, the Company's Board of Directors declared a quarterly dividend of $300,000 (unaudited) which was paid in full on that date. There were no cumulative unpaid dividends at March 31, 1996 (unaudited).

(18)  COMMITMENTS AND CONTINGENCIES

     The Company has executed an agreement to sell up to $50,000,000 in receivable backed certificates through December 31, 1996 to an insurance company. In addition, the purchaser has the right of first refusal to purchase up to an additional $125,000,000 of finance receivables through December 31, 1998. The Company completed the sale of $10 million (unaudited) in receivable backed certificates during the first fiscal quarter of 1996.

     The Company is involved in various claims and actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a materially adverse effect on the Company's financial position.

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(19)  PENSION PLAN

     During 1995, the Company established a qualified 401(k) retirement plan (defined contribution plan) which became effective on October 1, 1995. The plan covers substantially all employees having no less than one year of service, have attained the age of 21, and work at least 1,000 hours per year. Participants may voluntarily contribute to the plan up to the maximum limits established by Internal Revenue Service regulations. The Company will match 10% of the participants' contributions. Participants are immediately vested in the amount of their direct contributions and vest over a five-year period, as defined by the plan, with respect to the Company's contribution. Pension expense totaled $5,282 and $7,576 (unaudited) during the year ended December 31, 1995 and the period ended March 31, 1996, respectively.

(20)  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. The following summary presents a description of the methodologies and assumptions used to determine such amounts.

  Limitations

     Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

     Since the fair value is estimated as of December 31, 1995, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

  Cash and Cash Equivalents and Investments Held in Trust

     The carrying amount is assumed to be the fair value because of the liquidity of these instruments.

  Finance Receivables, Net

     The carrying amount is assumed to be the fair value because of the short maturity of the portfolio due to paydown and charge-offs.

  Accounts Payable, Accrued Expenses, and Note Payable

     The carrying amount approximates fair value because of the short maturity of these instruments.

  Convertible Note Payable and Subordinated Notes Payable

     The terms of the Company's convertible note payable and subordinated notes payable approximate the terms in the market place at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

(21)  BUSINESS SEGMENTS

     Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 31, 1993, 1994, and 1995. Total revenue by business segment includes sales of vehicles, finance income and other income as reported in the Company's Consolidated Financial Statements. Operating profit is total revenue less cost of sales, where appropriate, and other operating expenses. In computing operating profit by business segment, the following items were considered in the Corporate and Other category: portions of administrative expenses, interest expense and other items not

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES considered direct operating expenses. Identifiable assets by business segment are those assets used in each segment of Company operations.


                                                                         CORPORATE
                                          COMPANY          THIRD            AND
                                        DEALERSHIPS        PARTY           OTHER           TOTAL
                                        -----------     -----------     -----------     -----------
December 31, 1993:
  Total Revenue.......................  $15,597,915     $        --     $   878,663     $16,476,578
                                        ===========     ===========      ==========     ===========
  Cost of Sales.......................  $ 6,089,098     $        --     $        --     $ 6,089,093
                                        ===========     ===========      ==========     ===========
  Provision for Credit Losses.........  $ 3,291,620     $        --     $        --     $ 3,291,620
                                        ===========     ===========      ==========     ===========
  Selling and Marketing...............  $   880,460     $        --     $   412,313     $ 1,292,773
  General and Administrative..........    2,699,638              --         860,888       3,560,526
  Depreciation and Amortization.......      186,353              --           4,958         191,311
  Amortization of Covenants...........           --              --         365,911         365,911
                                        -----------     -----------      ----------     -----------
  Operating Expenses..................  $ 3,766,451     $        --     $ 1,644,070     $ 5,410,521
                                        ===========     ===========      ==========     ===========
  Operating Income (Loss).............  $ 2,450,752     $        --     $  (765,408)    $ 1,685,344
                                        ===========     ===========      ==========     ===========
  Capital Expenditures................  $   216,645     $        --     $    54,056     $   270,701
                                        ===========     ===========      ==========     ===========
  Identifiable Assets.................  $10,070,055     $        --     $ 1,866,293     $11,936,348
                                        ===========     ===========      ==========     ===========
December 31, 1994:
  Total Revenue.......................  $32,507,443     $   709,710     $   556,509     $33,773,662
                                        ===========     ===========      ==========     ===========
  Cost of Sales.......................  $12,577,696     $        --     $        --     $12,577,696
                                        ===========     ===========      ==========     ===========
  Provision for Credit Losses.........  $ 8,023,576     $   116,215     $        --     $ 8,139,791
                                        ===========     ===========      ==========     ===========
  Selling and Marketing...............  $ 2,262,990     $        --     $   139,008     $ 2,401,998
  General and Administrative..........    6,529,991         239,981       2,200,951       8,970,923
  Depreciation and Amortization.......      290,239          64,309         126,604         481,152
  Amortization of Covenants...........           --              --         296,232         296,232
                                        -----------     -----------      ----------     -----------
  Operating Expenses..................  $ 9,083,220     $   304,290     $ 2,762,795     $12,150,305
                                        ===========     ===========      ==========     ===========
  Operating Income (Loss).............  $ 2,822,950     $   289,205     $(2,206,286)    $   905,870
                                        ===========     ===========      ==========     ===========
  Capital Expenditures................  $ 4,662,055     $   301,728     $   370,014     $ 5,333,797
                                        ===========     ===========      ==========     ===========
  Identifiable Assets.................  $25,551,669     $ 1,558,086     $ 2,600,970     $29,710,725
                                        ===========     ===========      ==========     ===========

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

                                                                         CORPORATE
                                          COMPANY          THIRD            AND
                                        DEALERSHIPS        PARTY           OTHER           TOTAL
                                        -----------     -----------     ----------      -----------
December 31, 1995:
  Total Revenue.......................  $56,051,434     $ 1,844,577     $   307,741     $58,203,752
                                        ===========     ===========      ==========     ===========
  Cost of Sales.......................  $27,964,258     $        --     $        --     $27,964,258
                                        ===========     ===========      ==========     ===========
  Provision for Credit Losses.........  $ 8,359,585     $        --     $        --     $ 8,359,585
                                        ===========     ===========      ==========     ===========
  Selling and Marketing...............  $ 3,855,771     $        --     $        --     $ 3,855,771
  General and Administrative..........   10,594,519       1,162,449       2,672,957      14,429,925
  Depreciation and Amortization.......      758,054          89,304         170,689       1,018,047
  Amortization of Covenants...........           --              --         296,231         296,231
                                        -----------     -----------      ----------     -----------
  Operating Expenses..................  $15,208,344     $ 1,251,753     $ 3,139,877     $19,599,974
                                        ===========     ===========      ==========     ===========
  Operating Income (Loss).............  $ 4,519,247     $   592,824     $(2,832,136)    $ 2,279,935
                                        ===========     ===========      ==========     ===========
  Capital Expenditures................  $ 2,756,474     $   215,539     $   222,759     $ 3,194,772
                                        ===========     ===========      ==========     ===========
  Identifiable Assets.................  $43,638,872     $13,419,461     $ 3,731,888     $60,790,221
                                        ===========     ===========      ==========     ===========
March 31, 1995 (unaudited):
  Total Revenue.......................  $11,247,550     $   216,723     $    82,111     $15,546,384
                                        ===========     ===========      ==========     ===========
  Cost of Sales.......................  $ 4,857,746     $        --     $        --     $ 4,857,746
                                        ===========     ===========      ==========     ===========
  Provision for Credit Losses.........  $ 2,060,271     $        --     $        --     $ 2,060,271
                                        ===========     ===========      ==========     ===========
  Selling and Marketing...............  $   750,630     $        --     $        --     $   750,630
  General and Administrative..........    2,256,480          90,606         588,120       2,935,206
  Depreciation and Amortization.......      134,680          18,319          33,520         186,519
  Amortization of Covenants...........           --              --          74,058          74,058
                                        -----------     -----------      ----------     -----------
  Operating Expenses..................  $ 3,141,790     $   108,925     $   695,698     $ 3,946,413
                                        ===========     ===========      ==========     ===========
  Operating Income (Loss).............  $ 1,187,743     $   107,798     $  (613,587)    $   681,954
                                        ===========     ===========      ==========     ===========
  Capital Expenditures................  $   897,796     $        --     $     3,828     $   901,624
                                        ===========     ===========      ==========     ===========
  Identifiable Assets.................  $28,860,621     $ 1,835,509     $ 3,025,553     $33,721,683
                                        ===========     ===========      ==========     ===========
March 31, 1996 (unaudited):
  Total Revenue.......................  $18,267,508     $ 1,068,695     $    60,099     $19,396,302
                                        ===========     ===========      ==========     ===========
  Cost of Sales.......................  $ 8,347,707     $        --     $        --     $ 8,347,707
                                        ===========     ===========      ==========     ===========
  Provision for Credit Losses.........  $ 2,606,112     $        --     $        --     $ 2,606,112
                                        ===========     ===========      ==========     ===========
  Selling and Marketing...............  $ 1,041,004     $        --     $        --     $ 1,041,004
  General and Administrative..........    2,895,247         560,157         866,041       4,321,445
  Depreciation and Amortization.......      250,774          33,542          47,298         331,614
  Amortization of Covenants...........           --              --              --              --
                                        -----------     -----------      ----------     -----------
  Operating Expenses..................  $ 4,187,025     $   593,699     $   913,339     $ 5,694,063
                                        ===========     ===========      ==========     ===========
  Operating Income (Loss).............  $ 3,126,664     $   474,996     $  (853,240)    $ 2,748,420
                                        ===========     ===========      ==========     ===========
  Capital Expenditures................  $   375,116     $    89,238     $    68,428     $   532,782
                                        ===========     ===========      ==========     ===========
  Identifiable Assets.................  $41,392,533     $17,425,382     $ 2,841,483     $61,659,398
                                        ===========     ===========      ==========     ===========

                   UGLY DUCKLING CORPORATION AND SUBSIDIARIES

(22)  QUARTERLY FINANCIAL DATA -- UNAUDITED

     A summary of the quarterly data for the years ended December 31, 1994 and 1995 follows:

                                                   FIRST      SECOND       THIRD      FOURTH
                                                  QUARTER     QUARTER     QUARTER     QUARTER
                                                  -------     -------     -------     -------
                                                           (IN THOUSANDS OF DOLLARS)
    1994:
      Total Revenues............................  $ 8,378     $ 8,128     $ 8,956     $ 8,312
                                                  =======     =======     =======     =======
      Income before Operating Expenses..........  $ 3,411     $ 3,410     $ 2,961     $ 3,274
                                                  =======     =======     =======     =======
      Operating Expenses........................  $ 2,225     $ 2,759     $ 3,410     $ 3,756
                                                  =======     =======     =======     =======
      Operating Income..........................  $ 1,186     $   651     $  (449)    $  (482)
                                                  =======     =======     =======     =======
      Net Earnings (Loss).......................  $   679     $   (58)    $(1,485)    $(1,103)
                                                  =======     =======     =======     =======
    1995:
      Total Revenues............................  $11,546     $14,975     $16,944     $14,739
                                                  =======     =======     =======     =======
      Income before Operating Expenses..........  $ 4,628     $ 5,601     $ 5,858     $ 5,793
                                                  =======     =======     =======     =======
      Operating Expenses........................  $ 3,946     $ 4,614     $ 5,359     $ 5,682
                                                  =======     =======     =======     =======
      Operating Income..........................  $   682     $   987     $   500     $   111
                                                  =======     =======     =======     =======
      Net Loss..................................  $  (465)    $  (283)    $(1,169)    $(2,055)
                                                  =======     =======     =======     =======

(23)  PUBLIC OFFERING


     On April 24, 1996, the Company reincorporated from Arizona to Delaware by way of a merger in which the Company, an Arizona corporation, merged with and into a newly created Delaware subsidiary of the Company. In the merger, each share of the Arizona corporation's issued and outstanding common stock was exchanged for 1.16 shares of the Delaware corporation's common stock and each option to purchase shares of the Arizona corporation's common stock was exchanged for 1.16 options to purchase shares of the Delaware corporation's common stock. All share and per share information in these Consolidated Financial Statements have been adjusted to give effect to the terms of the reincorporation.


     Contingent upon closing of the public offering, Verde has agreed to lower the interest rate on its subordinated debt, lower the dividend rate on its preferred stock and agreed to sell certain property owned by it to the Company, and, pending such sale, to lower the rental rates on properties leased to the Company. In addition, the party holding the $3,000,000 convertible note has agreed to convert the note to common stock at the initial public offering price.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................     3
Risk Factors...............................     8
The Company................................    13
Use of Proceeds............................    13
Dividend Policy............................    14
Recapitalization and Related
  Transactions.............................    14
Capitalization.............................    15
Dilution...................................    16
Selected Consolidated Financial Data.......    17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    20
Business...................................    35
Management.................................    46
Principal Stockholders.....................    52
Certain Relationships and Related
  Transactions.............................    53
Description of Capital Stock...............    54
Shares Eligible for Future Sale............    57
Underwriting...............................    58
Legal Matters..............................    59
Experts....................................    59
Additional Information.....................    59
Index to Consolidated Financial
  Statements...............................   F-1
Report of Independent Auditors.............   F-2
Consolidated Financial Statements..........   F-3


                            ------------------------

  UNTIL            , 1996 (25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                2,000,000 Shares

                                      LOGO

                                  Common Stock

                            -----------------------

                                   PROSPECTUS
                            -----------------------
                                CRUTTENDEN ROTH
                                  INCORPORATED
                                           , 1996

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by the registrant, will be substantially as follows:


                                      ITEM                                   AMOUNT
        -----------------------------------------------------------------  ----------
         SEC Registration Fee............................................  $    6,415
        *Nasdaq Filing Fee...............................................      20,000
        *Blue Sky Fees and Expenses (including legal fees)...............      30,000
        *Accounting Fees and Expenses....................................     140,000
        *Legal Fees and Expenses.........................................     200,000
        *Printing and Engraving..........................................      75,000
        *Registrar and Transfer Agent's Fees.............................      20,000
        *Directors' and Officers' Insurance..............................     175,000
        *Representative's Nonaccountable Expense Allowance...............     367,500
        *Miscellaneous Expenses..........................................     228,585
                                                                             --------
                  Total..................................................  $1,262,500
                                                                             ========


- ---------------
* Estimated

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company's Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

     The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee's heirs, executors and administrators.

     The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     The Company has agreed to indemnify the Underwriters and their controlling persons, and the Underwriters have agreed to indemnify the Company and its controlling persons, against certain liabilities, including liabilities under the Securities Act. Reference is made to the Underwriting Agreement filed as part of Exhibit 1 hereto.

     For information regarding the Company's undertaking to submit to adjudication the issue of indemnification for violation of the securities laws, see Item 17 hereof.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On January 1, 1994, the Company authorized a stock split-up, effected in the form of a stock dividend, whereby each of the 1,160 issued and outstanding shares of common stock held by Ernest C. Garcia, II, was cancelled and replaced by 4,000 shares of Common Stock.

     On February 1, 1994, Steven T. Darak purchased 174,000 shares of Common Stock from the Company for an aggregate purchase price of $15,000.

     On May 31, 1994: (i) Steven P. Johnson purchased 290,000 shares of Common Stock from the Company for an aggregate purchase price of $25,000; (ii) Scott A. Allen and Wm. Don Gray each purchased 116,000 shares of Common Stock from the Company for an aggregate purchase price of $10,000; (iii) Steven T. Darak and Nancy V. Young each purchased 58,000 shares of Common Stock from the Company for an aggregate purchase price of $5,000; (iv) Peter R. Fratt purchased 46,400 shares of Common Stock from the Company for an aggregate purchase price of $4,000; (v) and Eric J. Splaver and Mary E. Reiner each purchased 11,600 shares of Common Stock from the Company for an aggregate purchase price of $1,000.

     On March 22, 1995, Walter T. Vonsh purchased 58,000 shares of Common Stock from the Company for an aggregate purchase price of $5,000.

     On August 31, 1995, Sun America purchased $3 million of the Company's convertible subordinated debt. This indebtedness is due December 31, 1998, and bears interest at a per annum rate of 12.5%, payable quarterly.

     On December 31, 1995, Verde Investments converted $10,000,000 of subordinated debt into 1,000,000 shares of the Company's Preferred Stock.

     On April 24, 1996, the Company reincorporated from Arizona to Delaware by way of a merger in which the Company, an Arizona corporation, merged with and into a newly created Delaware subsidiary of the Company. In the merger, each share of the Arizona corporation's issued and outstanding common stock was exchanged for 1.16 shares of the Delaware corporation's common stock and each option to purchase shares of the Arizona corporation's common stock was exchanged for 1.16 options to purchase shares of the Delaware corporation's common stock. All share figures set forth above give effect to this exchange ratio.

     Exemption from registration for each transaction described above was claimed pursuant to Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering and/or pursuant to Rule 145 under the Securities Act regarding transactions the sole purpose of which is to change an issuer's domicile solely within the United States.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

     (a) Exhibits:


EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
- --------   ----------------------------------------------------------------------------------
 1         Form of Underwriting Agreement by and between Cruttenden Roth Incorporated and the
           Registrant
 3.1       Certificate of Incorporation of the Registrant*
 3.1(a)    Amendment to Certificate of Incorporation of the Registrant
 3.2       Bylaws of the Registrant*
 3.2(a)    Amendment to Bylaws of the Registrant
 4.1       Certificate of Incorporation of the Registrant filed as Exhibit 3.1*
 4.2       Series A Preferred Stock Agreement*
 4.3       18% Subordinated Debenture of the Registrant issued to Verde Investments, Inc.*
 4.4       18% Junior Subordinated Revolving Debenture of the Registrant issued to Verde
           Investments, Inc., as amended*
 4.5       Convertible Note of the Registrant issued to SunAmerica Life Insurance Company*
 4.6       Form of Certificate representing Common Stock**
 4.7       Form of warrant issued to Cruttenden Roth Incorporated as Representative of the
           several underwriters
 4.8       Form of warrant issued to SunAmerica Life Insurance Company**
 5         Opinion of Snell & Wilmer L.L.P. regarding the legality of the common stock being registered
10.1       Motor Vehicle Installment Contract Loan and Security Agreement between the
           Registrant and General Electric Capital Corporation*
10.1(a)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation*
10.1(b)    Amendment to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation*
10.1(c)    Amendment No. 3 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation*
10.1(d)    Amendment No. 4 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation*
10.1(e)    Amendment No. 5 to Motor Vehicle Installment Contract Loan and Security Agreement
           between the Registrant and General Electric Capital Corporation*
10.2       Note Purchase Agreement between the Registrant and SunAmerica Life Insurance
           Company*
10.2(a)    First Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company*
10.2(b)    Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company*
10.2(c)    Third Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company*
10.2(d)    Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica
           Life Insurance Company**
10.2(e)    Commitment Letter entered into between the Registrant and SunAmerica Life
           Insurance Company
10.2(f)    Letter Agreement regarding Note Conversion between the Registrant and SunAmerica
           Life Insurance Company**

EXHIBIT
 NUMBER                                  DESCRIPTION OF EXHIBIT
- --------   ----------------------------------------------------------------------------------
10.3       Registration Rights Agreement between the Registrant and SunAmerica Life Insurance
           Company*
10.3(a)    Amended and Restated Registration Rights Agreement between the Registrant and
           SunAmerica Life Insurance Company**
10.4       Form of Pooling and Servicing Agreement relating to SunAmerica securitization program*
10.5       Form of Certificate Purchase Agreement relating to SunAmerica securitization program*
10.6       Form of Origination Agreement and Assignment relating to SunAmerica securitization program*
10.7       Form of Purchase Agreement and Assignment relating to SunAmerica securitization program*
10.8       Form of Servicing Guaranty relating to SunAmerica securitization program*
10.9       Ugly Duckling Corporation Long-Term Incentive Plan*
10.9(a)    Ugly Duckling Corporation Amended and Restated Long-Term Incentive Plan**
10.10      Employment Agreement between the Registrant and Ernest C. Garcia, II*
10.11      Employment Agreement between the Registrant and Steven T. Darak*
10.12      Employment Agreement between the Registrant and Wally Vonsh*
10.13      Employment Agreement between the Registrant and Donald Addink*
10.14      Lease Agreement between the Registrant and Camelback Esplanade Limited Partnership
           for corporate offices in Phoenix, Arizona*
10.15      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 5104 West Glendale Avenue in Glendale, Arizona*
10.16      Building Lease Agreement between the Registrant and Verde Investments, Inc. for property and buildings located at 9630 and 9650 North 19th Avenue in Phoenix,
           Arizona*
10.17      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 330 North 24th Street in Phoenix, Arizona*
10.18      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 333 South Alma School Road in Mesa, Arizona*
10.19      Lease Agreements between the Registrant and Blue Chip Motors, the Registrant and S
           & S Holding Corporation, and the Registrant and Edelman Brothers for certain properties located at 3901 East Speedway Boulevard in Tucson, Arizona*
10.20      Real Property Lease between the Registrant and Peter and Alva Keesal for property located at 3737 South Park Avenue in Tucson, Arizona*
10.21      Land Lease Agreement between the Registrant and Verde Investments, Inc. for property located at 2301 North Oracle Road in Tucson, Arizona*
10.22      Related Party Transactions Modification Agreement between the Registrant and Verde
           Investments, Inc.
10.23      Sublease Agreement between the Registrant and Envirotest Systems Corp. for corporate offices in Phoenix, Arizona
10.24      Form of Indemnity Agreement between the Registrant and its directors and officers
10.25      Form of Ugly Duckling Corporation Nonemployee Director Restricted Stock Plan**
11         Earnings per Share Computation
21         List of Subsidiaries*
23.1       Consent of KPMG Peat Marwick LLP, independent certified public accountants
23.2       Consent of Snell & Wilmer L.L.P. (included in Exhibit 5)
24         Power of Attorney (see signature page included in Registration Statement)*
99.1       Consent of Robert J. Abrahams*
99.2       Consent of Christopher D. Jennings
99.3       Consent of John N. MacDonough
99.4       Consent of Arturo R. Moreno*
99.5       Consent of Frank P. Willey*


- ---------------

 * Previously filed



** To be filed by amendment

     (b) Financial Statement Schedule:

        II     Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS.


     The undersigned Registrant hereby undertakes:



        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:



           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;



           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filedwith the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;



           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



           provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.



        (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denomination and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(b) Under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on May 29, 1996.


                                          Ugly Duckling Corporation

                                          By:   /s/  ERNEST C. GARCIA, II

                                            ------------------------------------
                                                    Ernest C. Garcia, II
                                             Chairman of the Board, President,
                                                             and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             NAME AND SIGNATURE                             TITLE                     DATE
- ---------------------------------------------  --------------------------------  ---------------
          /s/  ERNEST C. GARCIA, II            Chief Executive Officer and       May 29, 1996
- ---------------------------------------------  Director (Principal executive
            Ernest C. Garcia, II               officer)
            /s/  STEVEN T. DARAK               Senior Vice President and Chief   May 29, 1996
- ---------------------------------------------  Financial Officer (Principal
               Steven T. Darak                 financial and accounting
                                               officer)

                                                                  Schedule II
                           UGLY DUCKLING CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
   Years ended December 31, 1994, 1995 and Three Months Ending March 31, 1996

                              Balance at   Charged to    Charged                       Balance
                              beginning    costs and     to other                      at end
        Description           of period    expenses     accounts(1)   Deductions(2)   of period
        -----------           ----------  ----------    -----------   -------------   ---------
Allowance for credit losses:
  Years ended:
    December 31, 1994        $2,876,399    $8,139,791    $  579,128    $(5,386,658)    $6,208,660

    December 31, 1995        $6,208,660    $8,359,585    $1,659,798    $(7,728,043)    $8,500,000

  Three Months ended:
    March 31, 1996           $8,500,000    $2,606,112    $  720,931    $(4,077,043)    $7,750,000

        (1) Represents acquisition of nonrefundable acquisition discount allocated to the allowance for credit losses, net of accretion of nonrefundable acquisition discount to finance income.

        (2) Represents charge offs, net of recoveries and reduction in allowance for credit losses related to the sale of finance receivables.

                                   APPENDIX A
                   DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL


1. Location:     Outside Front and Back Covers of Prospectus
   Item:         Ugly Duckling Corporation Logo
   Description:  The logo consists of a duck next to the words "Ugly Duckling
                 Corporation".

2. Location:     Inside Front Cover Page of Prospectus
   Item:         Photograph
   Description:  The photograph shows the Company's dealership in Glendale,
                 Arizona. There is no caption under the photograph.

3. Location:     Inside Gatefold Page (Left Side)
   Item:         Map
   Description:  This page contains a map of the United States indicating the location of each of the Company's Dealerships and Branch
                 Offices. The map also indicates the locations where the Company plans to open new Company Dealerships and Branch
                 Offices and indicates them as "proposed" locations.

4. Location:     Inside Gatefold Page (Right Side)
   Item:         Photographs
   Description:  The following photographs appear on the right side of the inside of the gatefold page: (i) Photograph of a Company
                 Dealership located in Tucson, Arizona; (ii) photograph of the interior of the Company's credit collection facility in Gilbert, Arizona; and (iii) photograph of the exterior of the Company's credit collection facility in Gilbert, Arizona.
                 There are no captions under these photographs.

5. Location:     Inside Back Cover Page of Prospectus
   Item:         Samples of the Company's Advertising
   Description:  The inside back cover page of the Prospectus shows various samples of some of the Company's advertising. The page contains the following caption: "Samples of the Company's print advertising and storyboards from two of the Company's animated television advertising for the Company Dealership operations." The advertisements depict various programs of the Company including the Company's Visa card program and the use of tax refunds to make down payments. The advertisements display the Company's logo and its toll free number 1-800-THE-DUCK.

                               INDEX OF EXHIBITS


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
 NUMBER                            DESCRIPTION OF EXHIBITS                               PAGE
- --------    ---------------------------------------------------------------------    ------------
 1          Form of Underwriting Agreement between the Cruttenden Roth
            Incorporated and the Registrant......................................
 3.1        Certificate of Incorporation of the Registrant*......................
 3.1(a)     Amendment to Certificate of Incorporation of the Registrant
 3.2        Bylaws of the Registrant*............................................
 3.2(a)     Amendment to Bylaws of the Registrant
 4.1        Certificate of Incorporation of the Registrant filed as Exhibit
            3.1*.................................................................
 4.2        Series A Preferred Stock Agreement*..................................
 4.3        18% Subordinated Debenture of the Registrant issued to Verde
            Investments, Inc.* ..................................................
 4.4        18% Junior Subordinated Revolving Debenture of the Registrant issued to Verde Investments, Inc., as amended* .............................
 4.5        Convertible Note of the Registrant issued to SunAmerica Life
            Insurance Company*...................................................
 4.6        Form of Certificate representing Common Stock**......................
 4.7        Form of Warrant issued to Cruttenden Roth Incorporated as
            representative of the several Underwriters...........................
 4.8        Form of Warrant issued to SunAmerica Life Insurance Company**........
 5          Opinion of Snell & Wilmer L.L.P. regarding the legality of the common stock being registered...............................................
10.1        Motor Vehicle Installment Contract Loan and Security Agreement
            between the Registrant and General Electric Capital Corporation*.....
10.1(a)     Amendment to Motor Vehicle Installment Contract Loan and Security
            Agreement between the Registrant and General Electric Capital
            Corporation*.........................................................
10.1(b)     Amendment to Motor Vehicle Installment Contract Loan and Security
            Agreement between the Registrant and General Electric Capital
            Corporation*.........................................................
10.1(c)     Amendment No. 3 to Motor Vehicle Installment Contract Loan and
            Security Agreement between the Registrant and General Electric
            Capital Corporation*.................................................
10.1(d)     Amendment No. 4 to Motor Vehicle Installment Contract Loan and
            Security Agreement between the Registrant and General Electric
            Capital Corporation*.................................................
10.1(e)     Amendment No. 5 to Motor Vehicle Installment Contract Loan and
            Security Agreement between the Registrant and General Electric
            Capital Corporation*.................................................
10.2        Note Purchase Agreement between the Registrant and SunAmerica Life
            Insurance Company*...................................................
10.2(a)     First Amendment to Note Purchase Agreement between the Registrant and
            SunAmerica Life Insurance Company*...................................
10.2(b)     Second Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company*...............................
10.2(c)     Third Amendment to Note Purchase Agreement between the Registrant and
            SunAmerica Life Insurance Company*...................................
10.2(d)     Fourth Amendment to Note Purchase Agreement between the Registrant and SunAmerica Life Insurance Company**..............................

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
 NUMBER                            DESCRIPTION OF EXHIBITS                               PAGE
- --------    ---------------------------------------------------------------------    ------------
10.2(e)     Commitment Letter entered into between the Registrant and SunAmerica
            Life Insurance Company
10.2(f)     Letter Agreement regarding Note Conversion between the Registrant and
            SunAmerica Life Insurance Company**
10.3        Registration Rights Agreement between the Registrant and SunAmerica
            Life Insurance Company*..............................................
10.3(a)     Amended and Restated Registration Rights Agreement between the
            Registrant and SunAmerica Life Insurance Company**
10.4        Form of Pooling and Servicing Agreement relating to SunAmerica securitization program*..............................................
10.5        Form of Certificate Purchase Agreement relating to SunAmerica securitization program*..............................................
10.6        Form of Origination Agreement and Assignment relating to SunAmerica securitization program*..............................................
10.7        Form of Purchase Agreement and Assignment relating to SunAmerica securitization program*..............................................
10.8        Form of Servicing Guaranty relating to SunAmerica securitization program*.............................................................
10.9        Ugly Duckling Corporation Long-Term Incentive Plan*..................
10.9(a)     Ugly Duckling Corporation Amended and Restated Long-Term
            Incentive Plan**.....................................................
10.10       Employment Agreement between the Registrant and Ernest C. Garcia,
            II*..................................................................
10.11       Employment Agreement between the Registrant and Steven T. Darak*.....
10.12       Employment Agreement between the Registrant and Wally Vonsh*.........
10.13       Employment Agreement between the Registrant and Donald Addink*.......
10.14       Lease Agreement between the Registrant and Camelback Esplanade
            Limited Partnership for corporate offices in Phoenix, Arizona*.......
10.15       Land Lease Agreement between the Registrant and Verde Investments,
            Inc. for property located at 5104 West Glendale Avenue in Glendale,
            Arizona*.............................................................
10.16       Building Lease Agreement between the Registrant and Verde
            Investments, Inc. for property and buildings located at 9630 and 9650
            North 19th Avenue in Phoenix, Arizona*...............................
10.17       Land Lease Agreement between the Registrant and Verde Investments,
            Inc. for property located at 330 North 24th Street in Phoenix,
            Arizona*.............................................................
10.18       Land Lease Agreement between the Registrant and Verde Investments,
            Inc. for property located at 333 South Alma School Road in Mesa,
            Arizona*.............................................................
10.19       Lease Agreements between the Registrant and Blue Chip Motors, the
            Registrant and S & S Holding Corporation, and the Registrant and
            Edelman Brothers for certain properties located at 3901 East Speedway
            Boulevard in Tucson, Arizona*........................................
10.20       Real Property Lease between the Registrant and Peter and Alva Keesal for property located at 3737 South Park Avenue in Tucson, Arizona*...
10.21       Land Lease Agreement between the Registrant and Verde Investments,
            Inc. for property located at 2301 North Oracle Road in Tucson,
            Arizona*.............................................................
10.22       Related Party Transactions Modification Agreement between the
            Registrant and Verde Investments, Inc................................

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
 NUMBER                            DESCRIPTION OF EXHIBITS                               PAGE
- --------    ---------------------------------------------------------------------    ------------
10.23       Sublease Agreement between the Registrant and Envirotest Systems
            Corp. for corporate offices in Phoenix, Arizona......................
10.24       Form of Indemnity Agreement between the Registrant and its directors and officers.........................................................
10.25       Form of Ugly Duckling Corporation Nonemployee Director Restricted
            Stock Plan**.........................................................
11          Earnings per Share Computation.......................................
21          List of Subsidiaries*................................................
23.1        Consent of KPMG Peat Marwick LLP, independent certified public accounts.............................................................
23.2        Consent of Snell & Wilmer L.L.P. (included in Exhibit 5).............
24          Power of Attorney (see signature page included in Registration
            Statement)*..........................................................
99.1        Consent of Robert J. Abrahams*.......................................
99.2        Consent of Christopher D. Jennings...................................
99.3        Consent of John N. MacDonough........................................
99.4        Consent of Arturo R. Moreno*.........................................
99.5        Consent of Frank P. Willey*..........................................


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 * Previously filed.



** To be filed by amendment.